Exhibit 99.4

THIS EXPLANATORY STATEMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

This Explanatory Statement may not be used for the purpose of, and does not constitute an offer to sell or the solicitation of an offer to buy or apply for any securities. None of the securities referred to in this Explanatory Statement may be sold, issued or transferred in any jurisdiction in contravention of applicable law. The securities covered pursuant to the Scheme of Arrangement will not be registered with the U.S. Securities and Exchange Commission (“SEC”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the securities law of any state or other jurisdiction, and are being transferred and delivered in reliance upon an exemption from the registration requirements of the Securities Act.

EXPLANATORY STATEMENT

IN RELATION TO A SCHEME OF ARRANGEMENT between

BW LPG LIMITED (the “Company”)

and

the Scheme SHAREHOLDERS (as defined in this Explanatory Statement)

under section 99 of the Companies Act 1981

DATE: 21 May 2024

Unless the context otherwise requires, all capitalised terms used in this Explanatory Statement shall have the meanings set out in Appendix 1 – Definitions and Interpretation to this Explanatory Statement. The appendices to this Explanatory Statement form an integral part of it and, unless expressly stated otherwise, references to this Explanatory Statement shall be construed as references to the Explanatory Statement including the appendices to it.

Table of Contents

Important Notice	3
Important Securities Law Notice	4
Overview	6
Actions TO be taken	7
EXPECTED TIMETABLE	10
SUMMARY	11
DESCRIPTION OF CERTAIN TAX CONSIDERATIONS	18
QUESTIONS AND ANSWERS	38
WHERE YOU CAN FIND MORE INFORMATION	43
APPENDIX 1 – DEFINITIONS AND INTERPRETATION	44
APPENDIX 2 – SCHEME OF ARRANGEMENT	48
APPENDIX 3 – NOTICE OF SCHEME MEETING	49
APPENDIX 4 – PROXY CARD	50
Appendix 5 – BW LPG Singapore Constitution	52
Appendix 6 – Convening Order	53

Important Notice

This Explanatory Statement has been prepared in accordance with a proposal in relation to a scheme of arrangement pursuant to section 99 of the Companies Act 1981 of Bermuda between the Company and its Scheme Shareholders.

THIS EXPLANATORY STATEMENT COMPRISES AN EXPLANATORY STATEMENT IN COMPLIANCE WITH SECTION 99 AND SECTION 100 OF THE COMPANIES ACT 1981 OF BERMUDA (this “Explanatory Statement”). It is being provided to persons who are Scheme Shareholders (as defined herein). The information contained in this Explanatory Statement should be considered in the context of the circumstances prevailing at the date of this Explanatory Statement and will not be updated to reflect material developments which may occur after the date of this Explanatory Statement.

Further important information is set out under the sections entitled “Important Securities Law Notice” on pages 4 to 5 (inclusive) of this Explanatory Statement.

For the date, time and location of the Scheme Meeting, please see section “Summary”. For information on how to attend and vote in person at the Scheme Meeting, an identification of the matters to be voted upon at the Scheme Meeting and the Board’s recommendations regarding those matters, please refer to the sections entitled “Questions and Answers” and “Summary”

Scheme Shareholders should consult their own professional advisors with respect to the matters described in this Explanatory Statement, including the legal, financial and tax consequences of the Scheme of Arrangement in their particular circumstances.

Important Securities Law Notice

THIS EXPLANATORY STATEMENT MAY NOT BE USED FOR THE PURPOSE OF, AND DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. NO COMMON SHARES ARE BEING OFFERED OR SOLD PURSUANT TO THIS EXPLANATORY STATEMENT IN ANY JURISDICTION.

NONE OF THE SECURITIES REFERRED TO IN THIS EXPLANATORY STATEMENT SHALL BE SOLD, ISSUED OR TRANSFERRED IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.

General

The distribution of this Explanatory Statement is subject to restrictions and may not be made except pursuant to registration with or authorisation by the relevant securities regulatory authorities or an exemption therefrom. Therefore, persons who may come into possession of this Explanatory Statement are advised to consult with their own legal advisors as to what restrictions may be applicable to them and to observe such restrictions. This Explanatory Statement may not be used for the purpose of an offer or invitation in any circumstances in which such offer or invitation is not authorised.

The contents of this Explanatory Statement are not to be construed as legal, business or tax advice. Scheme Shareholders should consult their own legal, financial and tax advisors with respect to the legal, financial and tax consequences of the Scheme of Arrangement in their particular circumstances.

U.S. Securities Law Considerations

The Company intends to rely on an exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof in connection with the consummation of the Scheme of Arrangement, and which reliance will be based on the Supreme Court’s approval of the Scheme of Arrangement. U.S. shareholders of the Company should note that the Scheme of Arrangement is with respect to the securities of a Bermuda company in accordance with the laws of Bermuda. The Scheme of Arrangement is subject to the disclosure requirements of Bermuda which may be different from those of the United States.

Any financial information included in this Explanatory Statement has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and may not be comparable to the financial statements of U.S. companies. U.S. generally accepted accounting principles differ in certain respects from IFRS.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws since the Company is incorporated in Bermuda. You may not be able to sue the Company or its directors and officers for violations of the U.S. securities laws. It may be difficult to compel the Company and its affiliates to subject themselves to a U.S. court’s judgment.

Neither the SEC nor any other U.S. federal or state securities commission or other regulatory authority has registered, approved or disapproved or passed upon the accuracy or adequacy of this Explanatory Statement. Any representation to the contrary is a criminal offence in the United States.

Securities Law Considerations for Certain Other Jurisdictions

Bermuda

This Explanatory Statement is not subject to and has not received approval from either the Bermuda Monetary Authority or the Registrar of Companies, and no statement to the contrary, explicit or implicit, is authorised to be made in this regard.

Singapore

This Explanatory Statement has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act 2001 of Singapore. Accordingly, in Singapore, this Explanatory Statement is addressed solely to and is for the exclusive use of the Singaporean shareholders. These documents should not be circulated, distributed or given to any person in Singapore other than the Singaporean shareholders.

Norway

Neither the Financial Supervisory Authority of Norway nor any other authority in Norway has carried out any form of review, control, approval or registration of this Explanatory Statement, and no statement to the contrary, explicit or implicit, is authorised to be made in this regard.

Overview

The purpose of this Explanatory Statement is to explain the effects of the Scheme of Arrangement for which the Company proposes to seek the approval of the Supreme Court of Bermuda (the “Supreme Court”), subject to the necessary statutory approval having been obtained at the Scheme Meeting (as defined herein).

The Company proposes to discontinue from Bermuda and continue as a company incorporated under the laws of Singapore pursuant to section 132G of the Companies Act 1981 of Bermuda (the “Companies Act”) and Part 10A of the Companies Act 1967 of Singapore (the “Singapore Companies Act” and the “Redomiciliation” respectively) by way of a scheme of arrangement between the Company and the holders of the Company’s issued and outstanding common shares (the “Scheme Shareholders”) in the form attached hereto as Appendix 2 (the “Scheme of Arrangement”) pursuant to section 99 of the Companies Act.

Reasons for and benefits of the Scheme of Arrangement

The Company’s board of directors (the “Board”) believes that the Redomiciliation will increase the Company’s strategic flexibility while posing no noticeable risks to the Company’s operating model, long-term strategy and ability to maintain a competitive worldwide effective corporate tax rate. Singapore also has a well-developed legal system that encourages a high standard of corporate governance. The Board has carefully considered the effects of the Redomiciliation on its Scheme Shareholders. Following the Redomiciliation, BW LPG Singapore will remain subject to IFRS reporting requirements and the corporate governance rules of the OSE and the NYSE and the Norwegian Code of Corporate Governance. The Board has considered both the potential advantages and risks of the Redomiciliation and has unanimously approved the Redomiciliation by way of a Scheme of Arrangement.

Scheme of Arrangement under Bermuda Law

Under Bermuda law, a scheme of arrangement of the kind proposed by the Company is a compromise or arrangement provided for by section 99 of the Companies Act. Section 99 of the Companies Act provides that a scheme may take effect between a company and its members (or any class of them), and become legally binding on all the members to whom it is intended to apply if:

●	A majority in number representing three-fourths in value of the members (or a class of members), present and voting in person or by proxy, vote in favour of it at a meeting convened with the leave of the Supreme Court; and

●	The Supreme Court subsequently sanctions the compromise or arrangement and a copy of the order of the Supreme Court to that effect is delivered to the relevant Registrar of Companies for registration.

The Scheme of Arrangement is set out fully at Appendix 2.

Conditions Precedent to the Scheme of Arrangement

The Scheme of Arrangement is subject to the satisfaction, or waiver thereof (if allowed by law), of the conditions particularized on page 12 of this Explanatory Statement.

Court Meeting

On 15 May 2024, the Company made an application to the Supreme Court of Bermuda (the “Supreme Court”) for an order convening a scheme meeting pursuant to section 99 of the Companies Act (the “Scheme Meeting”) to consider and if thought fit approve the Scheme of Arrangement with any modification or addition thereto or condition approved or imposed by the Supreme Court. On 15 May 2024, the Supreme Court granted a convening order for the Company to hold the Scheme Meeting and directed that each Scheme Shareholder shall be counted as one person, and if holding its shares as nominee, shall vote in accordance with the majority instructions received by the beneficial owners of such shares. The Company will hold the Scheme Meeting to vote on the proposed Redomiciliation by way of the Scheme of Arrangement on 12 June 2024.

If the Company obtains the requisite approval at the Scheme Meeting, the Company will make a further application to the Supreme Court to hold the Sanction Hearing (as defined herein) in Bermuda to sanction the Scheme of Arrangement. Following the Sanction Hearing, the Supreme Court may, in its discretion, sanction the Scheme of Arrangement. The Scheme of Arrangement cannot be completed without the sanction of the Supreme Court.

Effectiveness of the Scheme

The Scheme of Arrangement shall become binding on the Scheme Shareholders upon the filing of the Sanction Order (as defined herein) with the Registrar of Companies, and the Scheme of Arrangement shall become effective on the date on which the last of the conditions to the Scheme of Arrangement is satisfied (the “Effective Date”).

Actions TO be taken

The actions to be taken by you will depend on how your common shares are held as at 5:00 p.m. (New York time) on 16 May 2024 (the “Record Date”). In particular:

(a)	if you are registered as the legal owner of your common shares, meaning that your common shares are represented by book entries in your name so that you appear as a shareholder on the shareholder register of the Company maintained by Equiniti Trust Company, LLC (“Equiniti”) (i.e. you are a Scheme Shareholder), please refer to the section below entitled “Actions to be taken by Scheme Shareholders” for the actions to be taken by you;

(b)	if your common shares are registered in the VPS and trade on the OSE (i.e. you are a VPS Shareholder), please refer to the section below entitled “Actions to be taken by VPS Shareholders” for the actions to be taken by you; or

(c)	if your common shares are held through a bank, brokerage firm, or other nominee that is a DTC Participant (i.e. held in ”street name”), please refer to the section below entitled “Actions to be taken by beneficial owners holding in “street name” through DTC Participants” for the actions to be taken by you.

Actions to be taken by Scheme Shareholders

Scheme Shareholders listed on the register of members of the Company as at the Record Date are entitled to vote at the Scheme Meeting for the purpose of considering and, if thought fit approving the Scheme of Arrangement to effect the Redomiciliation and the adoption of the BW LPG Singapore Constitution (as defined herein) with effect from the Effective Date.

A notice of the Scheme Meeting, which is to be held on 12 June 2024, is included at Appendix 3. Scheme Shareholders as at the Record Date may attend the Scheme Meeting in person or may vote by proxy.

Proxy cards

Scheme Shareholders as at the Record Date may exercise their voting rights at the Scheme Meeting by submitting the proxy card enclosed herewith at Appendix 4 (the “Proxy Card”), authorising Susan Barit, Vice President, Bermuda Operations of the Company, or failing her Shawn Angiers of Inchona Services Limited, Secretary of the Company, or failing him such other person as the Company may authorise, to vote on their behalf in accordance with the terms set forth on the submitted Proxy Card.

The Proxy Card is also available on the Company’s website (www.bwlpg.com) and on the OSE’s information system (Newsweb) (http://newsweb.oslobors.no) and on the Form 6-K furnished by the Company with the SEC on or around the date hereof (www.sec.gov). Scheme Shareholders as at the Record Date exercising voting rights by submitting the Proxy Card do not need to submit a separate notification of participation to the Scheme Meeting. The Proxy Card constitutes a valid notification of participation.

In order for such proxy to be counted, the proxy must be completed in accordance with the instructions set out therein and received by Equiniti by mail (Equiniti Trust Company, LLC, 55 Challenger Rd, Ridgefield Park, NJ 07660, USA) in the return envelope provided by Equiniti no later than 5:00 p.m. (New York time) on 10 June 2024 (proxies received after such time will not be considered). A proxy may not be supplied with special instructions or conditions. If so, the vote is invalid.

Further instructions and conditions are included in the Proxy Card.

Please note that if you do not appoint a proxy and do not vote at the Scheme Meeting you will still be bound by the outcome. You are therefore strongly urged to vote either in person or by proxy.

Actions to be taken by VPS Shareholders

VPS Shareholders (as defined herein), whose shares are registered in the VPS and trade on the OSE, as at the Record Date will not be able to exercise voting rights directly. Such persons will need to provide voting instructions by submitting the Proxy Card to DNB Bank ASA, Registrars Department. To be valid, the form of proxy must be received by DNB Bank ASA, Registrars Department, at its address at Dronning Eufemias gate 30, 0191 Oslo, Norway, or by e-mail at vote@dnb.no, in each case no later than 10:00 a.m. (Oslo time) on 10 June 2024.

VPS Shareholders who wish to attend the Scheme Meeting, must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds their shares in order to vote such shares at the meeting and present their voting information card. Duly appointed proxyholders attending the meeting in person will be given a ballot upon request.

Actions to be taken by beneficial owners holding in “street name” through DTC Participants

Persons indirectly holding common shares of the Company through a bank, brokerage firm, or other nominee that is a DTC Participant (i.e. held in ”street name”) (each a “Beneficial Owner”) as at the Record Date will not be able to exercise voting rights directly. Such persons holding common shares of the Company in “street name” must provide voting instructions through their bank, brokerage firm, or other nominee by returning a voting instruction form received from that institution in accordance with the relevant instructions provided by such institution, and are encouraged to contact their designated nominee well in advance of the Scheme Meeting.

Persons holding common shares of the Company in “street name” and who wish to attend the Scheme Meeting, must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds their shares in order to vote such shares at the meeting and present their voting information card. Duly appointed proxyholders attending the meeting in person will be given a ballot upon request.

Recommendation for the Scheme of Arrangement

The Board has considered both the potential advantages and risks of the Redomiciliation and has unanimously approved the Redomiciliation by way of a Scheme of Arrangement.

Please note that dates and time frames presented in this Explanatory Statement in relation to the timetable for the Scheme of Arrangement or Redomiciliation are indicative and may change due to circumstances outside of the Company’s control.

EXPECTED TIMETABLE

Event	Expected time and date

Publication of this Explanatory Statement	21 May 2024

Scheme Meeting Record Date	5:00 p.m. (New York time) on 16 May 2024

Last time and date for receipt of proxy forms from VPS Shareholders	10:00 a.m. (Oslo time) on 10 June 2024

Latest time and date for receipt of Proxy Cards from Scheme Shareholders (“Proxy Deadline”)	5:00 p.m. (New York time) on 10 June 2024

Scheme Meeting	4:00 p.m. on 12 June 2024

Court Hearing to Sanction Scheme	9:30 a.m. on 20 June 2024

Proposed Scheme Effective Date	1 July 2024

Unless otherwise stated, all references in this Explanatory Statement to times are to Bermuda time.

The Scheme Meeting will be held at Washington Mall Phase 2, 4th Floor, Suite 400, 22 Church Street, HM 1189, Hamilton, Bermuda. The dates given are based on current expectations and may be subject to change. If any of the expected dates change, the Company will provide notice of the change to the Scheme Shareholders.

SUMMARY

This summary highlights selected information from this Explanatory Statement. It does not contain all of the information that is important to you. To understand the Redomiciliation more fully, and for a more complete legal description of the Scheme of Arrangement, you should read carefully the entire Explanatory Statement, including the annexes. The Scheme of Arrangement, attached as Appendix 2 to this Explanatory Statement, is the legal document that governs the Scheme of Arrangement.

We encourage you to read those documents carefully.

Corporate History of the Company

The Company was incorporated in Bermuda under the Companies Act as an exempted company limited by shares on 21 August 2008 with registration number 42302 under the name “BW Gas LPG Holding Limited”. The Company subsequently changed its name to “BW LPG Limited” on 3 September 2013.

The Company’s shares are currently listed on Euronext Oslo Børs (the “OSE”) and the New York Stock Exchange (the “NYSE”).

The Company’s registered office is at c/o Inchona Services Limited, Washington Mall Phase 2, 4th Floor, Suite 400, 22 Church Street, HM 1189, Hamilton, Pembroke, HM EX Bermuda.

The authorised share capital of the Company is US$1,620,000 consisting of 162,000,000 common shares of US$0.01 par value each. As at the date of this Explanatory Statement, the total issued share capital of the Company is 140,000,000 common shares, with 8,247,446 common shares held as treasury shares.

BW LPG Singapore will be the Singapore company resulting from the Redomiciliation.

Summary of the Scheme

The Scheme of Arrangement is a means to effect the Redomiciliation.

Reasons for the Redomiciliation and Recommendation

The Board believes that the Redomiciliation will increase the Company’s strategic flexibility while posing no noticeable risks to the Company’s operating model, long-term strategy and ability to maintain a competitive worldwide effective corporate tax rate. The Board has carefully considered the effects of the Redomiciliation on its Scheme Shareholders. Singapore has a well-developed legal system that encourages a high standard of corporate governance. In addition, following the Redomiciliation, BW LPG Singapore will remain subject to IFRS reporting requirements and the corporate governance rules of the OSE and the NYSE and the Norwegian Code of Corporate Governance. The Board has considered both the potential advantages and risks of the Redomiciliation and has unanimously approved the Redomiciliation by way of a Scheme of Arrangement and recommends that the Scheme Shareholders entitled to vote at the Scheme Meeting vote in favour of the Scheme of Arrangement.

Conditions Precedent to the Scheme of Arrangement

The Scheme of Arrangement is subject to the satisfaction, or waiver thereof (if allowed by law), of the following conditions:

(a)	the approval of the Scheme of Arrangement at the Scheme Meeting by a simple majority in number of the Scheme Shareholders representing at least 75% in value of the Scheme Shareholders present and voting either in person or by proxy at the Scheme Meeting;

(b)	the sanction of the Scheme of Arrangement, with or without modification, by the Supreme Court;

(c)	adoption by the Company of the BW LPG Singapore Constitution (defined herein) which will take effect upon the Effective Date (as defined below);

(d)	the delivery of an office copy of the Sanction Order to the Registrar of Companies for registration;

(e)	the filing with the Registrar of Companies, pursuant to section 132H of the Companies Act, of a notice of the discontinuance of the Company which contains the information and documents as required by section 132H(1) of the Companies Act;

(f)	prior to filing an application for registration (as referred in sub-paragraph (g) below), the approval of the Company's name application to ACRA to reserve the name "BW LPG Limited" pursuant to section 357 of the Singapore Companies Act;

(g)	the Company shall have furnished an application for registration to ACRA pursuant to section 358 of the Singapore Companies Act;

(h)	issuance of the notice of transfer of registration in the prescribed form and a certificate of confirmation of registration in respect of BW LPG Singapore by ACRA pursuant to section 359 of the Singapore Companies Act; and

(i)	the Company having received a waiver from the Securities Industry Council of Singapore in accordance with the Note on Section 2 of the application of the Singapore Code on Take-Overs and Mergers,

(collectively, the “Scheme Conditions”).

Effectiveness of the Scheme

The Scheme of Arrangement will become binding as soon as a copy of the Sanction Order of the Supreme Court sanctioning the Scheme of Arrangement has been delivered to the Bermuda Registrar of Companies as required by Section 99 of the Companies Act, and will become effective once all other Scheme Conditions have been satisfied, or waived (if allowed by law) (the “Effective Date”).

The Company currently expects to complete the Scheme of Arrangement as soon as practicable after the Sanction Hearing.

Effects of the Scheme of Arrangement

On the Effective Date, the following shall occur:

(a)	the Company shall be registered under section 359(1) of the Singapore Companies Act by transfer of registration, and the continuance of the Company in Singapore shall be effective;

(b)	the registered office of the Company shall cease to be at c/o Inchona Services Limited, Washington Mall Phase 2, 4th Floor, Suite 400, 22 Church Street, HM 1189, Hamilton, Pembroke, HMEX, Bermuda, and the Company’s registered office in Singapore shall be at 10 Pasir Panjang Road, #17-02 Mapletree Business City, Singapore 117438;

(c)	the Company’s bye-laws under Bermuda law will be replaced with the BW LPG Singapore Constitution;

(d)	each issued BW LPG Bermuda Share shall become and remain, and each Scheme Shareholder shall be entitled to receive for each BW LPG Bermuda Share held, one BW LPG Singapore Share; and

(e)	BW LPG Singapore shall direct its registrar and transfer agent to register BW LPG Singapore Shares in the names of the Scheme Shareholders in accordance with the transformation of the BW LPG Bermuda Shares into BW LPG Singapore Shares pursuant to the terms of the Scheme of Arrangement.

As a result of the Scheme of Arrangement, and without any action on their part, Scheme Shareholders will hold the same number of BW LPG Singapore Shares (as defined herein) as they did BW LPG Bermuda Shares (as defined herein) immediately prior to the Effective Date, and their economic interest in the Company will remain unchanged. The BW LPG Singapore Shares will remain listed on the OSE and NYSE, and all of the BW LPG Singapore Shares will be registered in book-entry form. The Company’s registrar and transfer agent will make the electronic book-entry of shares to the same account where your BW LPG Bermuda Shares were previously held. The Company’s registration number and ISIN, CFI, CUSIP and FISN codes will change due to the Redomiciliation, however the Company will retain its LEI code.

The completion of the Redomiciliation will change the governing law that applies to the Company from Bermuda law to Singapore law. There are differences between Bermuda law and Singapore law and between the Company’s memorandum of association and bye-laws, and the BW LPG Singapore Constitution. See “Comparison of Shareholder Rights and Board Powers” for a summary of some of these differences.

Scheme Meeting

The Company has obtained directions from the Supreme Court (the “Convening Order”) providing for the convening of the Scheme Meeting for the purpose of approving the Scheme of Arrangement (with or without modification). A copy of the Convening Order is enclosed at Appendix 6.

The Company encourages you to read the Scheme of Arrangement attached as Appendix 2 in its entirety for a complete description of its terms and conditions.

Time, date and place

The Scheme Meeting will be held at Washington Mall, Phase 2, 4th Floor, Suite 400, 22 Church Street, Hamilton HM 1189, Bermuda, on 12 June 2024 at 4:00 p.m. The notice of the Scheme Meeting is set out at Appendix 3.

Quorum and Voting at the Scheme Meeting

Only Scheme Shareholders as at the Record Date are entitled to vote at the Scheme Meeting or any adjournment or postponement of the Scheme Meeting.

The Company has obtained directions from the Supreme Court as per the Convening Order that, notwithstanding the quorum requirements for general meetings in the Company’s bye-laws, the quorum for the Scheme Meeting shall be one or more persons present in person or by proxy representing at least 33% of the total issued and outstanding shares of the Company.

The Scheme of Arrangement requires the approval of a simple majority in number of the Scheme Shareholders entitled to vote at the Scheme Meeting representing at least 75% in value of the Scheme Shareholders present and voting either in person or by proxy at the Scheme Meeting.

Court Sanction of the Scheme of Arrangement

If the requisite statutory approval is obtained at the Scheme Meeting, then the Company will need to make a further application to the Supreme Court to sanction the Scheme of Arrangement. The Scheme of Arrangement cannot be completed without the sanction of the Supreme Court of Bermuda.

The Sanction Hearing is expected to take place at 9:30 a.m. on 20 June 2024. In determining whether to exercise its discretion and approve the Scheme of Arrangement, the Supreme Court will determine, among other things, whether the Scheme of Arrangement is fair to the Scheme Shareholders in general. At the Sanction Hearing, the Supreme Court may impose such conditions as it deems appropriate in relation to the Scheme of Arrangement but may not impose any material changes without the joint consent of the Company and the Scheme Shareholders. The Company may, subject to any applicable law constraints, consent to any modification of the Scheme of Arrangement on behalf of the Scheme Shareholders that the Supreme Court determines to approve or impose.

If the Supreme Court sanctions the Scheme of Arrangement, the Company intends to file the Order sanctioning the Scheme of Arrangement with the Registrar of Companies in Bermuda on or around 26 June 2024.

Scheme Shareholders and those holding their shares through Scheme Shareholders as nominee should note that they will be entitled to appear at the Sanction Hearing which is expected to take place at 9:30 a.m. on 20 June 2024. Should you wish to participate at the Sanction Hearing, the Company encourages you to adopt one of the below noted procedures:

●	appearing in person at the Supreme Court, having notified the Company’s legal counsel 48 hours in advance of your intention to do so by e-mailing: Guy.Cooper@conyers.com or Jonathan.O’Mahony@conyers.com. You will in such circumstances be requested to provide an affidavit setting out the evidence upon which you seek to rely at the hearing;

●	filing an affidavit with the Supreme Court at least 48 hours prior to the date of the hearing of the petition to sanction setting out your reasons for objecting. At the same time as filing the affidavit, you should serve a copy of the affidavit on the Company by leaving the same at the office of Conyers Dill & Pearman Limited, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, Attention: Jonathan O’Mahony and Guy Cooper; or

●	instructing counsel to appear on your behalf before the Supreme Court, such counsel to provide notice of their intention to appear to Conyers Dill & Pearman Limited at least 48 hours prior to the sanction hearing and at the same time providing a copy of the evidence upon which counsel shall seek to rely set out in an affidavit.

In addition, the Supreme Court has wide discretion to hear from interested parties.

Once the Scheme of Arrangement becomes binding, a Scheme Shareholder may commence an Allowed Proceeding, provided it gives the Company five (5) Business Days prior notice in writing of its intention to do so.

When under any provision of the Scheme of Arrangement after the time in which it becomes binding a matter is to be determined by the Company, then the Company will have discretion to interpret those matters under the Scheme of Arrangement in a manner that it considers fair and reasonable, and its decisions will be binding on all concerned.

Amendment or Termination of the Scheme of Arrangement

The Scheme of Arrangement may be amended, modified or supplemented by the Company and the Supreme Court. However, after approval by the Scheme Shareholders at the Scheme Meeting, no amendment, modification or supplement may be made or effected that requires further approval by the Scheme Shareholders without obtaining that approval.

Under Bermuda law, the Board may terminate and abandon the Scheme of Arrangement at any time prior to the serving of the Sanction Order on the Bermuda Registrar of Companies. However, the Company has determined that, it will not terminate and abandon the Scheme of Arrangement following the approval of the Scheme of Arrangement by the Scheme Shareholders. The Board may also terminate or abandon the Scheme of Arrangement if the Scheme Conditions are not satisfied or waived, and if such conditions are not satisfied or waived on or before 30 June 2025, or such later date as agreed by the Company and sanctioned by the Supreme Court, the Scheme of Arrangement will lapse by its terms.

Tax Considerations

Please refer to section “Description of certain tax considerations” for a description of the material U.S. federal income tax, Norway, Bermuda and Singapore tax consequences of the Redomiciliation. Determining the actual tax consequences of the Redomiciliation to you may be complex and will depend on your specific situation. You are urged to consult your tax adviser for a full understanding of the tax consequences of the Redomiciliation to you.

Rights of Shareholders

Many of the principal attributes of the BW LPG Bermuda Shares and BW LPG Singapore Shares will be similar. However, there are differences between shareholder rights under Singapore law and under Bermuda law. In addition, there are differences between the Company’s memorandum of association and bye-laws and the BW LPG Singapore Constitution. See section “Comparison of shareholder rights and board powers” for further information.

No Appraisal Rights

Under Bermuda law, the shareholders of the Company do not have any right to an appraisal of the value of their shares or payment for them in connection with the Scheme of Arrangement. A shareholder may however appear before the Supreme Court hearings in respect of the Scheme of Arrangement.

Accounting Treatment of the Scheme of Arrangement

There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of the Company as a result of the Redomiciliation. The consolidated business, capitalisation, assets, liabilities and financial statements of the Company will remain the same immediately following the Redomiciliation.

U.S. Securities Law Considerations

The Company intends to rely on an exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof in connection with the consummation of the Scheme, and which reliance will be based on the Court’s approval of the Scheme of Arrangement. US shareholders of the Company should note that the Scheme of Arrangement is with respect to the securities of a Bermuda company in accordance with the laws of Bermuda. The Scheme of Arrangement is subject to the disclosure requirements of Bermuda which may be different from those of the United States.

Any financial information included in this Explanatory Statement has been prepared in accordance with IFRS and may not be comparable to the financial statements of US companies. US generally accepted accounting principles differ in certain respects from IFRS.

It may be difficult for you to enforce your rights and any claim you may have arising under US federal securities laws since the Company is incorporated in Bermuda. You may not be able to sue the Company or its directors and officers for violations of the US securities laws. It may be difficult to compel the Company and its affiliates to subject themselves to a US court’s judgment.

Neither the SEC nor any other U.S. federal or state securities commission or other regulatory authority has registered, approved or disapproved or passed upon the accuracy or adequacy of this Explanatory Statement. Any representation to the contrary is a criminal offence in the United States.

Corporate governance of Singapore Company

When the Redomiciliation is completed, the Company will be a Singapore company with its shares listed on the NYSE and OSE. Its corporate governance will be based on Singapore law and internal rules and instructions and the Company will also comply with NYSE corporate governance rules applicable to foreign private issuers and the OSE’s Rule Book for Issuers and apply the Norwegian Corporate Governance Code (the “Code”). The Code applies to all companies with shares listed on the OSE and shall be fully applied in connection with the listing of a company. The Company is not obliged to comply with every rule in the Code as the Code itself provides for the possibility to deviate from the rules, provided that any such deviations and the chosen alternative solutions are described and the reasons therefore are explained in the corporate governance report (according to the so-called “comply or explain principle”).

Any deviation from the Code will be reported in the Company’s corporate governance report, which has been prepared for the 2023 financial year. A copy of the report can be found at: www.bwlpg.com/investors/reports-presentation/#Annual_Reports.

Regulatory Matters

The OSE’s approval is required in order for its shares to remain listed on the OSE following the completion of the Redomiciliation. On 6 May 2024, the Company received a preliminary statement from the OSE that the shares will continue to be listed on the OSE following the Redomiciliation, provided that the OSE receives the final documentation and information required.

The Company is not aware of any other governmental approvals or actions that are required in connection with, or to complete, the Redomiciliation.

Interests of Certain Persons in the Redomiciliation

As of the date of this Explanatory Statement the Company’s executive officers and directors collectively beneficially own 0.004% of the Company’s issued and outstanding common shares. The Company is not aware of such executive officers and directors having any different, or additional, interests in the Redomiciliation other than those of other Scheme Shareholders.

DESCRIPTION OF CERTAIN TAX CONSIDERATIONS

The information presented under section “Singapore Tax Considerations” below is a discussion of the material Singapore tax consequences of the ownership and disposition of BW LPG Singapore voting shares for shareholders resident for tax purposes in Singapore or a country outside of Singapore. The information presented under the sections “US Tax Considerations”, “Bermuda Tax Considerations” and “Norway Tax Considerations” below is a discussion of the material U.S., Bermuda and Norway tax consequences of the Redomiciliation.

You should consult your own tax advisor regarding the applicable tax consequences of the Redomiciliation and of the ownership of the BW LPG Singapore Shares under the applicable legislation, including the effect of a tax treaty.

Singapore Tax Considerations

The following discussion is a summary of Singapore income tax, goods and services tax (“GST”) and stamp duty considerations relevant to the acquisition, ownership and disposition of BW LPG Singapore Shares. The statements made herein regarding taxation are general in nature and based upon certain aspects of the current tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date hereof and are subject to any changes in such laws or administrative guidelines or the interpretation of such laws or guidelines occurring after such date, which changes could be made on a retrospective basis. The statements made herein do not purport to be a comprehensive or exhaustive description of all of the tax considerations that may be relevant to a decision to acquire, own or dispose of BW LPG Singapore Shares and do not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities) may be subject to special rules. Prospective shareholders are advised to consult their own tax advisers as to the Singapore or other tax consequences of the acquisition, ownership of or disposal of BW LPG Singapore Shares, taking into account their own particular circumstances. The statements below are on the basis that the Company is a tax resident in Singapore for Singapore income tax purposes after the Redomiciliation and the Company (including its subsidiaries) do not own any Singapore residential properties. It is emphasized that neither the Company nor any other persons involved in this registration statement accepts responsibility for any tax effects or liabilities resulting from the Redomiciliation, the acquisition, holding or disposal of BW LPG Singapore Shares.

The Redomiciliation

As the Redomiciliation of the Company to Singapore does not create a new legal entity, there is no deemed transfer or disposal of the Shares by shareholders. The Redomiciliation is not expected to, in and of itself, give rise to any adverse Singapore tax consequences for Scheme Shareholders.

Income Taxation Under Singapore Law

Dividends or Other Distributions with Respect to Shares

Under the one-tier corporate tax system, dividends paid by a Singapore tax resident company will be tax exempt in the hands of a shareholder, whether or not the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident.

Singapore does not impose withholding tax on dividend distributions for both resident and non-resident shareholders.

Capital Gains upon Disposition of Shares

Under current Singapore tax laws, there is no tax on capital gains (save for gains on the disposal of foreign assets). There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. Gains arising from the disposal of Shares may be construed to be of an income nature and subject to Singapore income tax, if they arise from activities which may be regarded as the carrying on of a trade or business in Singapore. Such gains, even if they do not arise from an activity in the ordinary course of trade or business or from an ordinary incident of some other business activity, may also be considered gains or profits of an income nature if the investor had the intention or purpose of making a profit at the time of acquisition of Shares.

Subject to specified exceptions, under Singapore tax laws, there is a temporary safe harbour rule where any gains derived by a divesting company from its disposal of ordinary shares in an investee company between 1 June 2012 and 31 December 2027 are generally exempt from tax if immediately prior to the date of the relevant disposal, the divesting company has held at least 20% of the ordinary shares in the investee company for a continuous period of at least 24 months. The safe harbour rule is only applicable if the divesting company, at the time of lodgment of its income tax return in Singapore relating to the period in which the disposal of ordinary shares occurred, provides such information and documentation as may be specified by the IRAS.

For corporate shareholders who are subject to Singapore income tax treatment under Section 34A or 34AA of the Singapore Income Tax Act in relation to the adoption of Singapore Financial Reporting Standard 39 — Financial Instruments: Recognition and Measurement (FRS 39) or Singapore Financial Reporting Standard 109 — Financial Instruments (FRS 109), for accounting purposes, they may be required to recognize gains or losses (not being gains or losses in the nature of capital) even though no sale or disposal of the Shares has been made. Corporate shareholders who may be subject to such provisions should consult their own accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, ownership and disposition of the Shares arising from the adoption of FRS 39 or FRS 109.

Notwithstanding the above, foreign investors may claim that the gains from disposition of their Shares are not sourced or received in Singapore (so that such gains will not be subject to Singapore income tax) if (i) the foreign investor is not a tax resident in Singapore, (ii) the foreign investor does not maintain a permanent establishment in Singapore, to which the disposition gains may be effectively connected, and (iii) the entire process (including the negotiation, deliberation, execution of the acquisition and sale, etc.) leading up to the actual acquisition and sale of the Shares is performed outside of Singapore.

In addition, under the new section 10L of the Singapore Income Tax Act, gains from the sale or disposal by an entity of a relevant group (hereinafter referred to as a “seller entity”) of any movable or immovable property situated outside Singapore at the time of such sale or disposal (hereinafter referred to as a “foreign asset”), and received in Singapore from outside Singapore on or after 1 January 2024 will be treated as income chargeable to income tax under specific circumstances including where such gains are derived by a seller entity without adequate economic substance in Singapore. A foreign asset includes any shares issued by a company which is incorporated outside Singapore. The Shares may be regarded as a “foreign asset” under section 10L. A seller entity which may be subject to the new section 10L should consult their own tax advisers regarding the Singapore tax consequences of the sale or disposal of the Shares arising from the introduction of section 10L.

Goods and Services Tax

Issuance and transfer of the shares to investors belonging in Singapore is exempt from GST and to investors belonging outside Singapore is zero-rated (i.e. charged at 0% GST). Consequently, investors should not incur any GST on the subscription of BW LPG Singapore Shares. The subsequent disposal of BW LPG Singapore Shares by investors is similarly exempt from GST or zero-rated, as the case may be. Services such as brokerage and handling services rendered by a GST-registered person to an investor belonging in Singapore in connection with the investor’s purchase or transfer of BW LPG Singapore Shares will be subject to GST at the prevailing standard-rate (currently at 9.0%). Similar services rendered contractually to and directly for the benefit of an investor belonging outside Singapore should be zero-rated (i.e. charged at 0% GST) provided that the investor is not physically present in Singapore at the time the services are performed.

Stamp Duty

Where BW LPG Singapore Shares are evidenced in certificated forms are acquired in Singapore, stamp duty is payable on the instrument of their transfer at the rate of 0.2% of the consideration or market value of BW LPG Singapore Shares, whichever is higher. Where an instrument of transfer (including electronic documents) is executed outside Singapore, stamp duty may be payable if the instrument of transfer is executed outside Singapore and is received in Singapore.

The stamp duty is borne by the purchaser unless there is an agreement to the contrary. An electronic instrument that is executed outside Singapore is considered received in Singapore if (a) it is retrieved or accessed by a person in Singapore; (b) an electronic copy of it is stored on a device (including a computer) and brought into Singapore; or (c) an electronic copy of it is stored on a computer in Singapore.

Tax Treaties regarding Withholding Taxes

There is no comprehensive avoidance of double taxation agreement between the United States and Singapore.

Singapore’s response to OECD Pillar Two framework

In response to the OECD Pillar Two framework, the Singapore Ministry of Finance affirmed its intention in the 2024 Budget Statement that Singapore plans to implement the Income Inclusion Rule ("IIR") and Domestic Top-up Tax ("DTT"), which will top up the effective tax rate of multinational enterprises ("MNE") operating in Singapore with annual group revenue of at least €750 million, as reflected in the consolidated financial statements of the ultimate parent entity, to 15%. It is intended for these plans to be implemented from businesses’ financial year starting on or after 1 January 2025. IIR will apply to in-scope MNE groups that are parented in Singapore, in respect of the profits of their group entities that are operating outside Singapore. The DTT will apply to in-scope MNE groups in respect of the profits of their group entities that are operating in Singapore. The Singapore Ministry of Finance reserved its position on the Undertaxed Profits Rule, and stated that this will be considered at a later stage as it focuses on implementing the major changes to Singapore's corporate income tax regime.

U.S. Tax Considerations

Material US Federal Income Tax Considerations

The following is a summary of material US federal income tax considerations that are likely to be relevant for U.S. Holders (as defined below) to the Redomiciliation.

This summary is based on provisions of the United States Internal Revenue Code of 1986, as amended (the “U.S. Code”), and regulations, rulings and judicial interpretations thereof, in force as of the date hereof. Those authorities may be changed at any time, perhaps retroactively, so as to result in U.S. federal income tax consequences that may be different from those summarised below.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to approve of the Scheme of Arrangement. In particular, this summary is directed only to U.S. Holders that hold common shares as capital assets and does not address particular tax consequences that may be applicable to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, tax-exempt entities, regulated investment companies, entities or arrangements that are treated as partnerships for U.S. federal income tax purposes (or partners therein), holders that own or are treated as owning 10% or more of the Company’s stock by vote or value, persons holding common shares as part of a hedging or conversion transaction or a straddle, or U.S. persons whose functional currency is not the US dollar. Moreover, this summary addresses only U.S. federal income tax consequences, and does not address consequences arising under state, local or foreign tax laws, the U.S. federal estate or gift tax laws, the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences.

You should consult your own tax advisors about the consequences of the Redomiciliation, including the relevance to your particular situation of the considerations discussed below and any consequences arising under foreign, state, local or other tax laws.

The Redomiciliation

As described in this Explanatory Statement, the Company is seeking your approval to the Scheme of Arrangement to effect the Redomicilation pursuant to which, inter alia, each BW LPG Bermuda Share will become and remain as one BW LPG Singapore Share. Under Section 368(a)(1)(F) of the U.S. Code, a reorganisation, or F Reorganization, is a “mere change in identity, form, or place of organisation of one corporation, however effected.” To qualify as an F Reorganization, a transaction must satisfy certain requirements. More specifically, it must involve only one corporation, there must be no change in the shareholders of the corporation, there must be no change in the assets of a corporation, and certain other conditions must be met. Based on US Treasury Regulations, the proper time for testing these requirements is immediately before and immediately after the purported F Reorganization, generally without regard to other aspects of a larger transaction that may precede or follow that step.

The Group intends to treat the Redomiciliation as an F Reorganization. The Group does not intend to request a ruling from the IRS regarding any of the U.S. federal income tax consequences of the Redomiciliation and such characterisation will not be binding on the IRS or the U.S. courts. Therefore, there can be no assurance that the U.S. federal income tax consequences of the Redomiciliation set forth below will be respected by the IRS or the courts.

Assuming the Redomiciliation is treated as an F Reorganization, a U.S. Holder generally will not recognise any gain or loss upon the Company’s discontinuance in Bermuda and continuance into Singapore as the same company, a U.S. Holder’s aggregate adjusted tax basis in its BW LPG Singapore Shares generally will be equal to such U.S. Holder’s aggregated adjusted tax basis in its common shares of the Company immediately prior to the Redomiciliation, and a U.S. Holder’s holding period in the BW LPG Singapore Shares generally will be the same as the U.S. Holder’s holding period in its common shares of the Company immediately prior to the Redomiciliation. Under proposed Treasury Regulations, a U.S. holder that disposes of stock of a “passive foreign investment company” (PFIC) generally is not entitled to such non-recognition treatment. However, the proposed Treasury Regulations provide an exception for transfers pursuant to an F Reorganization. Based on the financial statements of the Group in respect of the year ended December 31, 2023, and the Group’s current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Group does not believe that the Company was a PFIC for its 2023 taxable year and does not anticipate that the Company will be a PFIC for its current taxable year or in the foreseeable future. In the event that, contrary to the Group’s expectation, the Company is classified as a PFIC in the year of the Redomiciliation and such proposed Treasury Regulations are finalized in their current form, the Redomiciliation should be treated as a non-recognition event and the remainder of this discussion assumes that this characterization is correct. However, it is difficult to predict whether, in what form and with what effective date, final Treasury Regulations will be adopted (including whether such exception for F Reorganizations will be retained).

U.S. Holders should consult their own tax advisors regarding the Company’s PFIC status and the potential application of the PFIC rules to the Redomiciliation.

Bermuda Tax Considerations

The Redomiciliation will not result in any income tax consequences under Bermuda law to the Company or its shareholders.

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by the Company or by the Company’s shareholders in respect of the Company’s common shares. On 27 December 2023, Bermuda enacted the Corporate Income Tax Act 2023 (the “CIT Act”). The CIT Act provides for the taxation of the Bermuda constituent entities of multi-national groups that have in excess of EUR 750 million revenue for at least two of the last four fiscal years beginning on or after 1 January 2025.

The Company intends to effect the Redomiciliation on the Effective Date.

As the CIT Act only applies to Bermuda constituent entities, to the extent the Company completes the Redomiciliation in 2024, it would not be subject to taxation pursuant to the CIT Act, unless the Company maintains a permanent establishment in Bermuda for the tax years beginning on or after 1 January 2025. The Company believes that it does not currently have a Bermuda permanent establishment (as defined in the CIT Act), nor does it intend to establish or maintain one.

Norway Tax Considerations

The Redomiciliation will not have any tax implications for shareholders who are resident in Norway for tax purposes, as the Group is of the view that the Redomiciliation is not a realization of the BW LPG Bermuda Shares for Norwegian tax purposes. Consequently, no capital gains tax will be triggered as a consequence of the Redomiciliation for Norwegian resident shareholders. A loss will correspondingly not be deductible. Any Norwegian tax related positions (cost price etc.) related to the BW LPG Bermuda Shares will be continued on the BW LPG Singapore Shares. The Group does not intend to request a ruling from Norwegian tax authorities in respect of the Norwegian tax consequences of the Redomiciliation and there can be no assurance that the Norwegian tax treatment set forth will be respected by the Norwegian tax authorities or courts.

For holders of BW LPG Singapore Shares, the tax treatment of dividends and capital gains derived from the disposal of such shares are materially the same as for BW LPG Bermuda Shares. However, shareholders who are limited liability companies resident in Norway for tax purposes (and certain other entities), could be exempt from tax in Norway on dividends and capital gains (and losses will not be deductible) provided such shareholder (a) holds more than 10% of the shares in BW LPG Singapore for a consecutive period of 2 years and (b) Singapore is not considered a low tax country by Norwegian tax authorities. Also, shareholders who are limited liability companies resident in Norway, dividends could be exempt from Norwegian tax on dividends under the Norway/Singapore double tax treaty, provided the shareholder (a) owns directly or indirectly not less than 25 % of the share capital of BW LPG Singapore and (b) controls such part of the voting rights.

COMPARISON OF SHAREHOLDER RIGHTS AND BOARD POWERS

The rights of Scheme Shareholders and the relative powers of the Board are governed by Bermuda law and the Company’s memorandum of association and bye-laws. As of the Effective Date, Scheme Shareholders will become shareholders of BW LPG Singapore, and their rights and the relative powers of BW LPG Singapore’s board of directors will be governed by Singapore law and the BW LPG Singapore Constitution.

Many of the principal attributes of the BW LPG Bermuda Shares and the BW LPG Singapore Shares will be similar. However, there are differences between shareholder rights under Singapore law and under the corporate statutory and common law of Bermuda, which is modelled on certain provisions of the corporate statutory law of England and Wales and in respect of which the common law of England and Wales is highly persuasive authority as to questions of Bermuda law. In addition, there are differences between the Company’s memorandum of association and bye-laws and the BW LPG Singapore Constitution. Furthermore, the counterparts of some provisions that are included in the Company’s bye-laws are included in the BW LPG Singapore Constitution.

The following summarizes the material changes in shareholder rights resulting from the Redomiciliation. This summary is not complete and does not cover all of the differences between Singapore law and Bermuda law affecting companies and their shareholders or all the differences between the Company’s memorandum of association and bye-laws and the BW LPG Singapore Constitution. The Company believes this summary is accurate. It is, however, subject to the complete text of the relevant provisions of Singapore law, the Companies Act, the Company’s memorandum of association and bye-laws and the BW LPG Singapore Constitution. We encourage you to read those laws and documents. For information as to how you can obtain the Company’s memorandum of association and bye-laws, see “Where You Can Find More Information”. The BW LPG Singapore Constitution is attached at Appendix 5.

Bermuda – The Company	Singapore – BW LPG Singapore

Capitalisation

Bermuda companies limited by shares are required to have an authorized share capital. As of the date of this Explanatory Statement, the authorised share capital of the Company is US$1,620,000 divided into 162,000,000 common shares of US$0.01 par value each.

Capitalisation Singapore companies are not required to have an authorized share capital. As such, BW LPG Singapore will not have an authorised share capital upon the Redomiciliation.

Duties of the board of directors

The Companies Act includes a statutory duty of care, requiring directors to act honestly and in good faith with a view to the best interests of the company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition to the statutory duty of care, judicial precedent in Bermuda has defined the duties of a director as being the exercise of reasonable skill, care and diligence, to take actions in the bona fide best interests of the company, to exercise powers for proper purposes and to observe general standards of loyalty, good faith, and the avoidance of a conflict of duty and self-interest. In the absence of a developed body of Bermuda law in this regard, the principles outlined by English common law are highly persuasive in Bermuda courts. The standard of skill and care expected of a director of a Bermuda company may be summarized as follows:

Duties of the board of directors

Directors have fiduciary duties under common law and statutory duties under the Singapore Companies Act. These include a duty to act honestly, in good faith and in the company's interests, a duty to exercise proper care and skill in the discharge of his functions, a duty to not make improper use of the information acquired by virtue of his position as a director, a duty to exercise the powers and assets he is entrusted with for proper purposes and a duty to avoid placing himself in a position where his duty to the company and his personal interest may conflict.

Historically, the standard of care expected of directors in Bermuda was entirely subjective. In recent years the English and Commonwealth common law authorities have moved towards an objective test for the standard of skill and care that should be exercised by directors. It is likely that Bermuda courts will follow these authorities. In consequence, it is probable that the standard of care required to be met by the director of a Bermuda company is that of a reasonably diligent person having both (1) the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to that company, and (2) the specific knowledge, skill and experience that such director actually has. In consequence, there is a minimum objective standard based upon the functions given to the director in question but the standard may be raised where the director in question has more knowledge, skill and experience than would normally be expected. In addition, and based on a growing body of judicial precedent in England and the Commonwealth, the responsibilities of directors require that they take reasonable steps to place themselves in a position to guide and monitor the management of the company without relying blindly on the judgment of others. The foregoing notwithstanding, the duty of care is not absolute and it is still proper for directors to delegate management functions, especially in large companies such as the Company.

Under the Companies Act, a director must observe the statutory duty of care, which requires such director to act honestly and in good faith with a view to the best interests of the company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Directors are also subject to common law fiduciary duties which require directors to act in good faith and in the best interests of the company and to exercise the powers and fulfil the duties of the office honestly and within the powers set forth in the company’s memorandum and bye-laws. Further, directors must not put themselves in a position of conflict with the company.

In respect of the duty to act in the best interests of the company, the applicable test in Singapore is the commercial benefit test. The test is part subjective – i.e. what did the director honestly believe was in the best interests of the company, and part objective – i.e. whether an honest and intelligent man in the position of the director, taking an objective view, could reasonably have concluded that the action or transaction was in the best interest of the company. It is important to note that the Singapore Courts will not substitute its own judgement with the benefit of hindsight for that of directors in honest and reasonable belief.

Apart from the company itself, directors must also, in the discharge of their duties, consider the interests of the shareholders, the employees and, where a company is insolvent or put in a situation where the interests of creditors would be prejudiced, the interests of creditors. It is also permissible for directors to consider the collective interest of other companies within the corporate group of the company, provided that the interest of any particular company is not sacrificed.

Further to the above, the Singapore Companies Act requires directors to make certain disclosures (addressed in detail in the section below titled "Transactions with Officers and Directors"), prepare and file annual accounts and submit specified information to the Registrar such as information about significant shareholders. The accounts and such other specified information must be filed with ACRA within the prescribed timelines. The directors are also required to lay the financial statements of the company before the shareholders in the annual general meeting.

In general, the directors are also required to ensure that the company complies with all of its other legal obligations, including but not limited to those prescribed by the relevant listing exchange rules, employment laws, bribery, corruption and anti-money laundering laws, competition laws, consumer protection laws and environmental, health and safety laws.

Limitation on Personal Liability of Directors

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company.

Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favour or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to Section 281 of the Companies Act.

The Company’s bye-laws provide that the Company shall indemnify its officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Subject to Section 14 of the Securities Act, which renders void any waiver of the provisions of the Securities Act, the Company’s bye-laws provide that the Company’s shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the Company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. The SEC has advised that the operation of this provision as a waiver of the right to sue for violations of federal securities laws would likely be unenforceable in US courts.

Section 98A of the Companies Act permits the Company to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not the Company may otherwise indemnify such officer or director. The Company has purchased and maintains a directors’ and officers’ liability policy for such a purpose.

Limitation on Personal Liability of Directors

Pursuant to the Singapore Companies Act, any provision (whether in the constitution, contract or otherwise) purporting to exempt a director (to any extent) from any liability that would otherwise attach to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company will be void.

Any provision by which a company directly or indirectly provides an indemnity (to any extent) for an officer of the company against any liability attaching to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void, except as permitted under the provisions of the Singapore Companies Act. The Singapore Companies Act permits the company to: (i) purchase and maintain for an officer insurance against any liability attaching to such officer in respect of any negligence, default, breach of duty or breach of trust in relation to the company; (ii) indemnify such officer against his or her liability incurred to a person other than the company, except where the indemnity is against any liability of such officer (1) to pay a fine in criminal proceedings or a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (however arising); or (2) (A) in defending criminal proceedings in which he is convicted, (B) in defending civil proceedings brought by the company or a related company in which judgment is given against him or her or (C) in connection with an application for relief under specified sections of the Singapore Companies Act in which the court refuses to grant him or her relief.

Removal of Directors

Under the Company’s bye-laws, any or all directors may be removed by the holders of a majority of the shares entitled to vote at a special general meeting convened and held in accordance with the bye-laws for the purpose of such removal. Notice of the meeting convened to remove the director must be given to the director. The notice must contain a statement of the intention to remove the director and must be served on the director not less than 14 days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

Removal of Directors

According to the Singapore Companies Act, a director of a public company may be removed before expiration of their term of office with or without cause and despite anything in its constitution or in any agreement between it and the director, by ordinary resolution of the shareholders (i.e. a resolution which is passed by a simple majority of those shareholders present and voting in person or by proxy). Notice of the intention to move such a resolution has to be given to the company not less than 28 days before the meeting at which it is moved. The company shall then give notice of such resolution and notice of the meeting to its shareholders not less than 14 days before the meeting. Where any director removed in this manner was appointed to represent the interests of any particular class of shareholders or debenture holders, the resolution to remove such director will not take effect until such director’s successor has been appointed.

Amendment of Governing Documents

Pursuant to the Company’s bye-laws, no alteration or amendment to the Company’s memorandum of association may be made until approved by a resolution of the board of directors and by a resolution of the members including the affirmative vote of not less than two-thirds of the votes cast in a general meeting. Pursuant to the Company’s bye-laws, no bye-law shall be rescinded, altered or amended and no new bye-law made until approved by a resolution of the board of directors and by a resolution of the members including the affirmative vote of not less than 75%, except for an alteration or amendment to bye-law 75 (Change of Name) which grants BW Group Limited and its affiliates additional votes in connection with the removal of “BW” from the Company name, which requires 80%, respectively, of the votes cast at a general meeting.

Amendment of Governing Documents

Pursuant to the BW LPG Singapore Constitution, no regulation may be rescinded, altered or amended and no new regulation may be made unless the same has been approved by the board of directors any by a special resolution of the members (i.e. a resolution passed by at least a three-fourths majority of the shareholders entitled to vote, present in person or by proxy at a meeting for which not less than 21 days written notice is given), except that a revocation, alteration or amendment of regulation 74 (Change of Name) shall not be effective unless approved by resolution of the members holding not less than four-fifths of the issued shares of BW LPG Singapore carrying the right to vote at general meetings at the relevant time.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment that alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court.

An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as such holders may appoint in writing for such purpose. No application may be made by the shareholders voting in favour of the amendment.

Meetings of Shareholders

Annual and Special Meetings

Under Bermuda law, a company is required to convene an annual general meeting each calendar year. However, the shareholders may by resolution waive this requirement, either for a specific year or period of time, or indefinitely. When the requirement has been so waived, any shareholder may, on notice to the company, terminate the waiver, in which case an annual general meeting must be called.

Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting.

May be held in or outside Bermuda.

Meetings of Shareholders

Annual General Meetings

All companies are required to hold an annual general meeting within four (4) months from its financial year end in the case of a public company listed in Singapore or six (6) months from its financial year end in the case of any other company.

Extraordinary General Meetings

Any general meeting other than the annual general meeting is called an “extraordinary general meeting.” Two or more members (shareholders) holding not less than 10% of the total number of issued shares (excluding treasury shares) may call an extraordinary general meeting. In addition, the constitution usually also provides that general meetings may be convened in accordance with the Singapore Companies Act by the directors.

Notice

Under the Company’s bye-laws, at least 14 clear days’ notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to attend and vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in par value of the shares entitled to vote at such meeting.

Notice of general meetings must specify the place, the day and hour of the meeting and in the case of special general meetings, the general nature of the business to be considered.

Calling of Special Shareholders’

Meetings

Under the Company’s bye-laws, a general meeting may be called by the chairperson of the Company, the president or the board of directors. Bermuda law also provides that a special general meeting must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings.

Shareholder Proposals

Under Bermuda law, shareholders may, at their own expense (unless the company otherwise resolves), require the company to: (i) give notice to all shareholders entitled to receive notice of the annual general meeting of any resolution that the shareholders may properly move at the next annual general meeting; or (ii) circulate to all shareholders entitled to receive notice of any general meeting a statement (of not more than one thousand words) in respect of any matter referred to in the proposed resolution or any business to be conducted at such general meeting. The number of shareholders necessary for such a requisition is any number of shareholders representing not less than 10% of the total paid up capital of the Company.

Pursuant to the Company’s bye-laws, any shareholder may propose any person for re-election or election as a director, by giving timely notice thereof to the Company of the intention to propose such person and of such person’s willingness to serve as a director. Generally, to be timely, notice must be received at the registered office of the Company (i) in the case of an annual general meeting, not less than 90 days nor more than 120 days prior to the anniversary of the date on which the Company held the preceding year’s annual general meeting (or in the event the annual general meeting is to be held on a date that is not 30 days before or after such anniversary, notice must be given no more than ten days following the day on which notice of the annual general meeting was mailed or the date the annual general meeting is publicly announced, whichever occurs first) and (ii) in the case of a special general meeting, no more than ten days following the day on which notice of the special general meeting was mailed or the date the special general meeting is publicly announced, whichever occurs first.

Notwithstanding anything in the constitution, the directors are required to convene a general meeting if required to do so by requisition (i.e. written notice to directors requiring that a meeting be called) by shareholders holding not less than 10% of the total number of paid-up shares of the company (excluding treasury shares) as of the date of the deposit of requisition carrying voting rights, as soon as practicable but in any case no later than two (2) months after the company’s receipt of the requisition. If the directors do not proceed to convene a general meeting within 21 days after the date of the deposit of the requisition, the requisitionists (or any of them representing more than 50% of the total voting rights of all of them) may themselves convene a general meeting, to be held no later than three (3) months from that date.

Quorum Requirements

The constitution of a Singapore company would typically specify the quorum requirements. If the constitution does not so specify, the Singapore Companies Act provides that two (2) members of the company personally present shall form a quorum.

Shareholders’ Rights at Meetings

The Singapore Companies Act provides that every member shall, notwithstanding any provision in the constitution, have a right to attend any general meeting of the company and to speak on any resolution before the meeting.

The holder of a share may vote on a resolution before a general meeting of the company if, in accordance with the provisions of the Singapore Companies Act, the share confers on the holder a right to vote on that resolution.

Notice Requirements

A meeting of a company, other than a meeting for the passing of a special resolution, must be called by written notice of not less than 14 days or such longer period as is provided in the constitution.

For the passing of a special resolution, in the case of a public company, not less than 21 days’ written notice would have to be given.

Quorum Requirements

At any general meeting, the quorum required for the

transaction of business is two or more persons present in person throughout the meeting and representing in person or by proxy in excess of 33% the total issued and outstanding shares.

Indemnification of Officers, Directors and Employees

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company.

Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favour or in which they are acquitted or granted relief by the Supreme Court pursuant to Section 281 of the Companies Act.

The Company’s bye-laws provide that the Company shall indemnify its officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Subject to Section 14 of the Securities Act, which renders void any waiver of the provisions of the Securities Act, the Company’s bye-laws provide that the Company’s shareholders waive all claims or rights of action that they might have, individually or in right of the Company, against any of the Company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. The SEC has advised that the operation of this provision as a waiver of the right to sue for violations of federal securities laws would likely be unenforceable in US courts.

Section 98A of the Companies Act permits the Company to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not the Company may otherwise indemnify such officer or director. The Company has purchased and maintains a directors’ and officers’ liability policy for such a purpose.

Indemnification of Officers, Directors and Employees

Pursuant to the Singapore Companies Act, any provision (whether in the constitution, contract or otherwise) purporting to exempt a director (to any extent) from any liability that would otherwise attach to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company will be void.

Any provision by which a company directly or indirectly provides an indemnity (to any extent) for an officer of the company against any liability attaching to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void, except as permitted under the provisions of the Singapore Companies Act. The Singapore Companies Act permits the company to: (i) purchase and maintain for an officer of a company insurance against any liability attaching to such officer in respect of any negligence, default, breach of duty or breach of trust in relation to the company; (ii) indemnify such officer against his or her liability incurred to a person other than the company, except where the indemnity is against any liability of such officer (1) to pay a fine in criminal proceedings or a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (however arising); or (2) (A) in defending criminal proceedings in which he is convicted, (B) in defending civil proceedings brought by the company or a related company in which judgment is given against him or her or (C) in connection with an application for relief under specified sections of the Singapore Companies Act in which the court refuses to grant him or her relief.

Any provision, whether in the constitution or in any contract with a company or otherwise, for exempting any auditor of the company from, or indemnifying the auditor against, any liability which by law would otherwise attach to the auditor in respect of any negligence, default, breach of duty or breach of trust of which the auditor may be guilty in relation to the company is void.

However, a company is permitted to indemnify such auditor against any liability incurred or that will be incurred by the auditor in defending any proceedings (whether civil or criminal) in which judgment is given in such auditor’s favour or in which such auditor is acquitted and against any liability incurred by the auditor or in connection with any application under specified sections of the Singapore Companies Act in which relief is granted to such auditor by a court.

In cases where proceedings are taken against an officer of the company, the Singapore Companies Act gives the Singapore Courts the power to relieve such officer wholly or partially from the consequences of their negligence, default, breach of duty or breach of trust. In order for relief to be obtained, it must be shown that (i) the officer acted honestly and reasonably; and (ii) it is fair, having regard to all the circumstances of the case including those connected with such officer’s appointment, to excuse the officer.

Shareholder Approval of Issuances of Shares

Pursuant to the Company’s bye-laws, subject to any resolution of the shareholders to the contrary, the Company’s board of directors is authorised to issue any of the Company’s authorised but unissued common shares and the Company’s Board of Directors is authorised to issue any of the Company’s authorised but unissued preference shares subject to obtaining prior shareholder approval for the issuance of such preference shares.

Shareholder Approval of Issuances of Shares

The Singapore Companies Act provides that notwithstanding anything in the company’s constitution, the directors shall not exercise any power to issue shares without prior approval of the shareholders in general meeting. The affirmative vote of a simple majority of the shareholders present in person or represented by proxy at the meeting and entitled to vote on the resolution is required for this authorisation. Once this shareholders’ approval is obtained, unless subsequently revoked or varied by the company in general meeting, it continues in force until the conclusion of the next annual general meeting commencing next after the date on which the approval was given, or the expiration of the period within which the next annual general meeting after that date is required by law to be held, whichever is the earlier.

Shareholder Approval of Business Combinations

The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders.

Unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two or more persons holding or representing more than one-third of the issued shares of the company. The Company’s bye-laws provide that a merger or an amalgamation, which is not a business combination or is a business combination to which the restrictions in the bye-laws do not apply, that has been approved by the board of directors must only be approved by a simple majority of the votes cast at a general meeting of the shareholders at which the quorum shall be two or more persons present in person and representing in person or by proxy in excess of 33% of all issued and outstanding common shares. However if the board of directors has not approved such merger or amalgamation, such merger or amalgamation agreement must be approved by 75% of all the issued and outstanding voting shares of the Company.

Shareholder Approval of Business Combinations

The Singapore Companies Act mandates that specified corporate actions require approval by the shareholders in a general meeting, notably:

• notwithstanding anything in the company’s constitution, directors are not permitted to carry into effect any proposals for disposing of the whole or substantially the whole of the company’s undertaking or property unless those proposals have been approved by shareholders in a general meeting;

• Two or more Singapore companies may amalgamate and continue as one company and subject to the constitution of each amalgamating company, an amalgamation proposal must be approved by the shareholders of each amalgamating company via special resolution at a general meeting and be approved by any other person for which the amalgamation proposal would require such approval;

• a compromise or arrangement proposed between a company and its shareholders, or any class of them must, among other things, be approved by a majority in number representing three-fourths in value of the shareholders or class of shareholders present and voting either in person or by proxy at the meeting ordered by the court; and

• notwithstanding anything in the company’s constitution, the directors may not, without the prior approval of shareholders, exercise any power of the company to issue shares or reduce the share capital of the company.

Any company that is the wholly-owned subsidiary of a holding company, or one or more companies which are wholly-owned subsidiaries of the same holding company, may amalgamate or merge without the vote or consent of shareholders provided that the approval of the board of directors is obtained and that a director or officer of each such company signs a statutory solvency declaration in respect of the relevant company.

Any mortgage, charge or pledge of a company’s property and assets may be authorised without the consent of shareholders subject to any restrictions under the bye-laws.

The Company’s bye-laws contain provisions regarding “business combinations” with “interested shareholders”. Pursuant to the Company’s bye-laws, in addition to any other approval that may be required by applicable law, any business combination with an interested shareholder within a period of three years after the date of the transaction in which the person became an interested shareholder must be approved by the Company’s board and authorized at an annual or special general meeting by the affirmative vote of at least 75% of the Company’s issued and outstanding voting shares that are not owned by the interested shareholder, unless: (i) prior to the time that the shareholder becoming an interested shareholder, the Company’s board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder; or (ii) upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the Company’s issued and outstanding voting shares at the time the transaction commenced. For purposes of these provisions, “business combinations” include mergers, amalgamations, consolidations and certain sales, leases, exchanges, mortgages, pledges, transfers and other dispositions of assets, issuances and transfers of shares and other transactions resulting in a financial benefit to an interested shareholder. An “interested shareholder” is a person that beneficially owns 15% or more of the Company’s issued and outstanding voting shares and any person affiliated or associated with the Company that owned 15% or more of the Company’s issued and outstanding voting shares at any time three years prior to the relevant time.

Shareholder Action Without a Meeting

The Companies Act provides that shareholders may take action by written consent, except in respect of the removal of an auditor from office before the expiry of his term or in respect of a resolution passed for the purpose of removing a director before the expiration of his term of office. A resolution in writing is passed when it is signed by the members of the company who at the date of the notice of the resolution represent such majority of votes as would be required if the resolution had been voted on at a meeting or when it is signed by all the members of the company or such other majority of members as may be provided by the bye-laws of the company.

Shareholder Action Without a Meeting

There are no equivalent provisions under the Singapore Companies Act in respect of the passing of shareholders’ resolutions by written means that apply to public companies listed on a securities exchange.

Shareholder Suits

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws.

Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Shareholder Suits

A shareholder may apply to the court for an order on the ground that (i) the affairs of the company are being conducted or the powers of the directors are being exercised in a manner oppressive to one or more of the shareholders (including the applicant) or in disregard of his, her or their interests as shareholders of the company; or (ii) that some act of the company has been done or is threatened or that some resolution of the shareholders or any class of them has been passed or is proposed which unfairly discriminates against or is otherwise prejudicial to one or more shareholders (including the applicant).

Derivative actions and arbitrations

The Singapore Companies Act has a provision which provides a mechanism enabling shareholders to apply to the court for leave to bring a derivative action or arbitration in the name and on behalf of the company.

Applications are generally made by shareholders, but courts are given the discretion to allow such persons as they deem proper to apply (e.g. beneficial owner of shares) to make the application.

It should be noted that this provision of the Singapore Companies Act is primarily used by minority shareholders to bring an action or arbitration in the name and on behalf of a company or intervene in an action or arbitration to which a company is a party for the purpose of prosecuting, defending or discontinuing the action or arbitration on behalf of the company.

Class actions

The concept of class action suits, which allows individual shareholders to bring an action seeking to represent the class or classes of shareholders, generally does not exist in Singapore.

However, it is possible as a matter of procedure for a number of shareholders to lead an action and establish liability on behalf of themselves and other shareholders who join in or who are made parties to the action and such shareholders are commonly known as “lead plaintiffs.” Further, there are circumstances under the provisions of certain Singapore statutes where shareholders may file and prove their claims for compensation in the event that a company has been convicted of a criminal offence or has a court order for the payment of a civil penalty made against it.

Dividends or Other Distributions; Repurchases and Redemptions

Under Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing that: (i) the company is, or after the payment of such dividends would be, unable to pay its liabilities as they become due, or (ii) the realizable value of its assets would thereby be less than its liabilities. Under the Company’s bye-laws each common share is entitled to dividends if, as and when dividends are declared by the Company’s board of directors on such shares, subject to any preferred dividend rights of any preference shares, if any.

A company may, if authorised by its memorandum of association or bye-laws, purchase its own shares. Where a company purchases its own shares, such shares may be cancelled (in which event, the company’s issued, but not its authorised, capital will be diminished accordingly) or held as treasury shares. Such purchases may only be effected out of the capital paid up on the purchased shares or out of the funds of the company otherwise available for dividend or distribution or out of the proceeds of a fresh issue of shares made for the purpose. Any premium payable on a purchase over the par value of the shares to be purchased must be provided for out of funds of the company otherwise available for dividend or distribution or out of the company’s share premium account. Any amount due to a member on a purchase by a company of its own shares may be paid in cash; (ii) be satisfied by the transfer of any part of the undertaking or property of the company having the same value; or (iii) be satisfied partly under and partly under (ii). Any purchase by a company of its own shares may be authorised by its board of directors or otherwise by or in accordance with the provisions of its bye-laws. Such purchase may not be made if, on the date on which the purchase is to be effected, there are reasonable grounds for believing that the company is, or after the purchase would be, unable to pay its liabilities as they become due. Under the laws of Bermuda, if a company holds shares as treasury shares, the company shall be entered in the register of members as the member holding the shares but the company is not permitted to exercise any rights in respect of those shares and no dividend or other distribution (whether in cash or otherwise) shall be paid or made to the company in respect of such shares.

Dividends or Other Distributions; Repurchases and Redemptions

Dividends

The Singapore Companies Act provides that no dividends is payable to shareholders except out of profits. The Singapore Companies Act does not specifically define the meaning of “profits” and a company would typically consult with its accountants and auditors to determine whether the company has “available profits” to declare the dividend.

The constitution of a Singapore company would typically provide that the company may by ordinary resolution declare final dividends, but no such dividend shall exceed the amount recommended by the board of directors. Subject to the Singapore Companies Act, the board of directors may from time to time pay to the members such interim dividends as appear to the directors to be justified by the profits of the company. The Board of Directors may, subject to the company’s constitution and in accordance with the Singapore Companies Act, declare a dividend to be paid to the shareholders, in proportion to the number of ordinary shares held by them, and such dividend may be paid in cash or wholly or partly in specie in which case the board of directors may fix the value for distribution in specie of any assets. No unpaid dividend shall bear interest as against the company.

Other than a dividend distribution, a Singapore company may also return capital to its shareholders by way of a share buyback or a capital reduction.

Acquisition of a company’s own shares

If a company is expressly permitted to do so by its constitution, it may, in accordance with the relevant provisions under the Singapore Companies Act, purchase or otherwise acquire shares issued by it.

The total number of ordinary shares that may be purchased or acquired by the company during the relevant period must not exceed 20% of the total number of ordinary shares in that class as of the date of the resolution passed pursuant to the relevant share repurchase provisions under the Singapore Companies Act, unless during the relevant period, the company has separately reduced its share capital by special resolution or the Court has made an order approving the reduction of share capital of the company (see discussion on capital reduction below for more details).. The relevant period means the period commencing from the date of the shareholder resolution passed pursuant to the relevant provisions under the Singapore Companies Act and expiring on the date the next annual general meeting is or is required by law to be held, whichever is the earlier.

Ordinary shares that are purchased or acquired by a company pursuant to the relevant provisions under the Singapore Companies Act are, unless held in treasury, deemed to be cancelled immediately on purchase or acquisition.

Payment may be made out of the company’s capital or profit so long as the company is solvent.

Such payment includes any expenses (including brokerage or commission) incurred directly in the purchase or acquisition by the company of its ordinary shares.

Capital reduction

A Singapore public company may, if not restricted under its constitution, reduce its share capital and in particular, do all or any of the following: (i) extinguish or reduce the liability on any of its shares in respect of share capital not paid up; (ii) cancel any paid up share capital which is lost or unrepresented by available assets; and (iii) return to shareholders any paid up share capital which is more than it needs, by a special resolution, provided that the company meets the solvency requirements and prescribed publicity requirements.

Transactions with Officers and Directors

Bermuda law and the Company’s bye-laws provide that if a director has a direct or indirect interest in a transaction with the Company or any of the Company’s subsidiaries, the director must disclose the nature of that interest at the first opportunity either at a meeting of directors or in writing to the directors. The Company’s bye-laws provide that, except for certain interested matters, after a director has made such a declaration of interest, he is allowed to be counted for purposes of determining whether a quorum is present and to vote on a transaction in which he has an interest, unless disqualified from doing so by the chairperson of the relevant board meeting.

Bermuda law prohibits a company from (i) making loans to any of its directors (or any directors of its holding company) or to their spouse or children or to companies (other than a company which is a holding company or a subsidiary of the company making the loan) in which a director, their spouse or children own or control directly or indirectly more than a 20% interest, or (ii) entering into any guarantee or providing any security in connection with a loan made to such persons as aforementioned by any other person, without the consent of any member or members holding in aggregate not less than nine-tenths of the total voting rights of all members having the right to vote at any meeting of the members of the company.

These prohibitions do not apply to anything done to provide a director with funds to meet the expenditure incurred or to be incurred by them for the purposes of the company or for the purpose of enabling them properly to perform their duties as an officer of the company, provided that the company gives its prior approval at a general meeting or, if not, the loan, guarantee or security is made or given on condition that it will be repaid or discharged, as the case may be, within six months from the conclusion of the next following annual general meeting if the loan, guarantee or security is not approved at or before such meeting. If the approval of the company is not given for the loan, guarantee or security as aforementioned, the directors who authorised it will be jointly and severally liable to indemnify the company for any loss arising therefrom. Where the company has waived the requirement to hold an annual general meeting in accordance with the Companies Act and a loan is made to a director, the board must convene a members’ meeting within the prescribed period to disclose the loan and obtain consent.

Transactions with Officers and Directors

Under the Singapore Companies Act, every director or chief executive officer who is in any way, whether directly or indirectly, interested in a transaction or proposed transaction with the company must, as soon as practicable after the relevant facts have come to such officer or director’s knowledge, declare the nature of such officer or director’s interest at a board of directors’ meeting or send a written notice to the company containing details on the nature, character and extent of his interest in the transaction or proposed transaction with the company.

There is however no requirement for disclosure where the interest of the director or chief executive officer (as the case may be) consists only of being a member or creditor of a corporation which is interested in the proposed transaction with the company if the interest may properly be regarded not being a material interest. Where the proposed transaction relates to any loan to the company, no disclosure need be made where the director or chief executive officer has only guaranteed or joined in guaranteeing the repayment of such loan, unless the constitution provides otherwise.

Further, where the proposed transaction is to be made with or for the benefit of a related company (i.e. the holding company, subsidiary or subsidiary of a common holding company) no disclosure need be made of the fact that the director or chief executive officer is also a director or chief executive officer of that corporation, unless the constitution provides otherwise.

In addition, every director or chief executive officer who holds any office or possesses any property which, directly or indirectly, duties or interests might be created in conflict with such officer’s duties or interests as director or chief executive officer, must declare the fact and the nature, character and extent of the conflict at a meeting of directors or send a written notice to the company setting out the fact, and the nature, character and extent of the conflict.

The Singapore Companies Act extends the scope of this statutory duty of a director or chief executive officer to disclose any interests by pronouncing that an interest of a member of the director’s or the chief executive officer’s family (which includes his or her spouse, son, adopted son, step-son, daughter, adopted daughter and step-daughter) will be treated as an interest of the director or the chief executive officer (as applicable).

Subject to specified exceptions, the Singapore Companies Act prohibits the company from: (i) making a loan or quasi-loan to its directors or to directors of a related company (i.e. the holding company, subsidiary or subsidiary of a common holding company), each a “relevant director;” (ii) entering into a guarantee or providing any security in connection with a loan or quasi-loan made to a relevant director by any other person; (iii) entering into a credit transaction as creditor for the benefit of a relevant director; (iv) entering into a guarantee or providing any security in connection with such credit transaction entered into by any person for the benefit of a relevant director; (v) taking part in an arrangement where another person enters into any of the transactions in (i) to (iv) above or (vi) below and such person obtains a benefit from the company or a related company; or (vi) arranging for the assignment to the company or assumption by the company of any rights, obligations or liabilities under a transaction in (i) to (v) above. The company is also prohibited from entering into the transactions in (i) to (vi) above with or for the benefit of a relevant director’s spouse, son, adopted son, stepson, daughter, adopted daughter and stepdaughter.

Subject to specified exceptions, the Singapore Companies Act prohibits the company from: (i) making a loan or quasi-loan to another company, a limited liability partnership or a variable capital company; (ii) entering into a guarantee or providing any security in connection with a loan or quasi-loan made to another company, a limited liability partnership or a variable capital company by any other person; (iii) entering into a credit transaction as creditor for the benefit of another company, a limited liability partnership or a variable capital company; (iv) entering into any guarantee or providing security in connection with such credit transaction entered into by any person for the benefit of another company, a limited liability partnership or a variable capital company; (v) taking part in an arrangement where another person enters into any of the transactions in (i) to (iv) above or (vi) below and such person obtains a benefit from the company or a related company; or (vi) arranging for the assignment to the company or assumption by the company of any rights, obligations or liabilities under a transaction in (i) to (v) above, if a director or directors of the company is or together are interested in 20% or more of the total voting power in the other company, the limited liability partnership or the variable capital company, as the case may be, unless there is prior approval for the transaction by the company in general meeting at which the interested director or directors and his or their family members abstained from voting, or the other company is the company’s subsidiary or holding company or a subsidiary of its holding company.

Dissenters’ Rights

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favour of the amalgamation or merger and who is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders’ meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares. Note that each share of an amalgamating or merging company carries the right to vote in respect of an amalgamation or merger whether or not is otherwise carries the right to vote.

Dissenters’ Rights

In the case where shareholders’ shares in a company are to be acquired pursuant to a scheme of compromise or an arrangement, the acquisition will need the sanction of the High Court of the Republic of Singapore. A dissenting shareholder may object to the acquisition at the hearing of the Court to sanction the scheme.

In the case where a scheme or contract involving the transfer of all of the shares or all of the shares in any particular class in a company (the “transferor company”) to a person (the “transferee”) has, within four months after the making of the offer in that behalf by the transferee, been approved as to the shares or as to each class of shares whose transfer is involved by the holders of not less than 90% of the total number of those shares (excluding treasury shares) or of the shares of that class (other than shares already held at the date of the offer by the transferee, and excluding any shares in the transferor company held as treasury shares), the transferee may at any time within two months, after the offer has been so approved, give notice in the prescribed manner to any dissenting shareholder that it desires to acquire the dissenting shareholder’s shares. The dissenting shareholder may make an application to the High Court of the Republic of Singapore within one month from the date on which the notice was given or within 14 days of a statement being supplied to a dissenting shareholder (if demanded by the dissenting shareholder) for the court to order to the contrary.

There are no equivalent provisions under the Singapore Companies Act where a dissenting shareholder may apply to court to require a fair value appraisal of the shares.

Voting Rights

The holders of common shares of the Company are entitled to one vote per share. Any matter submitted to shareholders at a general meeting requires the affirmative vote of a majority of the votes cast unless otherwise required by the Companies Act or the bye-laws.

The rights attached to any separate class or series of shares, unless otherwise provided by the terms of the shares of that class or series, may be varied only with the consent in writing of the holders of all of the outstanding shares of that class or series or by a resolution passed at a separate general meeting of holders of shares equal to 75% of the outstanding shares of that class or series. The necessary quorum for that meeting is the presence of at least two persons, in person or by proxy, of holders of at least one-third of the shares of that class or series. Each holder of shares of the class or series present, in person or by proxy, will have one vote for each share of the class or series of which he is the holder. Outstanding shares will not be deemed to be varied by the creation or issuance of additional shares that rank in any respect prior to or equivalent with those shares.

Voting Rights

The Singapore Companies Act provides that the holders of a share in the Company have the right to one vote in respect of each share held by the shareholder on a poll at a meeting of the Company on any resolutions, subject to any provision otherwise in the Company's constitution. Presently, the Company's constitution provides that the holders of ordinary shares shall be entitled to one vote per share.

Cumulative Voting

Under Bermuda law, the voting rights of shareholders are regulated by the company’s bye-laws and, in certain circumstances, by the Companies Act. The bye-laws of a Bermuda company may provide for cumulative voting. However, the Company’s bye-laws do not provide for cumulative voting.

Cumulative Voting There is no equivalent provision under the Singapore Companies Act in respect of companies incorporated in Singapore.

Anti-Takeover Measures

Bermuda does not have any legislation or code specifically regulating take-overs, whether of public companies or not, and there is no regulatory body that oversees take-overs.

An acquiring party is generally able to acquire compulsorily the common shares of minority holders of a company in the following ways:

(i) By a procedure under the Companies Act known as a “scheme of arrangement.” A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of the common shareholders present and voting at a court ordered meeting held to consider the scheme of arrangement. The scheme of arrangement must then be sanctioned by the Supreme Court.

If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their shares under the terms of the scheme of arrangement.

(ii) By acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, by notice compulsorily acquire the shares of any nontendering shareholder on the same terms as the original offer unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

Where the acquiring party or parties hold not less than 95% of the shares or a class of shares of the company, by acquiring, pursuant to a notice given to the remaining shareholders or class of shareholders, the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

Anti-Takeover Measures

Singapore law does not generally prohibit a company from adopting “poison pill” arrangements which could prevent a takeover attempt and also preclude shareholders from realizing a potential premium over the market value of their shares. However, the directors, in their discharge of their fiduciary duties, are required to consider any possible transaction and act in the best interests of the company.

Under the Singapore Code on Take-overs and Mergers which generally applies to corporations with a primary listing in Singapore, unlisted public companies with more than 50 shareholders and net tangible assets of S$5 million or more, if, in the course of an offer, or even before the date of the offer announcement, the board of the offeree company has reason to believe that a bona fide offer is imminent, the board must not, except pursuant to a contract entered into earlier, take any action, without the approval of shareholders at a general meeting, on the affairs of the offeree company that could effectively result in any bona fide offer being frustrated or the shareholders being denied an opportunity to decide on its merits.

Rights upon Liquidation

Upon a liquidation of the Company, after creditors have been paid the full amounts owing to them, the holders of the Company’s common shares would be entitled to receive, pro rata, any remaining assets available for distribution to the holders of common shares. The liquidator may deduct from the amount payable in respect of those common shares any liabilities the holder has to or with the Company. The assets received by the holders of the Company common shares in liquidation may consist in whole or in part of property. That property is not required to be of the same kind for all shareholders. The shareholders may resolve that the company be wound up by the court, or be wound up voluntarily, with the vote of holders of at least 75% of the voting shares of the company. The board may also present a petition to the court for the company to be wound up.

Rights upon Liquidation

Upon liquidation of the Company, after creditors have been paid the full amounts owing to them, any surplus is distributed among the shareholders of the Company according to their rights and interests or as otherwise specified by the Company's constitution. Where there are preference shares, their entitlements will be honoured in accordance with their terms as set out in the constitution of the Company. The holders of ordinary shares will then be entitled to receive, pro rata, any remaining assets available for distribution.

A winding up may be initiated by way of a members' voluntary winding up, a creditors' voluntary winding up or alternatively, a compulsory winding up initiated by the company itself, its directors, its creditors, contributories, liquidator, judicial manager or the relevant minister.

Inspection of corporate records

Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda which will include the company’s certificate of incorporation, its memorandum of association (including its objects and powers), any alteration to the company’s memorandum of association and its list of directors. The members of the company have the additional right to inspect the bye-laws of a company, minutes of general meetings and the company’s audited financial statements, which must be presented to the annual general meeting. Minutes of general meetings of a company are also open for inspection by directors of the company without charge for not less than two hours during business hours each day subject to such reasonable restrictions as the company may impose.

Except when the register of members is closed under the provisions of the Companies Act, the register of members of a company shall during business hours (subject to such reasonable restrictions as the company may impose so that not less than two hours in each day be allowed for inspection) be open for inspection by members of the general public without charge. A company may on giving notice by advertisement in an appointed newspaper close the register of members for any time or times not exceeding in the whole thirty days in a year. A company is required to maintain its register of members in Bermuda, however a company the shares of which are listed on an appointed stock exchange or have been offered to the public pursuant to a prospectus filed in accordance with the Companies Act, or which is subject to the rules or regulations of a competent regulatory authority, may keep in any place outside Bermuda, one or more branch registers after giving written notice to the Bermuda Registrar of Companies of the place where each such register is to be kept. Any branch register of members established by any aforementioned company is subject to the same rights of inspection as the principal register of members of the company in Bermuda. Any member of the public may require a copy of the register of members or any part thereof which must be provided within 14 days of a request on payment of the appropriate fee prescribed in the Companies Act.

Inspection of corporate records

In Singapore, shareholders have the right to inspect certain company documents – for instance, shareholders have free access to and may obtain the company's registers (e.g. register of members, register of directors, register of chief executive officers, register of secretaries, register of auditors) from the Singapore Registrar of Companies via ACRA's Bizfile portal. Members of the public may access the aforementioned registers, at a prescribed fee.

Shareholders also have the right to receive minutes of all proceedings of general meetings and copies of the financial statements, balance sheets and auditors' report at least 14 days before such documents are to be laid before a general meeting.

A company is required to maintain a register of directors and officers at its registered office and such register must during business hours (subject to such reasonable restrictions as the company may impose, so that not less than two hours in each day be allowed for inspection) be open for inspection by members of the public without charge. Any member of the public may require a copy of the register of directors and officers, or any part of it, on payment of the appropriate fee prescribed in the Companies Act.

Where a company, the shares of which are listed on an appointed stock exchange, sends its summarised financial statements to its members pursuant to section 87A of the Companies Act, a copy of the full financial statements (as well as the summarised financial statements) must be made available for inspection by the public at the company’s registered office.

Services of Process and Enforcement of Civil Liabilities

The Company is a Bermuda exempted company. As a result, the rights of holders of the common shares of the Company will be governed by Bermuda law and the Company’s memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. Many of the members of the Board of Directors are not residents of the United States, and all of the Company’s and its subsidiaries’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in US courts against the Company or those persons based on the civil liability provisions of the US securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against the Company or the Company’s directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against the Company or the Company’s directors or officers under the securities laws of other jurisdictions.

Services of Process and Enforcement of Civil Liabilities

Upon Redomiciliation, the rights of shareholders of the Company will be governed by Singapore law and the Company's constitution. The rights of shareholders under Singapore law may differ from the rights of shareholders of companies incorporated in other jurisdictions.

Investors may effect service of process to persons or entities outside of Singapore in accordance with the Rules of Court of Singapore, and with the approval of the Singapore court (where such approval is required).

In respect of enforcement, foreign judgments may be enforced in Singapore under: (i) the Choice of Court Agreements Act 2016 (the "CCAA") (which incorporates the Convention on Choice of Court Agreements done at The Hague on 30 June 2005 ("Hague Convention"); (ii) the Reciprocal Enforcement of Foreign Judgments Act 1959 (the "REFJA"); or (iii) under the common law.

The CCAA is applicable in any international case where there is an exclusive choice of court agreement concluded in a civil or commercial matter (subject to certain exceptions set out in the CCAA), and where the foreign judgment was issued by a court of a country that is a signatory to the Hague Convention.

The REFJA applies to judgments handed down by recognised courts (listed in the REFJA) in Hong Kong, United Kingdom, Australia, New Zealand, Sri Lanka, Malaysia, Pakistan, Brunei, Papua New Guinea and India.

Foreign judgments that fall outside the scope of the CCAA or REFJA would have to be enforced under the common law.

QUESTIONS AND ANSWERS

Q: Who needs to read these materials?

A: You need to read these materials if you are a Scheme Shareholder as at the Record Date. The Board is soliciting the enclosed Proxy Card from Scheme Shareholders to be voted at the Scheme Meeting, and any adjournments or postponements thereof, at the times and place and for the purposes set forth in the accompanying Notice of the Court Ordered Meeting to consider the Scheme of Arrangement (the “Notice of Scheme Meeting”). This Explanatory Statement summarizes the information that Scheme Shareholders need to know to vote at the Scheme Meeting. When the enclosed Proxy Card is properly executed and returned, the BW LPG Bermuda Shares that the Proxy Card represents will be voted, subject to any direction to the contrary, at the Scheme Meeting FOR the matters specified in the relevant Notice of Scheme Meeting attached hereto and described more fully herein.

This Explanatory Statement, the attached Notice of Scheme Meeting and the enclosed proxy cards are being first made available to Scheme Shareholders as at the Record Date.

Q: Who is entitled to vote?

A: All Scheme Shareholders as at the Record Date.

Q: What will Scheme Shareholders be voting on?

A: Scheme Shareholders are being asked to vote on the Scheme of Arrangement (i) to effect the Redomiciliation, and (ii) to adopt the BW LPG Singapore Constitution which will take effect upon the continuance of the Company in Singapore.

You may also vote on any other business that properly comes before the Scheme Meeting.

Q: How many votes do Scheme Shareholders have?

A: The Scheme Shareholders as of the Record Date are entitled to one vote per common share on each matter to be voted upon at the Scheme Meeting.

Q: Who will count the vote?

A: The votes will be counted by the Chairperson of the meeting in accordance with the Company’s bye-laws and the Convening Order.

Q: What happens if I sign and return my proxy card but do not indicate how to vote my shares?

A: Returned Proxy Cards without an indication of how to vote will be treated as votes FOR the matters specified in the Notice to the Scheme Meeting.

Q: What majority is required to approve the proposal?

A: To approve the Scheme of Arrangement, the affirmative vote of a simple majority in number of the Scheme Shareholders entitled to vote at the Scheme Meeting representing at least 75% in value of the Scheme Shareholders present and voting either in person or by proxy at the Scheme Meeting.

Q: Can I change my vote after I have mailed my signed proxy card or otherwise instructed how my shares are to be voted?

A: Yes. The most recent Proxy Card received on or prior to 10 June 2024 will prevail over previous Proxy Cards.

Q: How does the voting take place at the Scheme Meeting?

A: Voting takes place by tabulation of votes received in advance by Proxy Cards and votes cast by open voting of the persons entitled to vote who are present in accordance with bye-law 30 of the Company’s bye-laws.

Q: Who pays the costs of soliciting proxies?

A: The Company bears all costs of the Scheme Meeting. Scheme Shareholders are responsible for postage charges in relation to explanatory statements filed by mail as well as for the costs for their own advisors retained for the purpose of advising them on the Scheme of Arrangement, if any.

The Redomiciliation

Q: Why was Singapore selected as the place of domicile for the Company?

A: The Board believes that the Redomiciliation will increase the Company’s strategic flexibility while posing no noticeable risks to the Company’s operating model, long-term strategy and ability to maintain a competitive worldwide effective corporate tax rate. Singapore also has a well-developed legal system that encourages a high standard of corporate governance.

Q: Will the Redomiciliation affect our current or future operations?

A: The Company’s business, assets and liabilities on a consolidated basis, as well as the Board, executive officers, principal business location and fiscal year, will be the same immediately following the completion of the Redomiciliation as they are immediately prior to the Redomiciliation.

Q: Will the Redomiciliation dilute my economic interest?

A: No. As each BW LPG Bermuda Share shall become one BW LPG Singapore Share, no dilution of economic interest in the Company will occur as a result of the Redomiciliation.

Q: Is the Redomiciliation a taxable event to me?

A: The Company intends to treat the Redomiciliation as a tax-free “reorganization” for purposes of U.S federal income tax matters and, assuming such treatment is respected, U.S. Holders will generally not be subject to U.S. federal income taxation as a result of the Redomiciliation.

The Company is of the view that the Redomiciliation is not a realization of the BW LPG Bermuda Shares for Norwegian tax purposes, and assuming this view will be respected by the Norwegian tax authorities, no capital gains taxes will be triggered by the Redomiciliation. Correspondingly, a loss will not be deductible.

Please refer to the section “Description of certain tax considerations” for a discussion of the U.S., Singapore, Bermuda and Norway tax consequences of the Redomiciliation.

Q: Is the Redomiciliation a taxable transaction for either the Company / BW LPG Singapore?

A: The Company intends to treat the Redomiciliation as a tax-free “reorganization” for purposes of U.S. federal income tax matters and, assuming such treatment is respected, generally neither the Company nor U.S. Holders will be subject to U.S. federal income taxation as a result of the Redomiciliation.

From a Singapore tax law perspective, the Redomiciliation does not in and of itself give rise to a taxable transaction for BW LPG Singapore.

The Redomiciliation is not a taxable transaction and will not result in any tax consequences under Bermuda law to the Company.

The Company is of the view that the Redomiciliation is non-taxable event for Norwegian tax purposes, and assuming this view will be respected by the Norwegian tax authorities, the Redomicilation will not be a taxable transaction for the Company.

Please refer to the section “Description of certain tax considerations” for a discussion of the U.S., Singapore, Bermuda and Norway tax consequences of the Redomiciliation.

Q: What will I receive for my BW LPG Bermuda Shares?

A: With effect from the Effective Date, you will hold one BW LPG Singapore Share for each BW LPG Bermuda Share you held immediately prior to the Effective Date.

Q: If the Scheme of Arrangement is approved, do I have to take any action to cancel my BW LPG Bermuda Shares and receive BW LPG Singapore Shares?

A: No. On the Effective Date your BW LPG Bermuda Shares will become BW LPG Singapore Shares without any action on your part. All of the BW LPG Singapore Shares will be registered in book-entry form. The Company’s registrar and transfer agent will make the electronic book-entry of shares to the same account where your common shares were previously held.

If your BW LPG Bermuda Shares are pledged or otherwise charged in favour of a third party, you should notify the third party of the Scheme of Arrangement in the event it is approved, as the BW LPG Bermuda Shares will become BW LPG Singapore Shares as part of the Scheme of Arrangement.

Q: Can I trade my BW LPG Bermuda Shares between the date of this Explanatory Statement and the Effective Date?

A: Yes. You will be able to continue trading your BW LPG Bermuda Shares between the date of the Explanatory Statement and the Effective Date, provided that your BW LPG Bermuda Shares are held through the DTC and/or VPS.

The BW LPG Singapore Shares will receive different ISIN, CFI, CUSIP and FISN codes than the BW LPG Bermuda Shares upon the Effective Date.

Q: After the Redomiciliation, where can I trade my BW LPG Singapore Shares?

A: The BW LPG Singapore Shares will continue to trade on the OSE and the NYSE.

Q: Does the Scheme of Arrangement require approval by the Supreme Court of Bermuda?

A: Yes. The Scheme of Arrangement cannot be completed without the approval of the Supreme Court of Bermuda. Subject to receiving the requisite statutory approval at the Scheme Meeting, a Sanction Hearing will be required to seek the Supreme Court’s sanction of the Scheme of Arrangement. At the Sanction Hearing, the Supreme Court may impose such conditions as it deems appropriate in relation to the Scheme of Arrangement but may not impose any material changes without the joint consent of the Company and the Scheme Shareholders. In determining whether to exercise its discretion and approve the Scheme of Arrangement, the Supreme Court will determine, among other things, whether the Scheme of Arrangement is fair to the Scheme Shareholders in the Company in general.

Q: May I attend the Sanction Hearing?

A: Yes. Scheme Shareholders who vote either for or against the proposal or who the Supreme Court is satisfied have a substantial economic interest in the Scheme of Arrangement are entitled to appear in person or by counsel and be heard at the Sanction Hearing at which the Company will seek the sanction of the Scheme of Arrangement. In addition, the Supreme Court has wide discretion to hear from interested parties. The Company has agreed that it will not object to the participation by any Scheme Shareholders in the Sanction Hearing on the grounds that such person does not have a substantial economic interest in its common shares.

Q: What are the most important Singapore corporate tax consequences of being organized as a Singapore holding company?

A: A Singapore holding company is generally taxed at the prevailing corporate income tax rate of 17% on income accruing in or derived from Singapore or received in Singapore from outside Singapore.

A Singapore holding company that is also tax resident in Singapore may also avail itself of certain benefits, for example:

(1)	treaty benefits under Singapore tax treaty network;

(2)	tax exemption on foreign-sourced dividends, branch profits and service income, subject to the specified conditions being satisfied; and

(3)	foreign tax credit for taxes paid in the foreign jurisdiction against the Singapore tax payable on the same income.

The general rule under the Singapore Income Tax Act is that a company is tax resident in Singapore if the control and management of its business is exercised in Singapore. The Company believes that it will be regarded as tax resident in Singapore after the Redomiciliation as it considers that the control and management of its business will be exercised in Singapore.

Q: Will there be Singapore withholding tax on future dividends, if any, by the Singapore Company?

A: Singapore does not impose withholding tax on dividend distributions for both resident and non-resident shareholders.

Q: Whom should I call if I have questions about the meeting or the Redomiciliation?

A: For questions concerning the rationale and implications of the Redomicilation, you can contact, Samantha Xu by email at investor.relations@bwlpg.com

For questions concerning the Scheme of Arrangement process under Bermuda law or the implementation of the Scheme of Arrangement, you can contact Guy.Cooper@conyers.com or Jonathan.O’Mahony@conyers.com

WHERE YOU CAN FIND MORE INFORMATION

The Scheme Website is located at www.bwlpg.com. The Company’s Annual Reports, Quarterly Reports and other filings are available, free of charge, through its website, as soon as reasonably practicable after those reports or filings are electronically filed with or furnished to the OSE’s information system (NewsPoint) or with the SEC. Information on the Company’s website or any other website is not incorporated by reference in this Explanatory Statement and does not constitute a part of this Explanatory Statement.

We have not authorized anyone to give any information or make any representation about the Redomiciliation or the Scheme of Arrangement or about us that differs from or adds to the information in this Explanatory Statement or in the documents incorporated by reference. Therefore, you should not rely upon any information that differs from or is in addition to the information contained in this Explanatory Statement or in the documents incorporated by reference.

The information contained in this Explanatory Statement speaks only as of the date on the cover, unless the information specifically indicates that another date applies.

APPENDIX 1 – DEFINITIONS AND INTERPRETATION

1.	The following definitions shall apply to words and phrases used in this Explanatory Statement, where otherwise defined or where the context otherwise requires:

“ACRA”	means the Accounting and Corporate Regulatory Authority of Singapore.

“Allowed Proceeding”	means any Proceedings brought or commenced by a Scheme Shareholder to enforce its rights under the Scheme of Arrangement where any person fails to perform its obligations under or to comply with the terms of the Scheme of Arrangement.

“Board”	means the board of directors of the Company.

“Business Day”	means any day (other than a Saturday or Sunday) on which banks are open for business generally in New York, Oslo and Bermuda (provided that the availability of internet banking shall not constitute being open for general business).

“BW LPG Bermuda Shares” or “common shares” or “shares”	means common shares of US$0.01 par value each of the Company.

“BW LPG Singapore”	means BW LPG Limited, the Singapore company resulting from the Redomiciliation.

“BW LPG Singapore Constitution”	the constitution of BW LPG Singapore under Singapore law in the form attached as Appendix 5.

“BW LPG Singapore Shares”	means ordinary shares of BW LPG Singapore, as the same will be constituted following the Redomiciliation.

“Companies Act”	means the Companies Act 1981, as amended of Bermuda.

“Company”	means BW LPG Limited, an exempted company limited by shares incorporated in Bermuda.

“DTC”	means the Depository Trust Company, the primary central depository for the BW LPG Bermuda Shares.
“DTC Participants”	means the DTC participants of the BW LPG Bermuda Shares listed in the security position listed maintained by the DTC.

“Effective Date”	has the meaning given to that term on page 7.

“Equiniti”	means Equiniti Trust Company, LLC.

“Exchange Act”	means the U.S. Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated by the SEC thereunder.

“Explanatory Statement”	means this explanatory document (including all appendices) relating to the Scheme, which is required to be issued to Scheme Shareholders pursuant to section 100 of the Companies Act.

“Group”	means BW LPG Limited together with its consolidated subsidiaries and subsidiary undertakings from time to time.

“Nominee”	means a broker, bank, nominee or other intermediary holding common shares of the Company.

“OSE”	means the Oslo Stock Exchange, Euronext Oslo Børs.

“Proceeding”	means any process, action, legal or other proceeding including any arbitration, mediation, alternative dispute resolution, judicial review, adjudication, demand, execution, distraint, forfeiture, re-entry, seizure, lien, enforcement of judgment or enforcement of any security or other right.

“Record Date”	means 5:00 p.m. (New York time) on 16 May 2024, being the record time for determining the entitlement of Scheme Shareholders to vote at the Scheme Meeting.

“Registrar of Companies”	means the Registrar of Companies of Bermuda appointed pursuant to section 3 of the Companies Act.

“Redomiciliation”	has the meaning given to that term on page 6.

“Sanction Hearing”	means the application for the Sanction Order.

“Sanction Order”	means the order of the Court sanctioning the Scheme (with or without modification).

“Scheme Conditions”	has the meaning attributed to such term on page 12.

“Scheme of Arrangement”	has the meaning given to that term on page 6.

“Scheme Shareholders”	means the holders of the BW LPG Bermuda Shares.

“Scheme Website”	means the Company’s website at www.bwlpg.com.

“SEC”	means the U.S. Securities and Exchange Commission.

“Singapore Companies Act”	means the Companies Act 1967 of Singapore.

“Securities Act”	means the U.S. Securities Act of 1933, as amended, including the rules and regulations promulgated by the SEC thereunder.

“Supreme Court”	means the Supreme Court of Bermuda.

“U.S. Holder”	means a beneficial owner of common shares that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of such common shares

“VPS”	means the Euronext Securities Oslo.

“VPS Register”	means the list of VPS Shareholders maintained by DNB Bank ASA, Registrars’ Department.

“VPS Shareholders”	means the persons listed as shareholders of record of the BW LPG Bermuda Shares on the VPS Register.

2.	In this Explanatory Statement, unless the context otherwise requires or otherwise expressly provides:

(a)	references to Recitals, Parts, Clauses, and Sub-Clauses are references to the recitals, parts, clauses, or sub-clauses respectively of or to the Scheme;

(b)	references to a “person” include references to an individual partnership, company, corporation, other legal entity, unincorporated body of persons or any state or state agency;

(c)	the Scheme Shareholders, the Company or any other person will be construed as to include its successors in title, permitted assigns and permitted transferees;

(d)	references to a statute or a statutory provision include the same as subsequently modified, amended or re-enacted from time to time;

(e)	references to an agreement, deed or document shall be deemed also to refer to such agreement, deed or document as amended, supplemented, restated, verified, replaced and/or novated (in whole or in part) from time to time and to any agreement, deed or document executed pursuant thereto provided that such amendment, supplement, restatement, verification, replacement and/or novation has, to the extent it relates to the Scheme, been made in accordance with the terms of the Scheme;

(f)	references to an agreement, deed or document will include any schedules, annexes and appendices to such agreement, deed or document;

(g)	references to (or to any specified provision of) the Scheme will be construed as references to the Scheme as in force for the time being;

(h)	the singular includes the plural and vice versa and words importing one gender shall include all genders;

(i)	headings to Recitals, Parts, Clauses and Sub-Clauses are for ease of reference only and shall not affect the interpretation of the Scheme;

(j)	unless otherwise stated, all references in this Scheme to times are to Bermuda time;

(k)	references to “$” or “US$” are references to the lawful currency of the United States of America;

(l)	the words “include” and “including” are to be construed without limitation, general words introduced by the word “other” are not to be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things and general words are not to be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words; and

(m)	“or” is not exclusive.

APPENDIX 2 – SCHEME OF ARRANGEMENT

IN THE SUPREME COURT OF BERMUDA

CIVIL JURISDICTION

(COMMERCIAL COURT) 2024 No.

IN THE MATTER OF THE COMPANIES ACT 1981

IN THE MATTER OF BW LPG LIMITED

SCHEME OF ARRANGEMENT

(under section 99 of the Companies Act 1981)

BETWEEN

BW LPG LIMITED

AND

THE SCHEME SHAREHOLDERS (as defined herein)

1

1            DEFINITIONS AND INTERPRETATION

1.1	In this Scheme:

“Allowed Proceedings”	means any Proceedings brought or commenced by a Scheme Shareholder to enforce its rights under the Scheme where any person fails to perform its obligations under or to comply with the terms of the Scheme.

“Business Day”	means any day (other than a Saturday or Sunday) on which banks are open for business generally in Singapore, New York, Oslo and Bermuda (provided that the availability of internet banking shall not constitute being open for general business).

“BW LPG Singapore”	means BW LPG Limited, the Singapore company resulting from the Redomiciliation.

“BW LPG Singapore Constitution”	has the meaning given to that term in Clause 5.1.

“BW LPG Singapore Shares”	means ordinary shares of US$0.01 each of BW LPG Singapore, as the same will be constituted following the Redomiciliation.

“Common Shares”	has the meaning given to that term in Clause 2.3.

“Companies Act”	means the Companies Act 1981, as amended of Bermuda.

“Company”	means BW LPG Limited, an exempted company limited by shares incorporated in Bermuda.

“Court”	means the Supreme Court of Bermuda.

“Effective Date”	means the date on which the Scheme of Arrangement shall become operative in accordance with Clause 5.

“Explanatory Statement”	means that composite explanatory document (including all appendices) dated 21 May 2024 issued in connection with the Scheme pursuant to section 100 of the Companies Act.

“Longstop Time”	means 30 June 2025 or such later date and time as may be agreed.

“Post”	means delivery by pre-paid first class post or air mail or generally recognised commercial courier service, and “Posted” shall be construed accordingly.

“Proceeding”	means any process, action, legal or other proceeding including any arbitration, mediation, alternative dispute resolution, judicial review, adjudication, demand, execution, distraint, forfeiture, re-entry, seizure, lien, enforcement of judgment or enforcement of any security or other right.

“Record Date”	means 5:00 p.m. (New York time) on 16 May 2024, being the record time for determining the entitlement of Scheme Shareholders to vote at the Scheme Meeting.

“Registrar of Companies”	means the Registrar of Companies of Bermuda appointed pursuant to section 3 of the Companies Act.

2

“Redomicilation”	has the meaning given to that term in Clause 3.1.

“Sanction Order”	means the order of the Court sanctioning the Scheme (with or without modification).

“Scheme”	means this scheme of arrangement between the Scheme Shareholders and the Company pursuant to section 99 of the Companies Act in its present form or subject to any modifications, additions, or conditions that the Court may approve or impose consistent with Clause 13.

“Scheme Meeting”	means the meeting convened by the Court in order to consider, and if thought fit, approve the Scheme pursuant to the convening order by the Court.

“Scheme Shareholders”	means the holders of the Common Shares.

“SEC”	means the U.S. Securities and Exchange Commission.

“Singapore Companies Act”	has the meaning given to that term in Clause 3.1

“US Securities Act”	means the U.S. Securities Act of 1933, as amended, including the rules and regulations promulgated by the SEC thereunder.

“VPS”	means the Euronext Securities Oslo.

“Website”	means the Company’s website at www.bwlpg.com.

1.2	In this Scheme, unless the context otherwise requires or otherwise expressly provides:

(a)	references to Recitals, Parts, Clauses, and Sub-Clauses are references to the recitals, parts, clauses, or sub-clauses respectively of or to the Scheme;

(b)	references to a “person” include references to an individual partnership, company, corporation, other legal entity, unincorporated body of persons or any state or state agency;

(c)	the Scheme Shareholders, the Company or any other person will be construed as to include its successors in title, permitted assigns and permitted transferees;

(d)	references to a statute or a statutory provision include the same as subsequently modified, amended or re-enacted from time to time;

(e)	references to an agreement, deed or document shall be deemed also to refer to such agreement, deed or document as amended, supplemented, restated, verified, replaced and/or novated (in whole or in part) from time to time and to any agreement, deed or document executed pursuant thereto provided that such amendment, supplement, restatement, verification, replacement and/or novation has, to the extent it relates to the Scheme, been made in accordance with the terms of the Scheme;

(f)	references to an agreement, deed or document will include any schedules, annexes and appendices to such agreement, deed or document;

(g)	references to (or to any specified provision of) the Scheme will be construed as references to the Scheme as in force for the time being;

(h)	the singular includes the plural and vice versa and words importing one gender shall include all genders;

3

(i)	headings to Recitals, Parts, Clauses and Sub-Clauses are for ease of reference only and shall not affect the interpretation of the Scheme;

(j)	unless otherwise stated, all references in this Scheme to times are to Bermuda time;

(k)	references to “$” or “US$” are references to the lawful currency of the United States of America;

(l)	the words “include” and “including” are to be construed without limitation, general words introduced by the word “other” are not to be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things and general words are not to be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words; and

(m)	“or” is not exclusive.

PART A
RECITALS

2            THE COMPANY

2.1	The Company was incorporated in Bermuda under the Companies Act as an exempted company limited by shares on 21 August 2008 with registration number 42302 under the name “BW Gas LPG Holding Limited”. The Company subsequently changed its name to “BW LPG Limited” on 3 September 2013.

2.2	The Company’s registered office is at c/o Inchona Services Limited, Washington Mall Phase 2, 4th Floor, Suite 400, 22 Church Street, HM 1189, Hamilton, Pembroke, HMEX, Bermuda.

2.3	The authorised share capital of the Company is US$1,620,000 consisting of 162,000,000 common shares of US$0.01 par value each (“Common Shares”). As at 8 May 2024 the total issued share capital of the Company is 140,000,000 Common Shares, of which 8,247,446 shares were held as treasury shares.

3            THE PURPOSE OF THE SCHEME

3.1	The principal object and purpose of the Scheme is to effect the Company’s discontinuance from Bermuda and continuance in Singapore as a company registered under the laws of Singapore pursuant to Section 132G of the Companies Act and Section 359(1) and Part 10A of the Companies Act 1967 of Singapore (the “Singapore Companies Act” and the “Redomiciliation” respectively).

3.2	The Scheme will be effected as provided in Part B, Clause 5 below.

PART B
THE SCHEME

4            APPLICATION AND EFFECTIVENESS OF THE SCHEME

4.1	The compromise and arrangement effected by this Scheme shall apply to all Common Shares and be binding on all Scheme Shareholders (including those who do not attend the Scheme Meeting, do not vote at the Scheme Meeting or vote against the Scheme) and the Company.

4.2	As at the date on which a copy of the Sanction Order is filed with the Registrar of Companies, all of the rights, title and interests of the Scheme Shareholders in respect of the Common Shares will be subject to the compromise and arrangement set out in the Scheme in accordance with its terms.

4

5            THE SCHEME

Subject to Clause 8, the Scheme shall become effective and the following shall occur:

(a)	the Company shall be registered under Section 359(1) of the Singapore Companies Act by transfer of registration, and the continuance of the Company in Singapore shall be effective;

(b)	the registered office of the Company shall cease to be at c/o Inchona Services Limited, Washington Mall Phase 2, 4th Floor, Suite 400, 22 Church Street, HM 1189, Hamilton, Pembroke, HMEX, Bermuda, and the Company’s registered office in Singapore shall be at 10 Pasir Panjang Road, #17-02 Mapletree Business City, Singapore 117438;

(c)	the Company’s bye-laws under Bermuda law will be replaced with the constitution of BW LPG Singapore, which shall be in the form attached as Appendix “5” to the Explanatory Statement (the “BW LPG Singapore Constitution”);

(d)	each issued Common Share shall become and remain, and each Scheme Shareholder shall be entitled to receive for each Common Share held, one BW LPG Singapore Share; and

(e)	BW LPG Singapore shall direct its registrar and transfer agent to register BW LPG Singapore Shares in the names of the Scheme Shareholders in accordance with the transformation of the Common Shares into BW LPG Singapore Shares pursuant to the terms of this Scheme.

6            NO RIGHT TO COMMENCE PROCEEDINGS

6.1	From and after the date on which the Scheme becomes binding in accordance with Clause 4.2 no person or entity, including, without limitation, the Scheme Shareholders shall be entitled to commence, continue, threaten or procure the commencement or continuation of any Proceeding in connection with the Scheme.

6.2	Nothing in this Clause 6 shall extinguish or otherwise affect any rights or remedies in respect of any Allowed Proceedings. A Scheme Shareholder may commence an Allowed Proceeding against the Company or BW LPG Singapore after the date on which the Scheme becomes binding in accordance with Clause 4.2, provided that it first gives the Company five (5) Business Days prior notice in writing of its intention to do so.

6.3	The Company shall be fully entitled to enforce Clause 6.1 in its own name.

6.4	Each Scheme Shareholder is deemed to acknowledge that if it, or any person claiming through it takes any Proceedings in breach of Clause 6.1, persons affected shall be entitled to obtain an order as of right staying those Proceedings and providing for payment, by the Scheme Shareholder concerned and any person claiming through it, of any costs, charges or other expenses howsoever incurred by that person as a result of or in connection with taking such Proceedings on a fullindemnity basis.

7            OUTSTANDING CERTIFICATES

From the Effective Date, any certificates (if any) formerly representing Common Shares shall represent BW LPG Singapore Shares that such Common Shares have become pursuant to Clause 5.

5

PART C
CONDITIONS TO THE SCHEME

8            CONDITIONS TO THE SCHEME

The Scheme shall be subject to the following conditions being satisfied or waived (if allowed under law):

(a)	the approval of the Scheme at the Scheme Meeting by a simple majority in number of the Scheme Shareholders entitled to vote at the Scheme Meeting representing at least three fourths in value of the Scheme Shareholders present and voting either in person or by proxy at the Scheme Meeting;

(b)	the sanction of the Scheme, with or without modification, by the Court;

(c)	adoption by the Company of the BW LPG Singapore Consitution which will take effect on the Effective Date;

(d)	prior to filing an application for registration (as referred in sub-paragraph (e) below), the Company's name application to ACRA to reserve the name "BW LPG Limited" pursuant to section 357 of the Singapore Companies Act be approved;

(e)	the Company shall have furnished an application for registration to ACRA pursuant to section 358 of the Singapore Companies Act;

(f)	the Company having filed with the Registrar of Companies, pursuant to section 132H of the Companies Act, a notice of the discontinuance of the Company which contains the information and documents as required by section 132H(1) of the Companies Act;

(g)	the Company having received a waiver from the Securities Industry Council in accordance with the Note on Section 2 of the application of the Singapore Code on Take-Overs and Mergers;

(f)	issuance of the notice of transfer of registration in the prescribed form in respect of BW LPG Singapore by ACRA pursuant to section 359 of the Singapore Companies Act; and

(i)	the Company having filed a copy of the Sanction Order with the Registrar of Companies.

PART E
GENERAL SCHEME PROVISIONS

9            TERMINATION OF THE SCHEME

If the Effective Date and the transactions contemplated by the Scheme shall not have occurred on or before the Longstop Time, the Scheme will terminate and the terms of and the obligations on the parties under or pursuant to this Scheme shall lapse and the rights and obligations of the Scheme Shareholders shall not be affected and shall be reinstated and remain in full force and effect.

10            SECURITIES LAW CONSIDERATIONS

In sanctioning this Scheme, the Court has been advised that the Company will rely on the exemption from the registration requirements of the US Securities Act pursuant to Section 3(a)(10) of the US Securities Act for the deemed issuance and distribution of BW LPG Singapore Shares to Scheme Shareholders in exchange for their Common Shares based on the Court’s approval of the Scheme.

11            SCHEME COSTS

The Company shall pay all costs incurred by the Company including in connection with the negotiation, preparation and implementation of the Scheme as and when they arise, including the costs of holding the Scheme Meeting, the costs of any petition to the Court to sanction the Scheme.

12            MODIFICATIONS OF THE SCHEME

The Company may at any hearing to sanction the Scheme consent on behalf of all Scheme Shareholders to any modification, addition or waiver of the Scheme or any terms or conditions which the Court may think fit to approve or impose which is necessary or desirable for the implementation of the Scheme.

6

13            FURTHER ASSURANCE

13.1	On and from the date on which this Scheme becomes binding in accordance with Clause 4.2, each Scheme Shareholder undertakes to the Company and its directors, officers and other duly appointed representatives, to provide such further assistance (at the cost of the Company) as may be reasonably necessary and reasonably requested by the Company to implement this Scheme provided that such actions are consistent with the Scheme.

13.2	The Scheme Shareholders authorise the Company to take all necessary actions and to execute all necessary documents on their behalf as shall be required to procure the delivery of the BW LPG Singapore Shares to the Scheme Shareholders as provided herein.

14            EXERCISE OF DISCRETION

When under any provision of the Scheme a matter is to be determined by the Company, then it will have discretion to interpret such matter under the Scheme in a manner that it considers fair and reasonable, and its decisions will be binding on all concerned.

15            NOTICES

15.1	Any notice or other written communication to be given under or in relation to the Scheme shall be given in writing and shall be deemed to have been duly given if it is delivered by hand or sent by Post or or by e-mail or by electronic means through the VPS, or by air mail where it is addressed to a different country from that in which it is posted, with a copy sent by electronic mail to:

(a)	in the case of the Company:

BW LPG Limited

c/o BW LPG Holding Pte Ltd

10 Pasir Panjang Road

Mapletree Business City, #17-02

Singapore 117438

Attn: Sharon Tiong
Email: Sharon.Tiong@bwlpg.com

with a copy to (which shall not constitute notice):

Conyers Dill & Pearman Limited

Clarendon House

2 Church Street

Hamilton, HM 11

Bermuda

Attn: Guy Cooper

Email: guy.cooper@conyers.com

-and-

BW Maritime Pte Ltd

10 Pasir Panjang Road

Mapletree Business City, #18-01

Singapore 117438

Attn: Nicholas Fell
Email: Nick.Fell@bw-group.com

(b)	in the case of a Scheme Shareholder, its last known address known to the Company; or

(c)	in the case of any other person, any address set forth for that person in any agreement entered into in connection with the Scheme.

7

15.2	In addition, any notice or other written communication under or in relation to the Scheme to be given to the Scheme Shareholders shall be deemed to have been duly given if sent by electronic means through the VPS.

15.3	Any notice or other written communication to be given under the Scheme shall be deemed to have been served:

(a)	if delivered by hand, on the first Business Day following delivery;

(b)	if sent by Post, on the second Business Day after posting if the recipient is in the country of dispatch, otherwise on the fifth Business Day after posting; and

(c)	if distributed electronically through the VPS, on the first Business Day after such distribution.

15.4	In proving service, it shall be sufficient proof, in the case of a notice sent by Post, that the envelope was properly stamped, addressed and placed in the Post.

15.5	The accidental omission to send any notice, written communication or other document in accordance with this Clause 15 or the non-receipt of any such notice by any Scheme Shareholder, shall not affect any of the provisions of the Scheme or the effectiveness thereof.

16	CONFLICT AND INCONSISTENCY

In the case of a conflict or inconsistency between the terms of the Scheme and the terms of the Explanatory Statement, the terms of the Scheme will prevail.

17	SEVERABILITY

If at any time, any provision of the Scheme is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of that provision under the law of any other jurisdiction, nor the legality, validity or enforceability of any other provision of the Scheme under the law of that jurisdiction will in any way be affected or impaired thereby.

18	GOVERNING LAW AND JURISDICTION

The Scheme and the legal relations between the parties to it shall be governed by and construed and enforced in all respects exclusively in accordance with the laws of Bermuda. The Company and the Scheme Shareholders and each of them hereby irrevocably and unconditionally (i) agree that any action or Proceeding arising out of or in connection with Scheme shall be brought exclusively in the Bermuda courts and not in the courts of any other jurisdiction, (ii) consent to submit to the exclusive jurisdiction of the Bermuda courts for the purposes of any action or Proceeding arising out of or in connection with the Scheme, (iii) waive any objection to any such action or Proceeding being brought in the Bermuda courts, and (iv) waive, and agree not to bring, any claim that any such action or Proceeding brought in the Bermuda courts has been brought in an improper or inconvenient forum.

19	LIMITATIONS OF LIABILITY

Except as expressly provided herein, nothing in this Scheme constitutes a person a trustee, agent or fiduciary of any other person.

8

APPENDIX 3 – NOTICE OF SCHEME MEETING

NOTICE OF THE COURT ORDERED MEETING OF SCHEME SHAREHOLDERS

IN THE SUPREME COURT OF BERMUDA

CIVIL JURISDICTION

(COMMERCIAL COURT)

2024: No. 111

IN THE MATTER OF BW LPG LIMITED

AND IN THE MATTER OF SECTION 99 OF THE COMPANIES ACT 1981

NOTICE OF SCHEME MEETING OF BW LPG LIMITED (the “Company”)

NOTICE IS HEREBY GIVEN that, by an order dated 15 May 2024 (the “Order”) made in the above matter, the Supreme Court of Bermuda (the “Supreme Court”) has directed a meeting (the “Scheme Meeting”) to be convened pursuant to section 99 of the Companies Act 1981 of Bermuda for the purpose of considering and, if thought fit, approving, with or without modification, a scheme of arrangement (the “Scheme”) proposed to be made between the Company and the Scheme Shareholders (as defined in the Scheme) and that the Scheme Meeting will be held on 12 June 2024 at 4:00 p.m. (Bermuda time), at Washington Mall, Phase 2, 4th Floor, Suite 400, 22 Church Street, Hamilton HM 1189, Bermuda, at which place and time the Scheme Shareholders as at the Record Date (each as defined in the Explanatory Statement circulated herewith) are requested to attend.

Accompanying this Notice is a copy of the Scheme and the Explanatory Statement required to be provided under section 100 of the Companies Act 1981 of Bermuda.

For the purposes of voting at the Scheme Meeting, the Supreme Court has ordered that each Scheme Shareholder as at 5:00 p.m. (New York time) on 16 May 2024 (the “Record Date”) shall be counted as one person, and if holding its shares as nominee, shall vote in accordance with the majority instructions received by the beneficial owners of such shares.

If you are a Scheme Shareholder as at the Record Date, you may vote in person at the Scheme Meeting, provided you have given written notice of the intention to do so in accordance with the instructions set out in the Explanatory Statement, or appoint one or more proxies, whether a member of the Company or not, to attend and vote in your stead. A form of proxy card for use at the Scheme Meeting is enclosed with the Explanatory Statement and is also available on the Company’s website (www.bwlpg.com). Proxy cards should be completed and submitted in accordance with the instructions set out in the Explanatory Statement under the caption ‘Actions to be taken by Scheme Shareholders’.

By the Order, the Supreme Court has appointed Susan Barit, Vice President, Bermuda Operations of the Company, or failing her Shawn Angiers of Inchona Services Limited, Secretary of the Company, or failing him such other person as the Company may authorise, chair the Scheme Meeting and report the results of the Scheme Meeting to the Supreme Court including the number of votes cast in favour of the Scheme and the number of holders on whose instruction they are cast (if applicable) and the number of votes cast against the Scheme and the number of holders on whose instructions they are cast (if applicable).

The Scheme will be subject to an application to the Supreme Court seeking the sanction or approval of the Scheme, which application shall be heard on or about 20 June 2024.

Any queries relating to the Scheme should be directed to Guy Cooper, Conyers Dill & Pearman Limited, 2 Church Street, Hamilton HM 11, Bermuda, Attn: Guy Cooper, Email: Guy.Cooper@conyers.com in the first instance.

Dated: 21 May 2024

By Order of the Supreme Court of Bermuda

APPENDIX 4 – PROXY CARD

BW LPG LIMITED

(the “Company”)

FORM OF PROXY FOR SCHEME MEETING

I/We (insert name)                                                                                                                                                                                          (block letters)

the holder(s) of (insert number of shares)                                                  common shares in the Company hereby appoint:

the duly appointed Chairperson of the Scheme Meeting or                                                                                              , as my/our proxy to vote on my/our behalf at the Scheme Meeting to be held at 4:00 p.m. (Bermuda time) on 12 June 2024 and at any adjournment thereof or, in the absence of any such indication, my/our proxy shall vote or abstain as he/she thinks fit.

I/We desire my/our votes to be cast on the resolutions to be proposed at the Scheme Meeting convened by the Supreme Court of Bermuda (as set out in the Notice of Scheme Meeting dated 21 May 2024 and accompanying Explanatory Statement) as indicated below:

RESOLUTION		FOR	AGAINST	ABSTAIN

1.	To approve a Scheme of Arrangement attached as Appendix 2 to the Explanatory Statement to (i) effect a redomiciliation of the Company by way of discontinuance from Bermuda and continuance in Singapore in accordance with the provisions of Section 132G of the Companies Act 1981 as amended of Bermuda and Part 10A of the Companies Act 1967 of Singapore, and (ii) adopt the constitution of the Company which will take effect upon the continuance of the Company under the laws of Singapore in the form attached as Appendix 5 to the Explanatory Statement in substitution for and to the exclusion of the existing memorandum of association and bye-laws of the Company.

Signature:	Date:

Notes:

1.	If you own common shares of the Company which are registered in Euronext Securities Oslo and trading on Oslo Stock Exchange, to be valid this Form of Proxy is to be received by DNB Bank ASA, Registrars Department, Oslo (“DNB”) no later than 10 June 2024 10:00 am (Oslo time). The address of DNB is: DNB Bank ASA, Registrars Department, Dronning Eufemias gate 30, 0191 Oslo, Norway. Alternatively, the Form of Proxy can be sent to DNB Bank ASA by e-mail to vote@dnb.no not later than the aforementioned date and time.

2.	If you are listed as the legal holder of your common shares, meaning that your common shares are represented by book entries in your name so that you appear as a shareholder on the shareholder register of the Company maintained by Equiniti Trust Company, LLC (“Equiniti”), you must submit your proxy to Equiniti by mail (Equiniti Trust Company, LLC, 55 Challenger Rd, Ridgefield Park, NJ 07660, USA) in the return envelope provided by Equiniti by no later than 5:00 p.m. (New York time) on 10 June 2024 (proxies received after such time will not be considered).

3.	If you own common shares of the Company in “street name”, you must provide voting instructions through your bank, brokerage firm, or other nominee by returning a voting instruction form received from that institution in accordance with the relevant instructions provided by such institution.

4.	If it is desired to appoint by proxy any person other than the Chairman of the Meeting, his/her name should be inserted in the relevant place, reference to the Chairman deleted and the alteration initialled.

5.	If properly executed, the shares issued in the capital of the Company represented by this Form of Proxy (the “Shares”) will be voted in the manner directed by the member on the Form of Proxy. The proxy holder shall also have discretion to vote the Shares for or against any amendments to motions duly made at the Scheme Meeting or any adjournment thereof. If no direction is given, the Shares will be voted in favour of the resolutions recommended by the Board of Directors (including amendments thereto approved by the Board of Directors) when duly presented at the Scheme Meeting or any adjournment thereof. The proxy holder shall have discretion to vote the Shares on any other matters in furtherance of or incidental to the foregoing or as may otherwise properly come before the Scheme Meeting or any adjournment thereof.

6.	This Form of Proxy must be signed and dated by or on behalf of the member. If the member is a corporation, the Form of Proxy should be signed either by a duly authorised officer or attorney or be completed under its common seal.

7.	Proxies are entitled to vote on a poll or on a show of hands.

8.	Members shall place an “X” in the box indicating the way in which their vote is to be cast.

9.	Any alterations to this Form of Proxy should be initialled by the member.

10.	The completion and return of this Form of Proxy will not preclude a member from attending the general meeting and voting in person provided that the written notice of intention to attend has been received by the Company in accordance with section captioned “Actions to be taken by Scheme Shareholders” in the Explanatory Statement and the member has been duly issued with a power of attorney to attend the meeting.

Appendix 5 – BW LPG Singapore Constitution

CONSTITUTION

of

BW LPG Limited

Incorporated in Bermuda on 21 August 2008

Re-domiciled to Singapore on            2024

TABLE OF CONTENTS

Interpretation

1.	Definitions

Public Company

2.	Public Company

Shares

3.	Power to Issue Shares
4.	Power of the Company to Purchase its Shares
5.	Rights Attaching to Shares
6.	Calls on Shares
7.	Forfeiture of Shares
8.	Share Certificates

Registration of Shares

9.	Register of Members
10.	Disclosure of Interests in Company Securities
11.	Company Investigations and Consequences
12.	Registered Holder Absolute Owner
13.	Transfer of Registered Shares
14.	Transmission of Registered Shares

Alteration of Share Capital

15.	Power to Alter Capital
16.	Variation of Rights Attaching to Shares

Dividends

17.	Dividends
18.	Power to Set Aside Profits
19.	Method of Payment

Meetings of Members

20.	Annual General Meetings
21.	Extraordinary General Meetings
22.	Requisitioned General Meetings
23.	Notice
24.	Giving Notice and Access
25.	Electronic Participation and Security in Meetings
26.	Quorum at General Meetings
27.	Chairman to Preside at General Meetings
28.	Voting on Resolutions
29.	Power to Demand a Vote on a Poll
30.	Voting by Joint Holders of Shares
31.	Instrument of Proxy

32.	Representation of Corporate Member
33.	Adjournment of General Meeting
34.	Directors' Attendance at General Meetings

Directors and Officers

35.	Election of Directors
36.	Term of Office of Directors
37.	Alternate Directors
38.	Removal of Directors
39.	Vacancy in the Office of Director
40.	Remuneration of Directors
41.	Defect in Appointment
42.	Directors to Manage Business
43.	Powers of the Board of Directors
44.	Register of Directors, Chief Executive Officers, Secretaries and Auditors
45.	Appointment of Officers
46.	Appointment of Secretary
47.	Duties of Officers
48.	Remuneration of Officers
49.	Conflicts of Interest
50.	Indemnification and Exculpation of Directors and Officers

Meetings of the Board of Directors

51.	Board Meetings
52.	Notice of Board Meetings
53.	Electronic Participation in Meetings
54.	Quorum at Board Meetings
55.	Board to Continue in the Event of Vacancy
56.	Chairman to Preside
57.	Written Resolutions
58.	Validity of Prior Acts of the Board

Corporate Records

59.	Minutes
60.	Place Where Corporate Records Kept
61.	Form and Use of Seal

Accounts

62.	Records of Account
63.	Financial Year End

Audits

64.	Annual Audit
65.	Appointment of Auditors
66.	Remuneration of Auditor
67.	Duties of Auditors
68.	Access to Records
69.	Financial Statements and the Auditor's Report
70.	Vacancy in the Office of Auditor

Business Combinations

71.	Business Combinations

Voluntary Winding-Up and Dissolution

72.	Winding-Up

Changes to Constitution

73.	Changes to Constitution
74.	Change of Name
75.	Authentication of Documents
76.	Personal Data

Exclusive Jurisdiction

77.	Exclusive Jurisdiction

BW LPG Limited	Page 3

INTERPRETATION

1.	Definitions

1.1	In these Regulations, the following words and expressions shall, where not inconsistent with the context, have the following meanings, respectively:

Act	the Companies Act 1967 of Singapore as amended from time to time;

Alternate Director	an alternate director appointed in accordance with these Regulations;

Approved Depository	has the meaning attributed to it in Regulation 11;

Approved Nominee	has the meaning attributed to it in Regulation 11;

Auditor	means an accounting entity appointed by Company to act as the Company's auditor pursuant to the Act;

Board	the board of directors appointed or elected pursuant to these Regulations and acting by resolution in accordance with the Act and these Regulations or the directors present at a meeting of directors at which there is a quorum;

Chairman	the chairman of the Board and the Company;

Company	the company for which these Regulations are approved and confirmed;

BW LPG Limited	Page 4

Company Securities	(i) any shares (of any class) including Ordinary Shares, Preference Shares or other equity securities of the Company and (ii) any options, warrants, convertible notes, securities of any type or similar rights issued that are or may become convertible into or exercisable or exchangeable for, or that carry rights to subscribe for, any shares (of any class), including Ordinary Shares, Preference Shares or other equity securities of the Company;

Default Securities	has the meaning attributed to it in Regulation 11;

Depository	the Depository Trust Company (or its nominee), Euronext VPS (or its nominee) or any other securities depository whose name or whose nominee's name is entered as a Member of the Company in the Register of Members;

Direction Notice	has the meaning attributed to it in Regulation 11;

Director	a director of the Company and shall include an Alternate Director;

Disclosure Notice	has the meaning attributed to it in Regulation 11;

Euronext VPS	Euronext Securities Oslo, the Norwegian Central Securities Depository, maintained by Verdipapirsentralen ASA;

BW LPG Limited	Page 5

Interested Party	has the meaning attributed to it in Regulation 11;

Member	the person whose name is entered in the Register of Members as the holder of shares in the Company and, when two or more persons whose names are entered as joint holders of shares, means the person whose name stands first in the Register of Members as one of such joint holders or all of such persons, as the context so requires;

notice	written notice, as required by the Statutes and, further provided in these Regulations unless otherwise specifically stated;

Officer	the Chairman and any person appointed by the Board to hold an office in the Company;

Ordinary Shares	means the ordinary shares in the share capital of the Company;

Preference Shares	has the meaning attributed to it in Regulation 5;

Redeemable Preference Shares	has the meaning attributed to it in Regulation 3.2;

Register of Auditors	the register of auditors referred to in the Act;

Register of Chief Executive Officers	the register of the chief executive officers referred to in the Act;

Register of Directors	the register of directors referred to in the Act;

BW LPG Limited	Page 6

Register of Members	the Company's principal register of Members and where applicable, any branch register of Members to be maintained at such a place within or outside Singapore as the Board shall determine from time to time;

Register of Secretaries	the register of secretaries referred to in the Act;

Registration Office	in respect of any class of share capital, such place as the Board may from time to time determined to keep a branch register of Members in respect of that class of share capital and where (except in cases where the Board otherwise directs) the transfers or other documents or title for such class of share capital are to be lodged for registration and are to be registered;

Regulation	refers to a regulation of this Constitution;

Secretary	the person appointed to perform any or all of the duties of secretary of the Company and includes any deputy or assistant secretary and any person appointed by the Board to perform any of the duties of the Secretary;

Statutes	means the Act and every other written law or regulation for the time being in force concerning companies and which is affecting or applicable to the Company (including but not limited to any rules or regulations of a Stock Exchange);

BW LPG Limited	Page 7

Stock Exchange	Oslo Børs or New York Stock Exchange or any other share, stock or securities exchange in respect of which the shares of the Company are listed or quoted;

Treasury Shares	a share of the Company that was or is treated as having been acquired and held by the Company and has been held continuously by the Company since it was so acquired and has not been cancelled.

1.2	In these Regulations, where not inconsistent with the context:

(a)	words denoting the plural number include the singular number and vice versa;

(b)	words denoting the masculine gender include the feminine and neuter genders;

(c)	words importing persons include companies, associations or bodies of persons whether corporate or not;

(d)	the words:

(i)	"may" shall be construed as permissive; and

(ii)	"shall" shall be construed as imperative;

(e)	a reference to a statutory provision shall be deemed to include any amendment or re-enactment thereof;

(f)	the phrase "issued and outstanding" in relation to shares, means shares in issue other than Treasury Shares;

(g)	the word "corporation" means a corporation whether or not a company within the meaning of the Act; and

BW LPG Limited	Page 8

(h)	a reference to the company’s registrar and/or transfer agent shall be a reference to all the company’s registrars and/or transfer agents.

(i)	unless otherwise provided herein, words or expressions defined in the Act shall bear the same meaning in these Regulations.

1.3	In these Regulations expressions referring to writing or its cognates shall, unless the contrary intention appears, include facsimile, printing, lithography, photography, electronic mail and other modes of representing words in visible form.

1.4	Headings used in these Regulations are for convenience only and are not to be used or relied upon in the construction hereof.

PUBLIC COMPANY

2.	Public Company

The Company is a public company.

SHARES

3.	Power to Issue Shares

3.1	Subject to the Statutes and the Constitution, no shares may be issued by the Board without the prior approval of the Company pursuant to Section 161 of the Act, but subject thereto, and the terms of such approval, the Directors may allot and issue shares or grant options over or otherwise dispose of the same to such persons on such terms and conditions and for such consideration (if any) and at such time as the Directors may think fit. Provided always that all unissued shares shall be at the disposal of the Directors and they may allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, at such times and on such terms as they think proper. No shares shall be issued to bearer.

BW LPG Limited	Page 9

3.2	Without limitation to the provisions of Regulation 5, subject to the provisions of the Act, any Preference Shares may be issued as redeemable preference shares that (at a determinable date or at the option of the Company or the holder) are liable to be redeemed on such terms and in such manner as may be determined by the Board before the issue (the "Redeemable Preference Shares"), PROVIDED THAT prior approval for the issuance of such shares is given by resolution of the Members in general meeting.

3.3	Notwithstanding Regulation 3.1 and subject to the Statutes, the Company may by ordinary resolution in a general meeting give to the Board a general authority either unconditionally or subject to such conditions as may be specified in the resolution to:

(a)	(i)	issue shares in the capital of the Company whether by way of rights, bonus, or otherwise; and/or

(ii)	make or grant offers, agreements or options (collectively, “Instruments”) that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares; and

(b)	(notwithstanding the authority conferred by the ordinary resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Board while the ordinary resolution was in force,

Provided always that:

(c)	the authority to allot and issue shares or grant options over or otherwise dispose of the same is subject to any limitation or condition that the directors may propose to the Company from time to time;

(d)	the aggregate number of shares to be issued pursuant to the ordinary resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to the ordinary resolution) shall be subject to such limits and manner of calculation as may be prescribed by the Stock Exchange;

BW LPG Limited	Page 10

(e)	(subject to such manner of calculation as may be prescribed by the Stock Exchange or the Statutes) for the purpose of determining the aggregate number of shares that may be issued under Regulation 3.3(a) above, the percentage of issued share capital shall be based on the issued share capital of the Company at the time that the ordinary resolution is passed, after adjusting for:

(i)	new shares arising from the conversion or exercise of any convertible securities or share options which are outstanding or subsisting at the time that the ordinary resolution is passed; and

(ii)	any subsequent consolidation or subdivision of shares;

(f)	in exercising the authority conferred by the ordinary resolution, the Company shall comply with the provisions of the rules of the Stock Exchange for the time being in force (unless such compliance is waived by the Stock Exchange) and this Constitution;

(g)	unless revoked or varied by the Company in general meeting, the authority conferred by the ordinary resolution shall not continue in force beyond the conclusion of the next annual general meeting following the passing of the ordinary resolution or the date by which such annual general meeting is required by the Statutes to be held, or the expiration of such other period as may be prescribed by the Statutes or the resolution (whichever is the earliest);

(h)	any other issue of shares, the aggregate of which would exceed the limits referred to in this Regulation, shall be subject to the approval of the Company in general meeting and such limits and requirements as may be prescribed in the rules of the Stock Exchange; and

BW LPG Limited	Page 11

(i)	where the capital of the Company consists of different monetary denominations, the voting rights shall be prescribed in such manner that a unit of capital in each class when reduced to a common denominator, shall carry the same voting power when such right is exercisable.

4.	Power of the Company to Purchase its Shares

4.1	Notwithstanding Regulation 4.3, the Company may purchase its own shares for cancellation or acquire them as Treasury Shares in accordance with the Act on such terms as the Board shall think fit.

4.2	The Board may exercise all the powers of the Company to purchase or acquire all or any part of its own shares in accordance with the Act.

4.3	Save to the extent permitted by the Act, none of the funds of the Company or of any subsidiary thereof shall be directly or indirectly employed in the purchase or subscription of or in loans upon the security of the Company’s shares.

5.	Rights Attaching to Shares

5.1	The holders of Ordinary Shares shall, subject to the provisions of these Regulations (including, without limitation, the rights attaching to any Preference Shares that may be authorised for issue in the future by the Board pursuant to Regulation 5.2):

(a)	be entitled to one vote per share;

(b)	be entitled to such dividends as the Board may from time to time declare;

(c)	in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Company; and

(d)	generally be entitled to enjoy all of the rights attaching to shares.

BW LPG Limited	Page 12

5.2	Subject to the Act and obtaining prior approval for the issuance of such shares by special resolution of the Members in general meeting pursuant to Regulation 3.1, the Board is authorised to provide for the issuance of one or more classes of preference shares in one or more series (the "Preference Shares"), and to establish from time to time the number of shares to be included in each such series, and to fix the terms, including designation, powers, preferences, rights, qualifications, limitations, and restrictions of the shares of each class (and, for the avoidance of doubt, such matters and the issuance of such Preference Shares shall not be deemed to vary the rights attached to the Ordinary Shares). Subject to obtaining prior approval for the issuance of such shares by resolution of the Members in general meeting pursuant to Regulation 3.1, the authority of the Board with respect to each class shall include, but not be limited to, determination of the following:

(a)	the number of shares constituting that series and the distinctive designation of that series;

(b)	the dividend rate on the shares of that class, whether dividends shall be cumulative and, if so, from which date or dates, and the relative rights of priority, if any, of the payment of dividends on shares of that series;

(c)	whether that class shall have voting rights, in addition to the voting rights provided by law, and if so, the terms of such voting rights;

(d)	whether that class shall have conversion or exchange privileges (including, without limitation, conversion into Ordinary Shares), and, if so, the terms and conditions of such conversion or exchange, including provision for adjustment of the conversion or exchange rate in such events as the Board shall determine;

(e)	whether or not the shares of that class shall be redeemable or repurchaseable, and, if so, the terms and conditions of such redemption or repurchase, including the manner of selecting shares for redemption or repurchase if less than all shares are to be redeemed or repurchased, the date or dates upon or after which they shall be redeemable or repurchaseable, and the amount per share payable in case of redemption or repurchase, which amount may vary under different conditions and at different redemption or repurchase dates;

BW LPG Limited	Page 13

(f)	whether that class shall have a sinking fund for the redemption or repurchase of shares of that class, and, if so, the terms and amount of such sinking fund;

(g)	the right of the shares of that class to the benefit of conditions and restrictions upon the creation of indebtedness of the Company or any subsidiary, upon the issue of any additional shares (including additional shares of such series or any other series) and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition by the Company or any subsidiary of any issued shares of the Company;

(h)	the rights of the shares of that class in the event of voluntary or involuntary liquidation, dissolution or winding up of the Company, and the relative rights of priority, if any, of payment in respect of shares of that class; and

(i)	any other relative participating, optional or other special rights, qualifications, limitations or restrictions of that series.

5.3	Any Redeemable Preference Shares of any class which have been redeemed (whether through the operation of a sinking fund or otherwise) or which, if convertible or exchangeable, have been converted into or exchanged for shares of any other class or classes shall have the status as such class of shares so converted into or exchanged of such class, subject to obtaining prior approval for the issuance of such shares by special resolution of the Members in general meeting pursuant to Regulation 3.1.

BW LPG Limited	Page 14

5.4	At the discretion of the Board, whether or not in connection with the issuance and sale of any shares or other securities of the Company, the Company may issue securities, contracts, warrants or other instruments evidencing any shares, option rights, securities having conversion or option rights, or obligations on such terms, conditions and other provisions as are fixed by the Board, including, without limiting the generality of this authority, conditions that preclude or limit any person or persons owning or offering to acquire a specified number or percentage of the issued Ordinary Shares, other shares, option rights, securities having conversion or option rights, or obligations of the Company or transferee of the person or persons from exercising, converting, transferring or receiving the shares, option rights, securities having conversion or option rights, or obligations.

5.5	All the rights attaching to a Treasury Share shall be suspended and shall not be exercised by the Company while it holds such Treasury Share and, except where required by the Act and any other applicable laws and regulation, all Treasury Shares shall be excluded from the calculation of any percentage or fraction of the share capital, or shares, of the Company.

6.	Calls on Shares

6.1	The Board may make such calls as it thinks fit upon the Members in respect of any monies unpaid on the shares allotted to or held by such Members (and not made payable at fixed times by the terms and conditions of issue) and, if a call is not paid on or before the day appointed for payment thereof, the Member may at the discretion of the Board be liable to pay the Company interest on the amount of such call at such rate as the Board may determine, from the date when such call was payable up to the actual date of payment. The Board may differentiate between the holders as to the amount of calls to be paid and the times of payment of such calls.

6.2	Any amount which by the terms of allotment of a share becomes payable upon issue or at any fixed date shall for the purposes of these Regulations be deemed to be an amount on which a call has been duly made and payable, on the date on which, by the terms of issue, the same becomes payable, and in case of non-payment, all the relevant provisions of these Regulations as to payment of interest, costs, and expenses, forfeiture or otherwise shall apply as if such amount had become payable by virtue of a duly made and notified call.

BW LPG Limited	Page 15

6.3	The joint holders of a share shall be jointly and severally liable to pay all calls and any interest, costs and expenses in respect thereof.

6.4	The Company may make arrangements on the issue of shares for varying the amounts and times of payment of calls as between Members.

6.5	The Company may accept from any Member the whole or a part of the amount remaining unpaid on any shares held by such Member, although no part of that amount has been called up or become payable.

7.	Forfeiture of Shares

7.1	If any Member fails to pay, on the day appointed for payment thereof, any call in respect of any share allotted to or held by such Member, the Board may, at any time thereafter during such time as the call remains unpaid, direct the Secretary to forward such Member a notice in writing in the form, or as near thereto as circumstances admit, of the following:

Notice of Liability to Forfeiture for Non-Payment of Call
BW LPG Limited (the “Company”)

You have failed to pay the call of [amount of call] made on [insert date], in respect of the [number] share(s) [number in figures] standing in your name in the Register of Members of the Company, on [insert date], the day appointed for payment of such call. You are hereby notified that unless you pay such call together with interest thereon at the rate of [ ] per annum computed from the said [insert date] at the registered office of the Company the share(s) will be liable to be forfeited.

Dated [insert date]

[Signature of Secretary] By Order of the Board

BW LPG Limited	Page 16

7.2	If the requirements of such notice are not complied with, any such share may at any time thereafter before the payment of such call and the interest due in respect thereof be forfeited by a resolution of the Board to that effect, and such share shall thereupon become the property of the Company and may be disposed of as the Board shall determine. Without limiting the generality of the foregoing, the disposal may take place by sale, repurchase, redemption or any other method of disposal permitted by and consistent with these Regulations and the Act.

7.3	A Member whose share or shares have been so forfeited shall, notwithstanding such forfeiture, be liable to pay to the Company all calls owing on such share or shares at the time of the forfeiture, together with all interest due thereon and any costs and expenses incurred by the Company in connection therewith.

7.4	The Board may accept the surrender of any shares which it is in a position to forfeit on such terms and conditions as may be agreed. Subject to those terms and conditions, a surrendered share shall be treated as if it had been forfeited.

8.	Share Certificates

8.1	Subject to the Act, no share certificates shall be issued by the Company unless, in respect of a class of shares, the Board has either for all or for some holders of such shares (who may be determined in such manner as the Board thinks fit) determined that the holder of such shares may be entitled to share certificates. In the case of a share held jointly by several persons, delivery of a certificate to one of several joint holders shall be sufficient delivery to all.

8.2	Subject to being entitled to a share certificate under the provisions of Regulation 8.1, the Company shall complete and have ready for delivery the appropriate share certificate in connection with the allotment or transfer (as the case may be) within (i) 60 days after the allotment of any of its shares or (ii) 30 days after the date on which a transfer (other than in Regulation 13.5) of its shares is lodged with the Company.

BW LPG Limited	Page 17

8.3	If any share certificate shall be proved to the satisfaction of the Board to have been worn out, lost, mislaid, or destroyed, the Board may cause a new certificate to be issued and request an indemnity for the lost certificate if it sees fit.

8.4	Notwithstanding any provisions of these Regulations:

(a)	the Board shall, subject always to the Act and any other applicable laws and regulations and the facilities and requirements of any relevant system concerned, have power to implement any arrangements it may, in its absolute discretion, think fit in relation to the evidencing of title to and transfer of book-entry shares including, without limitation, by means of a Depository or any other relevant system, and to the extent such arrangements are so implemented, no provision of these Regulations shall apply or have effect to the extent that it is in any respect inconsistent with the holding or transfer of shares in uncertificated form. The Board may from time to time take such actions and do such things as the Board may in its absolute discretion think fit in relation to the operation of any such arrangements;

(b)	the Board shall have the power to transfer shares of the Company (including, without limitation, legal title to any shares of the Company) held by any holder thereof to or from any Depository or any other relevant system in connection with a listing or admission, or upon any delisting or ceasing of any admission, to trading of shares of the Company (or beneficial interests, depository interests or any such other interests in shares of the Company) on an appointed stock exchange. Each Member authorises and grants the Board, and any person appointed and/or authorised by the Board, the power to act as agent of such Member to sign any instrument of transfer, if necessary or desirable, in respect of any transfer of shares pursuant to this Regulation 8.4 for and on behalf of the Member. Such instrument of transfer shall be effective as if it had been executed by the registered holder and title of the transferee shall not be invalidated by reason of any irregularity or invalidity of proceedings related thereto. Notice shall be given to a Member before transferring such Member’s share(s) to any Depository or any other relevant system, provided that an accidental omission to give notice to, or the non-receipt of a notice by, any person entitled to receive such notice shall not invalidate any such transfer. A Member may request by written notice to the Secretary for the Board: (i) to not transfer such Member’s shares to any Depository or any other relevant system pursuant to this Regulation; and/or (ii) to subsequently transfer such Member’s shares to or from any such Depository or any other relevant system in accordance with such rules, regulations, facilities and requirements of any such Depository or such other relevant system; and

BW LPG Limited	Page 18

(c)	unless otherwise determined by the Board and as permitted by the Act and any other applicable laws and regulations, no person shall be entitled to receive a certificate in respect of any share for so long as the title to that share is evidenced otherwise than by a certificate and for so long as transfers of that share may be made otherwise than by a written instrument.

REGISTRATION OF SHARES

9.	Register of Members

9.1	The Board shall cause to be kept in one or more books a Register of Members and shall enter therein the particulars required by the Act. Subject to the Statutes and any applicable rules of the Stock Exchange, the Company may keep one or more branch registers in any place in or outside of Singapore, and the Board may make, amend and revoke any such regulations as it may think fit respecting the keeping of such branch registers.

9.2	Subject to, and in accordance with, the Statutes and any applicable rules of the Stock Exchange and unless the Board otherwise approves (which approval may be on such terms and subject to such conditions as the Board in its absolute discretion may from time to time determine, and which approval the Board shall, without giving any reason therefor, be entitled in its absolute discretion to give or withhold), no shares upon the Register of Members shall be transferred to any branch register of Members nor shall shares on any branch register of Members be transferred to the Register of Members or any other branch register of Members and all transfers and other documents of title shall be lodged for registration, and registered, in the case of any shares on a branch register of Members, at the relevant Registration Office, and, in the case of any shares on the Register of Members, at the Office or such other place at which the Register of Members is kept in accordance with the Statutes.

BW LPG Limited	Page 19

9.3	The Register of Members shall be open to inspection without charge at the registered office of the Company or in the case of a branch register at the Registration Office accessible via the registrar of the Company, or such other place at which the Register of Members is kept in accordance with the Statutes on every business day, subject to such reasonable restrictions as the Board may impose, so that not less than two hours in each business day be allowed for inspection. The Register of Members, including any overseas or local or other branch register may, after notice has been given by advertisement in an appointed newspaper or any other newspapers in accordance with the requirements of any Stock Exchange or by any electronic means in such manner as may be accepted by the Stock Exchange to that effect be closed for any time or times not exceeding in the whole thirty days in each year.

9.4	The shares may be registered with the Depository system or any other relevant system as branch register, and if necessary shares may be registered in the Register of Members in the name of the registrar of the Company. For the avoidance of doubt, no provision of this Constitution shall be construed as imposing any restriction on the transfer of shares or any beneficial interests in the shares, as the case may be, in the Depository system facilitating the trading of shares or beneficial interest in the shares, as the case may be, on any Stock Exchange.

BW LPG Limited	Page 20

10.	Disclosure of Interests in Company Securities

10.1	Members shall make such notifications to the Company regarding their interests in Company Securities as they are required to make under all applicable rules and regulations to which the Company is subject.

10.2	The provisions of Regulation 10.1 are in addition to, and separate from, any other rights or obligations arising under the Act, these Regulations or otherwise.

11.	Company Investigations and Consequences

11.1	The Board has power to serve a notice to require any Member or any other person it has reasonable cause to believe, as determined in the Board’s sole discretion, to be interested in Company Securities (an “Interested Party”), to disclose to the Company the nature of such interest and any documents to verify the identity of the Interested Party that the Board deems necessary.

11.2	If at any time the Board is satisfied that any Member or Interested Party has been duly served with a notice pursuant to Regulation 11.1 (a “Disclosure Notice”) and is in default for the prescribed period set out in Regulation 11.6 in supplying to the Company the information thereby required, or, in purported compliance with a Disclosure Notice, has made a statement which is false or inadequate in any material particular as determined by the Board in its sole discretion, then the Board may, in its absolute discretion at any time thereafter serve a further notice (a “Direction Notice”) on the Member who was served with the relevant Disclosure Notice or on the Member who holds the Company Securities in which the Interested Party who was served with the relevant Disclosure Notice appears to be interested to direct that:

(a)	in respect of the Company Securities in relation to which the default occurred (the “Default Securities”, which expression includes any Company Securities issued after the date of the Disclosure Notice in respect of those Company Securities) the Member shall not be entitled to attend or vote either personally or by proxy at a general meeting or at a separate meeting of the holders of that class of shares or on a poll; and

BW LPG Limited	Page 21

(b)	where the Default Securities represent at least 0.25 per cent (in nominal value) of the issued shares of their class, the Direction Notice may additionally direct that in respect of the Default Securities:

(i)	where an offer of the right to elect to receive Company Securities instead of cash in respect of any dividend or part thereof is or has been made by the Company, any election made thereunder by such Member in respect of such Default Securities shall not be effective; and/or

(ii)	any dividend (or any part of a dividend) or other amount payable in respect of the Default Securities shall be withheld by the Company, which shall have no obligation to pay interest on it, and such dividend or part thereof shall only be payable when the Direction Notice ceases to have effect to the person who would but for the Direction Notice have been entitled to it; and/or

(iii)	no transfer of any of the Company Securities held by any such Member shall be recognised or registered by the Board unless: (1) the transfer is an excepted transfer (as defined in Regulation 11.6); or (2) the Member is not himself in default as regards supplying the requisite information required under this Regulation and, when presented for registration, the transfer is accompanied by a certificate by the Member in a form satisfactory to the Board to the effect that after due and careful enquiry the Member is satisfied that none of the Company Securities, which are the subject of the transfer, are Default Securities.

11.3	The Company shall send the Direction Notice to each person appearing to be interested in the Default Securities, but the failure or omission by the Company to do so shall not invalidate such notice.

BW LPG Limited	Page 22

11.4	Any Direction Notice shall cease to have effect not more than seven days after the earlier of receipt by the Company of:

(a)	notice that the Default Securities are subject to an excepted transfer (as defined in Regulation 11.6), but only in relation to those Default Securities which are subject to such excepted transfer and not to any other Company Securities covered by the same Direction Notice; or

(b)	all the information required by the relevant Disclosure Notice, in a form satisfactory to the Board.

11.5	The Board may at any time send a notice cancelling a Direction Notice if it determines in its sole discretion that it is appropriate to do so.

11.6	For the purposes of Regulations 10 and 11:

(a)	the “prescribed period” is 14 days from the date the Disclosure Notice is deemed served;

(b)	a reference to a person being “interested” or having an “interest” in Company Securities includes an interest of any kind whatsoever in the Company Securities;

(c)	a transfer of Company Securities is an “excepted transfer” if:

(i)	it is a transfer of Company Securities pursuant to an acceptance of an offer to acquire all the shares, or all the shares of any class or classes, in the Company (other than Company Securities, which at the date of the offer are already held by the offeror), being an offer on terms, which are the same in relation to all the Company Securities to which the offer relates or, where those Company Securities include Company Securities of different classes, in relation to all the Company Securities of each class; or

BW LPG Limited	Page 23

(ii)	a transfer, which is shown to the satisfaction of the Board to be made in consequence of a sale of the whole of the beneficial interest in the Company Securities to a person who is not connected with the Member who has been served with the Disclosure Notice and with any other person appearing to be interested in the Default Securities; or

(iii)	a transfer in consequence of a bona fide sale made on an appointed stock exchange upon which shares of the Company are listed or admitted to trading.

11.7	Where a person who appears to be interested in Company Securities has been served with a notice pursuant to Regulation 11.1, and the Company Securities in which he appears to be interested are held by a depository or a nominee approved as such by the Board (an “Approved Depository” and an “Approved Nominee” respectively), the provisions of Regulation 11.1 will be treated as applying only to the Company Securities which are held by the Approved Depository or Approved Nominee in which that person appears to be interested and not (so far as that person’s apparent interest is concerned) to any other Company Securities held by the Approved Depository or Approved Nominee.

11.8	While the Member on which a notice pursuant to Regulation 11.1 is served is an Approved Depository or Approved Nominee, the obligations of the Approved Depository or Approved Nominee as a Member will be limited to disclosing to the Company any information relating to a person who appears to be interested in the Company Securities held by it, which has been recorded by it in accordance with the arrangement under which it was appointed as an Approved Depository or Approved Nominee by the Board.

12.	Registered Holder Absolute Owner

The Company shall be entitled to treat the registered holder of any share as the absolute owner thereof and accordingly shall not be bound to recognise any equitable claim or other claim to, or interest in, such share on the part of any other person.

BW LPG Limited	Page 24

13.	Transfer of Registered Shares

13.1	Subject to the Act and to such of the restrictions contained in these Regulations as may be applicable, any Member may transfer all or any of his shares by an instrument of transfer in the usual common form or in any other form which the Board may approve. No such instrument shall be required on the redemption of a share or on the purchase by the Company of a share. All transfers of book-entry shares shall be made in accordance with and be subject to the facilities and requirements of the transfer of title to shares in that class by means of a Depository or any other relevant system concerned and, subject thereto, in accordance with any arrangements made by the Board pursuant to Regulation 8.

13.2	An instrument of transfer shall be signed by (or in the case of a party that is a corporation, on behalf of) the transferor and transferee, provided that, in the case of a fully paid share, the Board may accept the instrument signed by or on behalf of the transferor alone. The transferor shall be deemed to remain the holder of such share until the same has been registered as having been transferred to the transferee in the Register of Members.

13.3	The Board may refuse to recognise any instrument of transfer unless it is accompanied by the certificate in respect of the shares (if one has been issued) to which it relates and by such other evidence as the Board may reasonably require to prove the right of the transferor to make the transfer.

13.4	The joint holders of any share may transfer such share to one or more of such joint holders, and the surviving holder or holders of any share previously held by them jointly with a deceased Member may transfer any such share to the executors or administrators of such deceased Member.

13.5	The Board may in its absolute discretion and without assigning any reason therefor refuse to register the transfer of a share which is not fully paid or in accordance with Regulation 11.2. The Board shall refuse to register a transfer unless all applicable consents, authorisations and permissions of any governmental body or agency in Singapore have been obtained. If the Board refuses to register a transfer of any share the Secretary shall, within 30 days after the date on which the transfer was lodged with the Company, send to the transferor and transferee notice of the refusal.

BW LPG Limited	Page 25

13.6	The Board may refuse to register the transfer of any share, and may direct the registrar and/or transfer agent of the Company to decline (and such registrar and/or transfer agent of the Company, to the extent it is able to do so, shall decline if so requested) to register the transfer of any interest in a share held through a Depository, where such transfer is not in accordance with Regulation 11.2 or where such transfer would, in the opinion of the Board, be likely to result in 50% or more of the aggregate issued and outstanding share capital of the Company, or shares of the Company to which are attached 50% or more of the votes of all issued and outstanding shares of the Company, being held or owned directly or indirectly by individuals or legal persons resident for tax purposes in Norway or, alternatively, such shares being effectively connected to a Norwegian business activity, or the Company otherwise being deemed a Controlled Foreign Company as such term is defined pursuant to Norwegian tax legislation.

13.7	Subject to Regulation 13.6, but notwithstanding anything to the contrary in these Regulations, Company Securities that are listed or admitted to trading on a Stock Exchange may be transferred in accordance with the rules and regulations of such Stock Exchange. All transfers of shares registered with a Depository shall be made in accordance with and be subject to the facilities and requirements of the transfer of title to shares in that class by means of the Depository or any other relevant system concerned and, subject thereto, in accordance with any arrangements made by the Board.

13.8	The Board in its absolute discretion may transfer shares, and register the transfer of such shares, pursuant to Regulation 8.4.

BW LPG Limited	Page 26

14.	Transmission of Registered Shares

14.1	In the case of the death of a Member, the survivor or survivors where the deceased Member was a joint holder, and the legal personal representatives of the deceased Member where the deceased Member was a sole holder, shall be the only persons recognised by the Company as having any title to the deceased Member’s interest in the shares. Nothing herein contained shall release the estate of a deceased joint holder from any liability in respect of any share which had been jointly held by such deceased Member with other persons. Subject to the provisions of the Act, for the purpose of this Regulation, legal personal representative means the executor or administrator of a deceased Member or such other person as the Board may, in its absolute discretion, decide as being properly authorised to deal with the shares of a deceased Member.

14.2	Any person becoming entitled to a share in consequence of the death or bankruptcy of any Member may be registered as a Member upon such evidence as the Board may deem sufficient or may elect to nominate some person to be registered as a transferee of such share, and in such case the person becoming entitled shall execute in favour of such nominee an instrument of transfer in writing in the form, or as near thereto as circumstances admit, of the following:

Transfer by a Person Becoming Entitled on Death/Bankruptcy of a Member
BW LPG Limited (the “Company”)

I/We, having become entitled in consequence of the [death/bankruptcy] of [name and address of deceased/bankrupt Member] to [number] share(s) standing in the Register of Members of the Company in the name of the said [name of deceased/bankrupt Member] instead of being registered myself/ourselves, elect to have [name of transferee] (the “Transferee”) registered as a transferee of such share(s) and I/we do hereby accordingly transfer the said share(s) to the Transferee to hold the same unto the Transferee, his or her executors, administrators and assigns, subject to the conditions on which the same were held at the time of the execution hereof; and the Transferee does hereby agree to take the said share(s) subject to the same conditions.

DATED this [insert date]

Signed by:	In the presence of:

Transferor	Witness

Transferee	Witness

BW LPG Limited	Page 27

14.3	On the presentation of the foregoing materials to the Board, accompanied by such evidence as the Board may require to prove the title of the transferor, the transferee shall be registered as a Member. Notwithstanding the foregoing, the Board shall, in any case, have the same right to decline or suspend registration as it would have had in the case of a transfer of the share by that Member before such Member’s death or bankruptcy, as the case may be.

14.4	Where two or more persons are registered as joint holders of a share or shares, then in the event of the death of any joint holder or holders the remaining joint holder or holders shall be absolutely entitled to such share or shares and the Company shall recognise no claim in respect of the estate of any joint holder except in the case of the last survivor of such joint holders.

ALTERATION OF SHARE CAPITAL

15.	Power to Alter Capital

15.1	Subject to the Statutes and rules of the Stock Exchange, the Company may if authorised by resolution of the Members increase, divide, consolidate, subdivide, change the currency denomination of, diminish or otherwise alter or reduce its share capital in any manner.

15.2	Where, on any alteration or reduction of share capital, or some other difficulty would arise, the Board may deal with or resolve the same in such manner as it thinks fit.

16.	Variation of Rights Attaching to Shares

If, at any time, the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound-up, be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate general meeting of the holders of the shares of the class at which meeting the necessary quorum shall be two persons at least holding or representing by proxy one-third of the issued shares of the class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

BW LPG Limited	Page 28

DIVIDENDS AND CAPITALISATION

17.	Dividends

17.1	The Company may by ordinary resolution declare final dividends, but no such dividend shall exceed the amount recommended by the Board.

17.2	Subject to the Act, the Board may from time to time pay to the members such interim dividends as appear to the directors to be justified by the profits of the Company.

17.3	The Board may, subject to these Regulations and in accordance with the Act, declare a dividend to be paid to the Members, in proportion to the number of shares held by them, and such dividend may be paid in cash or wholly or partly in specie in which case the Board may fix the value for distribution in specie of any assets. No unpaid dividend shall bear interest as against the Company.

17.4	The Board may fix any date as the record date for determining the Members entitled to receive any dividend.

17.5	The Company may pay dividends in proportion to the amount paid up on each share where a larger amount is paid up on some shares than on others.

17.6	The Board may declare and make such other distributions (in cash or in specie) to the Members as may be lawfully made out of the assets of the Company. No unpaid distribution shall bear interest as against the Company.

17.7	Notwithstanding anything in this Constitution, no dividend (final or interim) shall be paid to shareholders except out of the profits of the Company.

BW LPG Limited	Page 29

18.	Power to Set Aside Profits

The Board may, before declaring a dividend, set aside out of the surplus or profits of the Company, such amount as it thinks proper as a reserve to be used to meet contingencies or for equalising dividends or for any other purpose.

19.	Method of Payment

19.1	Any dividend, interest, or other moneys payable in cash in respect of the shares may be paid through a Depository system or any other relevant system, by cheque or bank draft sent through the post directed to the Member at such Member’s address in the Register of Members, or to such person and to such address as the Member may direct in writing, or by transfer to such account as the Member may direct in writing.

19.2	In the case of joint holders of shares, any dividend, interest or other moneys payable in cash in respect of shares may be paid by cheque or bank draft sent through the post directed to the address of the holder first named in the Register of Members, or to such person and to such address as the joint holders may direct in writing, or by transfer to such account as the joint holders may direct in writing. If two or more persons are registered as joint holders of any shares any one can give an effectual receipt for any dividend paid in respect of such shares.

19.3	The Board may deduct from the dividends or distributions payable to any Member all moneys due from such Member to the Company on account of calls or otherwise.

19.4	Any dividend and/or other monies payable in respect of a share which has remained unclaimed for six years from the date when it became due for payment shall, if the Board so resolves, be forfeited and cease to remain owing by the Company. The payment of any unclaimed dividend or other moneys payable in respect of a share may (but need not) be paid by the Company into an account separate from the Company’s own account. Such payment shall not constitute the Company a trustee in respect thereof.

BW LPG Limited	Page 30

19.5	The Company shall be entitled to cease sending dividend cheques and bank drafts by post or otherwise to a Member if those instruments have been returned undelivered to, or left uncashed by, that Member on at least two consecutive occasions, or, following one such occasion, reasonable enquiries have failed to establish the Member’s new address. The entitlement conferred on the Company by this Regulation in respect of any Member shall cease if the Member claims a dividend or cashes a dividend cheque or bank draft.

MEETINGS OF MEMBERS

20.	Annual General Meetings

Subject to the provisions of the Act, an annual general meeting shall be held in each year (other than the year of incorporation) at such time and place as the president of the Company (if any) or the Chairman or the Board shall appoint.

21.	Extraordinary General Meetings

The president of the Company (if any) or the Chairman or the Board may convene an extraordinary general meeting of the Company whenever in their judgment such a meeting is necessary.

22.	Requisitioned General Meetings

The Board shall, on the requisition of Members holding at the date of the deposit of the requisition not less than one-tenth of such of the paid-up share capital of the Company as at the date of the deposit carries the right to vote at general meetings, forthwith proceed to convene an extraordinary general meeting and the provisions of the Act shall apply.

23.	Notice

23.1	Subject to the Statutes, at least 14 days’ notice in writing (exclusive both of the day on which the notice is served or deemed to be served and of the day of the annual general meeting) of an annual general meeting shall be given to each Member entitled to attend and vote thereat, stating the date, place and time at which the meeting is to be held, that the election of Directors will take place thereat, and as far as practicable, the other business to be conducted at the meeting.

BW LPG Limited	Page 31

23.2	Subject to the Statutes, at least 14 days’ notice in writing (exclusive both of the day on which the notice is served or deemed to be served and of the day of the extraordinary general meeting) of an extraordinary general meeting shall be given to each Member entitled to attend and vote thereat, stating the date, time, place and the general nature of the business to be considered at the meeting.

23.3	The Board may fix any date as the record date for determining the Members entitled to receive notice of and to vote at any general meeting, provided that if the Board fixes a different date as the date for determining Members entitled to vote at any general meeting such date may not be more than 5 days before the date fixed for the meeting.

23.4	A general meeting shall, notwithstanding that it is called on shorter notice than that specified in these Regulations, be deemed to have been properly called if it is so agreed by (i) all the Members entitled to attend and vote thereat in the case of an annual general meeting; and (ii) by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together holding not less than 95% of the total voting rights of all the members who have a right to attend and vote thereat in the case of an extraordinary general meeting.

23.5	The accidental omission to give notice of a general meeting to, or the non-receipt of a notice of a general meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

24.	Giving Notice and Access

24.1	A notice may be given by the Company to a Member:

(a)	by delivering it to such Member in person, in which case the notice shall be deemed to have been served upon such delivery; or

BW LPG Limited	Page 32

(b)	by sending it by post to such Member’s address in the Register of Members, in which case the notice shall be deemed to have been served five days after the date on which it is deposited, with postage prepaid, in the mail; or

(c)	by sending it by courier to such Member’s address in the Register of Members, in which case the notice shall be deemed to have been served two days after the date on which it is deposited, with courier fees paid, with the courier service; or

(d)	by transmitting it by electronic means (including facsimile and electronic mail, but not telephone) in accordance with such directions as may be given by such Member to the Company for such purpose, in which case the notice shall be deemed to have been served at the time that it would in the ordinary course be transmitted; or

(e)	by delivering it in accordance with the provisions of the Act pertaining to delivery of electronic records by publication on a website, in which case the notice shall be deemed to have been served at the time when the requirements of the Act in that regard have been met.

24.2	Any notice required to be given to a Member shall, with respect to any shares held jointly by two or more persons, be given to whichever of such persons is named first in the Register of Members and notice so given shall be sufficient notice to all the holders of such shares.

24.3	In proving service under Regulations 24.1(b), (c) and (d), it shall be sufficient to prove that the notice was properly addressed and prepaid, if posted or sent by courier, and the time when it was posted, deposited with the courier, or transmitted by electronic means.

25.	Electronic Participation and Security in Meetings

25.1	Members may participate in any general meeting by such telephonic, electronic or other communication facilities or means as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

BW LPG Limited	Page 33

25.2	The Board may, and at any general meeting, the chairman of such meeting may, make any arrangement and impose any requirement or restriction it or he considers appropriate to ensure the security of a general meeting including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place. The Board and, at any general meeting, the chairman of such meeting are entitled to refuse entry to a person who refuses to comply with any such arrangements, requirements or restrictions.

26.	Quorum at General Meetings

26.1	At any general meeting two or more persons present in person throughout the meeting and representing in person or by proxy in excess of 33% of the total issued and outstanding voting shares in the Company shall form a quorum for the transaction of business.

26.2	If within half an hour from the time appointed for the meeting a quorum is not present, then, in the case of a meeting convened on a requisition, the meeting shall be deemed cancelled and, in any other case, the meeting shall stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as the Secretary may determine. Unless the meeting is adjourned to a specific date, time and place announced at the meeting being adjourned, fresh notice of the resumption of the meeting shall be given to each Member entitled to attend and vote thereat in accordance with these Regulations.

27.	Chairman to Preside at General Meetings

The Chairman or the president of the Company, if there be one, shall act as chairman of the meeting at all general meetings at which such person is present. Notwithstanding the above, the Chairman or president, as applicable, may appoint a person to act as chairman of the meeting. In the absence of the Chairman, the president and a person appointed to act as chairman of the meeting by the Chairman or president of the Company, the chairman of the general meeting shall be appointed or elected by those present at the meeting and entitled to vote.

BW LPG Limited	Page 34

28.	Voting on Resolutions

28.1	Subject to the Act and these Regulations, any question proposed for the consideration of the Members at any general meeting shall be decided by the affirmative votes of a majority of the votes cast in accordance with these Regulations and in the case of an equality of votes the resolution shall fail.

28.2	No Member shall be entitled to vote at a general meeting unless such Member has paid all the calls or other sums personally payable on all shares held by such Member.

28.3	At any general meeting a resolution put to the vote of the meeting shall, in the first instance, be voted upon by a show of hands and, subject to any rights or restrictions for the time being lawfully attached to any class of shares and subject to the provisions of these Regulations, every Member present in person and every person holding a valid proxy at such meeting shall be entitled to one vote and shall cast such vote by raising his or her hand.

28.4	In the event that a Member participates in a general meeting by telephone, electronic or other communication facilities or means, the chairman of the meeting shall direct the manner in which such Member may cast his vote on a show of hands.

28.5	At any general meeting if an amendment is proposed to any resolution under consideration and the chairman of the meeting rules on whether or not the proposed amendment is out of order, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.

BW LPG Limited	Page 35

28.6	At any general meeting a declaration by the chairman of the meeting that a question proposed for consideration has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in a book containing the minutes of the proceedings of the Company shall, subject to these Regulations, be conclusive evidence of that fact.

28.7	Notwithstanding anything in this Constitution, the Company shall not carry into effect any proposals for disposing of the whole or substantially the whole of the Company’s undertaking or property unless those proposals have been approved by the Members at a general meeting via the affirmative vote of at least 75% of the issued and outstanding voting shares of the Company.

29.	Power to Demand a Vote on a Poll

29.1	Notwithstanding the foregoing, a poll may be demanded by any of the following persons:

(a)	the chairman of such meeting; or

(b)	at least five Members present in person or represented by proxy; or

(c)	any Member or Members present in person or represented by proxy and holding between them not less than 5% of the total voting rights of all the Members having the right to vote at such meeting; or

(d)	any Member or Members present in person or represented by proxy holding shares in the Company conferring the right to vote at such meeting, being shares on which an aggregate sum has been paid up equal to not less than 5% of the total amount paid up on all such shares conferring such right.

29.2	Where a poll is demanded, subject to any rights or restrictions for the time being lawfully attached to any class of shares, every person present at such meeting shall have one vote for each share of which such person is the holder or for which such person holds a proxy and such vote shall be counted by ballot as described herein, or in the case of a general meeting at which one or more Members are present by telephone, electronic or other communication facilities or means, in such manner as the chairman of the meeting may direct and the result of such poll shall be deemed to be the resolution of the meeting at which the poll was demanded and shall replace any previous resolution upon the same matter which has been the subject of a show of hands. A person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

BW LPG Limited	Page 36

29.3	A poll demanded for the purpose of electing a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time and in such manner during such meeting as the chairman (or acting chairman) of the meeting may direct. Any business other than that upon which a poll has been demanded may be conducted pending the taking of the poll.

29.4	Where a vote is taken by poll, each person physically present and entitled to vote shall be furnished with a ballot paper on which such person shall record his vote in such manner as shall be determined at the meeting having regard to the nature of the question on which the vote is taken, and each ballot paper shall be signed or initialled or otherwise marked so as to identify the voter and the registered holder in the case of a proxy. Each person present by telephone, electronic or other communication facilities or means shall cast his vote in such manner as the chairman of the meeting shall direct. At the conclusion of the poll, the ballot papers and votes cast in accordance with such directions shall be examined and counted by one or more scrutineers appointed by the Board or, in the absence of such appointment, by a committee of not less than two Members or proxy holders appointed by the chairman of the meeting for the purpose and the result of the poll shall be declared by the chairman of the meeting.

30.	Voting by Joint Holders of Shares

In the case of joint holders, the vote of the senior who tenders a vote (whether in person or by proxy) shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

BW LPG Limited	Page 37

31.	Instrument of Proxy

31.1	A Member may appoint a proxy by:

(a)	an instrument in writing in substantially the following form or such other form as the Board may determine from time to time or the Board or the chairman of the meeting shall accept:

Proxy
BW LPG Limited (the “Company”)

I/We, [insert names here], being a Member of the Company with [number] shares, HEREBY APPOINT [name] of [address] or failing him, [name] of [address] to be my/our proxy to vote for me/us at the meeting of the Members to be held on the [insert date] and at any adjournment thereof. (Any restrictions on voting to be inserted here.)

Signed this [insert date]

Member(s)

; or

(b)	such telephonic, electronic or other means as may be approved by the Board from time to time.

31.2	The appointment of a proxy must be received by the Company at the registered office or by the registrar of the Company or at such other place or in such manner as is specified in the notice convening the meeting or in any instrument of proxy sent out by the Company in relation to the meeting at which the person named in the appointment proposes to vote, and appointment of a proxy which is not received in the manner so permitted shall be invalid.

31.3	A Member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf in respect of different shares.

BW LPG Limited	Page 38

31.4	The decision of the chairman of any general meeting as to the validity of any appointment of a proxy shall be final.

32.	Representation of Corporate Member

A corporation which is a Member may, by written instrument, authorise such person or persons as it thinks fit to act as its representative at any meeting and any person so authorised shall be entitled to exercise the same powers on behalf of the corporation which such person represents as that corporation could exercise if it were an individual Member, and that Member shall be deemed to be present in person at any such meeting attended by its authorised representative or representatives.

33.	Adjournment of General Meeting

33.1	The chairman of a general meeting at which a quorum is present may, with the consent of the Members holding a majority of the voting rights of those Members present in person or by proxy (and shall if so directed by Members holding a majority of the voting rights of those Members present in person or by proxy), adjourn the meeting.

33.2	The chairman of a general meeting may adjourn the meeting to another time and place without the consent or direction of the Members if it appears to him that:

(a)	it is likely to be impractical to hold or continue that meeting because of the number of Members wishing to attend who are not present; or

(b)	the unruly conduct of persons attending the meeting prevents, or is likely to prevent, the orderly continuation of the business of the meeting; or

(c)	an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

33.3	Unless the meeting is adjourned to a specific date, place and time announced at the meeting being adjourned, fresh notice of the date, place and time for the resumption of the adjourned meeting shall be given to each Member entitled to attend and vote thereat in accordance with these Regulations.

BW LPG Limited	Page 39

34.	Directors Attendance at General Meetings

The Directors shall be entitled to receive notice of, attend and be heard at any general meeting.

DIRECTORS AND OFFICERS

35.	Election of Directors

35.1	The Board shall consist of not less than three Directors or such number in excess thereof as the Members may determine. The Board shall be elected or appointed, except in the case of a casual vacancy, at the annual general meeting of the Members or at any extraordinary general meeting of the Members called for that purpose.

35.2	Only persons who are proposed or nominated in accordance with this Regulation shall be eligible for election as Directors. Any Member, the Board or the nomination committee may propose any person for re-election or election as a Director. Where any person, other than a Director retiring at the meeting or a person proposed for re-election or election as a Director by the Board or the nomination committee, is to be proposed for election as a Director, notice must be given to the Company of the intention to propose him and of his willingness to serve as a Director. Where a Director is to be elected:

(a)	at an annual general meeting, such notice must be given not less than 90 days nor more than 120 days before the anniversary of the last annual general meeting or, in the event the annual general meeting is called for a date that is not 30 days before or after such anniversary, the notice must be given not later than 10 days following the earlier of the date on which notice of the annual general meeting was posted to Members or the date on which public disclosure of the date of the annual general meeting was made; and

BW LPG Limited	Page 40

(b)	at an extraordinary general meeting, such notice must be given not later than 10 days following the earlier of the date on which notice of the extraordinary general meeting was posted to Members or the date on which public disclosure of the date of the extraordinary general meeting was made.

35.3	Where persons are validly proposed for re-election or election as a Director, the persons receiving the most votes (up to the number of Directors to be elected) shall be elected as Directors, and an absolute majority of the votes cast shall not be a prerequisite to the election of such Directors.

35.4	The Company in general meeting may appoint a nomination committee (the “nomination committee”), comprising such number of persons as the Members may determine in general meeting from time to time, and members of the nomination committee shall be appointed by resolution of the Members. Members, the Board and members of the nomination committee may suggest candidates for the election of Directors and members of the nomination committee to the nomination committee provided such suggestions are in accordance with any nomination committee guidelines or corporate governance rules adopted by the Company in general meeting from time to time and Members, Directors and the nomination committee may also propose any person for election as a Director in accordance with Regulations 35.2 and 35.3. The nomination committee may or may not recommend any candidates suggested or proposed by any Member, the Board or any member of the nomination committee in accordance with any nomination committee guidelines or corporate governance rules adopted by the Company in general meeting from time to time. The nomination committee may provide recommendations on the suitability of candidates for the Board and the nomination committee, as well as the remuneration of the members of the Board and the nomination committee. The Members at any general meeting may stipulate guidelines for the duties of the nomination committee.

BW LPG Limited	Page 41

36.	Term of Office of Directors

Directors shall hold office for such term as the Members may determine, or in the absence of such determination, until the next annual general meeting or until their successors are elected or appointed or their office is otherwise vacated.

37.	Alternate Directors

37.1	At any general meeting, the Members may elect a person or persons to act as a Director in the alternative to any one or more Directors or may authorise the Board to appoint such Alternate Directors.

37.2	Unless the Members otherwise resolve, any Director may appoint a person or persons to act as a Director in the alternative to himself by notice deposited with the Secretary.

37.3	Any person elected or appointed pursuant to this Regulation shall have all the rights and powers of the Director or Directors for whom such person is elected or appointed in the alternative, provided that such person shall not be counted more than once in determining whether or not a quorum is present.

37.4	An Alternate Director shall be entitled to receive notice of all Board meetings and to attend and vote at any such meeting at which a Director for whom such Alternate Director was appointed in the alternative is not personally present and generally to perform at such meeting all the functions of such Director for whom such Alternate Director was appointed.

37.5	An Alternate Director’s office shall terminate –

(a)	in the case of an alternate elected or appointed by the Members or the Board:

(i)	on the occurrence in relation to the Alternate Director of any event which, if it occurred in relation to the Director for whom he was elected or appointed to act, would result in the termination of that Director’s directorship; or

BW LPG Limited	Page 42

(ii)	if the Director for whom he was elected or appointed in the alternative ceases for any reason to be a Director, provided that the alternate whose office terminates in these circumstances may be re-appointed by the Board as an alternate to the person appointed to fill the vacancy; and

(b)	in the case of an alternate appointed by a Director:

(i)	on the occurrence in relation to the Alternate Director of any event which, if it occurred in relation to his appointor, would result in the termination of the appointor’s directorship; or

(ii)	when the Alternate Director’s appointor revokes the appointment by notice to the Company in writing specifying when the appointment is to terminate; or

(iii)	if the Alternate Director’s appointor ceases for any reason to be a Director.

38.	Removal of Directors

38.1	Subject to the Statutes and any provision to the contrary in these Regulations, the Members entitled to vote for the election of Directors may, with 28 days' notice, at any extraordinary general meeting convened and held in accordance with these Regulations, remove a Director, provided that the notice of any such meeting convened for the purpose of removing a Director shall contain a statement of the intention so to do and be served on such Director immediately on the Company's receipt of notice of an intended resolution to remove a director, and at such meeting the Director shall be entitled to be heard on the motion for such Director's removal.

38.2	If a Director is removed from the Board under this Regulation the Members may fill the vacancy at the meeting at which such Director is removed. In the absence of such election or appointment, the Board may fill the vacancy.

BW LPG Limited	Page 43

39.	Vacancy in the Office of Director

39.1	The office of Director shall be vacated if the Director:

(a)	is removed from office pursuant to these Regulations or is prohibited or disqualified from being a Director by law;

(b)	is or becomes bankrupt, or makes any arrangement or composition with his creditors generally;

(c)	is or becomes of unsound mind or dies; or

(d)	resigns his office by notice to the Company.

39.2	The Members in general meeting or the Board shall have the power to appoint any person as a Director to fill a vacancy on the Board occurring as a result of the death, disability, disqualification or resignation of any Director or as a result of an increase in the size of the Board and to appoint an Alternate Director to any Director so appointed, provided that any such Director appointed by the Board shall hold office only until the next annual general meeting or until their successors are elected or appointed or their office is otherwise vacated.

40.	Remuneration of Directors

The remuneration (if any) of the Directors shall be determined by the Company in general meeting whereby such resolution to provide or improve the remuneration (if any) of the Directors shall be approved as a resolution that is not related to other matters. The remuneration (if any) of the Directors shall be deemed to accrue from day to day. The Directors may also be paid all travel, hotel and other expenses properly incurred by them in attending and returning from Board meetings, meetings of any committee appointed by the Board or general meetings, or in connection with the business of the Company or their duties as Directors generally.

BW LPG Limited	Page 44

41.	Defect in Appointment

All acts done in good faith by the Board, any Director, a member of a committee appointed by the Board, any person to whom the Board may have delegated any of its powers, or any person acting as a Director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any Director or person acting as aforesaid, or that he was, or any of them were, disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director or act in the relevant capacity.

42.	Directors to Manage Business

The business of the Company shall be managed and conducted by the Board. In managing the business of the Company, the Board may exercise all such powers of the Company as are not, by the Act or by these Regulations, required to be exercised by the Company in general meeting.

43.	Powers of the Board of Directors

Without prejudice to Regulation 42, the Board may:

(a)	appoint, suspend, or remove any manager, secretary, clerk, agent or employee of the Company and may fix their remuneration and determine their duties;

(b)	exercise all the powers of the Company to borrow money and to mortgage or charge or otherwise grant a security interest in its undertaking, property and uncalled capital, or any part thereof, and may issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or any third party;

(c)	appoint one or more Directors to the office of managing director or chief executive officer of the Company, who shall, subject to the control of the Board, supervise and administer all of the general business and affairs of the Company;

(d)	appoint a person to act as manager of the Company's day-to-day business and may entrust to and confer upon such manager such powers and duties as it deems appropriate for the transaction or conduct of such business;

BW LPG Limited	Page 45

(e)	by power of attorney, appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Board, to be an attorney of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board) and for such period and subject to such conditions as it may think fit and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions so vested in the attorney;

(f)	procure that the Company pays all expenses incurred in promoting and incorporating the Company and listing of the shares of the Company;

(g)	delegate any of its powers (including the power to sub-delegate) to a committee of one or more persons appointed by the Board which may consist partly or entirely of non-Directors, provided that every such committee shall conform to such directions as the Board shall impose on them and provided further that the meetings and proceedings of any such committee shall be governed by the provisions of these Regulations regulating the meetings and proceedings of the Board, so far as the same are applicable and are not superseded by directions imposed by the Board;

(h)	delegate any of its powers (including the power to sub-delegate) to any person on such terms and in such manner as the Board may see fit;

(i)	present any petition and make any application in connection with the liquidation or reorganisation of the Company;

(j)	in connection with the issue of any share, pay such commission and brokerage as may be permitted by law;

(k)	authorise any company, firm, person or body of persons to act on behalf of the Company for any specific purpose and in connection therewith to execute any deed, agreement, document or instrument on behalf of the Company; and

BW LPG Limited	Page 46

(l)	take all necessary or desirable actions within its control to ensure that the Company is not deemed to be a Controlled Foreign Company as such term is defined pursuant to Norwegian tax legislation.

44.	Register of directors, chief executive officers, secretaries and auditors

The Board shall cause to be kept in one or more books at the registered office of the Company a Register of Directors, Register of Members, Register of Chief Executive Officers, Register of Secretaries and Register of Auditors and shall enter therein the particulars required by the Act.

45.	Appointment of Officers

The Chairman shall be appointed by the Members from amongst the Directors. The Board may appoint such other Officers (who may or may not be Directors) as the Board may determine for such terms as the Board deems fit.

46.	Appointment of Secretary

The Secretary shall be appointed by the Board from time to time for such term as the Board deems fit.

47.	Duties of Officers

The Officers shall have such powers and perform such duties in the management, business and affairs of the Company as may be delegated to them by the Board from time to time.

48.	Remuneration of Officers

Subject to the Act and this Constitution, the Officers shall receive such remuneration as the Board may determine.

49.	Conflicts of Interest

49.1	Any Director, or any Director’s firm, partner or any company with whom any Director is associated, may act in any capacity for, be employed by or render services to the Company on such terms, including with respect to remuneration, as may be agreed between the parties. Nothing herein contained shall authorise a Director or a Director’s firm, partner or company to act as Auditor to the Company.

BW LPG Limited	Page 47

49.2	A Director or chief executive officer who is directly or indirectly interested in a contract or proposed contract with the Company shall declare the nature of such interest as required by the Act.

49.3	Subject to the Act, following a declaration being made pursuant to this Regulation, and unless disqualified by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or proposed contract or arrangement in which such Director is interested and may be counted in the quorum for such meeting.

49.4	Notwithstanding Regulation 49.3 and save as provided herein, a Director shall not vote, be counted in the quorum or act as chairman at a meeting in respect of (A) his appointment to hold any office or place of profit with the Company or any body corporate or other entity in which the Company owns an equity interest or (B) the approval of the terms of any such appointment or of any contract or arrangement in which he is materially interested (otherwise than by virtue of his interest in shares, debentures or other securities of the Company), provided that, a Director shall be entitled to vote (and be counted in the quorum and act as chairman) in respect of any resolution concerning any of the following matters, namely:

(a)	the giving of any security, guarantee or indemnity to him in respect of money lent or obligations incurred by him for the benefit of the Company; or

BW LPG Limited	Page 48

(b)	any proposal concerning any other body corporate in which he is interested directly or indirectly, whether as an officer, shareholder, creditor or otherwise, provided that he is not the holder of or beneficially interested (other than as a bare custodian or trustee in respect of shares in which he has no beneficial interest) in more than 1% of any class of the issued share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights attached to all of the issued shares of the relevant body corporate (any such interest being deemed for the purpose of this Regulation to be a material interest in all circumstances); and

in the case of an Alternate Director, an interest of a Director for whom he is acting as alternate shall be treated as an interest of such Alternate Director in addition to any interest which the Alternate Director may otherwise have.

49.5	If any question shall arise at any meeting as to the materiality of the Director’s interest or as to the entitlement of any Director to vote, and such question is not resolved by such Director voluntarily agreeing to abstain from voting and not be counted in the quorum of such meeting, such question shall be referred to the chairman of the meeting (except in the event the Director is also the chairman of the meeting, in which case the question shall be referred to the other Directors present at the meeting) and his (or their, as the case may be) ruling in relation to such Director shall be final and conclusive, except in a case where the nature or extent of the interest of the Director concerned has not been fully disclosed.

BW LPG Limited	Page 49

50.	Indemnification and Exculpation of Directors and Officers

50.1	The Directors, Secretary and other Officers (such term to include any person appointed to any committee by the Board) acting in relation to any of the affairs of the Company or any subsidiary thereof and the liquidator or trustees (if any) acting in relation to any of the affairs of the Company or any subsidiary thereof and every one of them (whether for the time being or formerly), and their heirs, executors and administrators (each of which an “indemnified party”), shall be indemnified and secured harmless out of the assets of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, or in their respective offices or trusts, and no indemnified party shall be answerable for the acts, receipts, neglects or defaults of the others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to the Company shall or may be lodged or deposited for safe custody, or for deficiency of title to any property acquired by order of the Board for or on behalf of the Company, or for insufficiency or deficiency of any security upon which any moneys of or belonging to the Company shall be placed out on or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any monies, securities or effects shall be deposited or left or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto, PROVIDED THAT this indemnity shall not extend to any matter in respect of any negligence, default, breach of duty, breach of trust, fraud or dishonesty in relation to the Company which may attach to any of the indemnified parties. Each Member agrees to waive any claim or right of action such Member might have, whether individually or by or in the right of the Company, against any Director or Officer on account of any action taken by such Director or Officer, or the failure of such Director or Officer to take any action in the performance of his duties with or for the Company or any subsidiary thereof, including to the maximum extent possible under applicable law any liability arising from or in connection with a responsibility statement signed by any Director or Officer in relation to a prospectus, registration statement or similar document, PROVIDED THAT such waiver shall not extend to any matter in respect of any negligence, default, breach of duty, breach of trust, fraud or dishonesty in relation to the Company which may attach to such Director or Officer.

BW LPG Limited	Page 50

50.2	The Company may purchase and maintain insurance for the benefit of any Director or Officer against any liability incurred by him under the Act in his capacity as a Director or Officer or indemnifying such Director or Officer in respect of any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the Director or Officer may be guilty, in relation to the Company or any subsidiary thereof, except when the indemnity is against —

(a)	any liability of the officer to pay —

(i)	a fine in criminal proceedings; or

(ii)	a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (however arising); or

(b)	any liability incurred by the officer —

(i)	in defending criminal proceedings in which he or she is convicted;

(ii)	in defending civil proceedings brought by the Company or any Subsidiary thereof in which judgment is given against him or her; or

(iii)	in connection with an application for relief in which the court refuses to grant him or her relief.

50.3	The Company may advance moneys to a Director or Officer for the costs, charges and expenses incurred by the Director or Officer in defending any civil or criminal proceedings against him, on condition that the Director or Officer shall repay the advance if any allegation of fraud or dishonesty in relation to the Company is proved against him.

MEETINGS OF THE BOARD OF DIRECTORS

51.	Board Meetings

The Board may meet for the transaction of business, adjourn and otherwise regulate its meetings as it sees fit. Subject to these Regulations, a resolution put to the vote at a Board meeting shall be carried by the affirmative votes of a majority of the votes cast and in the case of an equality of votes the resolution shall fail.

BW LPG Limited	Page 51

52.	Notice of Board Meetings

A Director may, and the Secretary on the requisition of a Director shall, at any time summon a Board meeting. Notice of a Board meeting shall be deemed to be duly given to a Director if it is given to such Director verbally (including in person or by telephone) or otherwise communicated or sent to such Director by post, electronic means or other mode of representing words in a visible form at such Director's last known address or in accordance with any other instructions given by such Director to the Company for this purpose.

53.	Electronic Participation in Meetings

Directors may participate in any meeting by such telephonic, electronic or other communication facilities or means as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

54.	Quorum at Board Meetings

The quorum necessary for the transaction of business at a Board meeting shall be a majority of the Directors then in office.

55.	Board to Continue in the Event of Vacancy

The Board may act notwithstanding any vacancy in its number but, if and so long as its number is reduced below the number fixed by these Regulations as the quorum necessary for the transaction of business at Board meetings, the continuing Directors or Director may act for the purpose of (i) summoning a general meeting; or (ii) preserving the assets of the Company.

56.	Chairman to Preside

Unless otherwise agreed by a majority of the Directors attending a Board meeting, the Chairman or the president of the Company, if there be one, shall act as chairman at all Board meetings at which such person is present. In their absence a chairman of the meeting shall be appointed or elected by the Directors present at the meeting.

BW LPG Limited	Page 52

57.	Written Resolutions

A resolution in writing signed by at least 66% of the Directors shall be as valid and effectual as if a resolution had been passed at a meeting of the Board duly convened and held provided that such number of Directors approving the resolution is sufficient to constitute a quorum and that a copy of such resolution has been given or the contents thereof communicated to all the Directors for the time being entitled to receive notices of Board meetings in the same manner as notices of meetings are required to be given by these Regulations and further provided that no Director approving the resolution is aware of or has received any objection to the resolution from any Director. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors or Alternate Directors and for this purpose a facsimile signature of a Director or an Alternate Director shall be treated as valid.

58.	Validity of Prior Acts of the Board

No regulation or alteration to these Regulations made by the Company in general meeting shall invalidate any prior act of the Board which would have been valid if that regulation or alteration had not been made.

CORPORATE RECORDS

59.	Minutes

The Board shall cause minutes to be duly entered in books provided for the purpose:

(a)	of all elections and appointments of Officers;

(b)	of the names of the Directors present at each Board meeting and of any committee appointed by the Board; and

(c)	of all resolutions and proceedings of general meetings of the Members, Board meetings, and meetings of committees appointed by the Board.

BW LPG Limited	Page 53

60.	Place Where Corporate Records Kept

Minutes prepared in accordance with the Act and these Regulations shall be kept by the Secretary at the registered office of the Company.

61.	Form and Use of Seal

61.1	The Company may adopt a common seal in such form as the Board may determine. Subject to the Act, the Board may adopt one or more official and/or duplicate seals for use in or outside Singapore provided that the duplicate seal must be a facsimile of the common seal of the Company with the addition on its face of the words "Share Seal" and the official seal must be a facsimile of the common seal with the addition on its face of the name of the place where it is to be used and the person affixing any such official seal must, in writing under his or her hand, certify on the instrument to which it is affixed the date on which and the place at which it is affixed.

61.2	Subject to Regulation 61.1, every instrument to which the Seal is affixed shall be signed by a Director and shall be countersigned by the Secretary, a second Director or some other person appointed by the Directors for the purpose. For the avoidance of doubt, notwithstanding anything in these presents, any instrument or document that is required to be under or executed under the Seal shall be deemed to have satisfied that requirement of execution under the Seal if it is so executed in a manner as authorised by the Act, and in particular, Section 41B and 41C of the Act.

ACCOUNTS

62.	Records of Account

62.1	The Board shall cause to be kept proper records of account with respect to all transactions of the Company and in particular with respect to:

(a)	all amounts of money received and expended by the Company and the matters in respect of which the receipt and expenditure relates;

BW LPG Limited	Page 54

(b)	all sales and purchases of goods by the Company; and

(c)	all assets and liabilities of the Company.

62.2	Such records of account shall be kept at the registered office of the Company or subject to the Act, at such other place as the Board thinks fit and shall be available for inspection by the Directors during normal business hours.

62.3	Such records of account shall be retained for a minimum period of five years from the date on which they are prepared.

63.	Financial Year End

The financial year end of the Company may be determined by resolution of the Board and failing such resolution shall be 31st December in each year.

AUDITS

64.	Annual Audit

Subject to any rights to waive laying of accounts or appointment of an Auditor pursuant to the Act, the accounts of the Company shall be audited at least once in every year.

65.	Appointment of Auditor

65.1	Subject to the Act, the Members shall appoint an auditor to the Company to hold office for such term as the Members deem fit or until a successor is appointed.

65.2	The Auditor may be a Member but no Director, Officer or employee of the Company shall, during his continuance in office, be eligible to act as an Auditor of the Company.

66.	Remuneration of Auditor

66.1	The remuneration of an Auditor appointed by the Members shall be fixed by the Company in general meeting or in such manner as the Members may determine.

BW LPG Limited	Page 55

66.2	The remuneration of an Auditor appointed by the Board to fill a casual vacancy in accordance with these Regulations or the Act, shall be fixed by the Board.

67.	Duties of Auditor

67.1	The financial statements of the Company shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make a written report thereon in accordance with generally accepted auditing standards.

67.2	The generally accepted auditing standards referred to in this Regulation may be those of a country or jurisdiction other than Singapore or such other generally accepted auditing standards as may be provided for in the Act. If so, the financial statements and the report of the Auditor shall identify the generally accepted auditing standards used.

68.	Access to Records

The Auditor shall at all reasonable times have access to all books kept by the Company and to all accounts and vouchers relating thereto, and the Auditor may call on the Directors or Officers for any information in their possession relating to the books or affairs of the Company.

69.	Financial Statements and the Auditor’s Report

The financial statements and/or the auditor’s report as required by the Act shall be laid before the Members at the annual general meeting.

70.	Vacancy in the Office of Auditor

Subject to the Act, the Company may fill any casual vacancy in the office of the auditor.

BW LPG Limited	Page 56

BUSINESS COMBINATIONS

71.	Business Combinations

71.1	(a) Any Business Combination with any Interested Shareholder within a period of three years following the time of the transaction in which the person became an Interested Shareholder must be approved by the Board and authorised at an annual or extraordinary general meeting, by the affirmative vote of at least 75% of the issued and outstanding voting shares of the Company that are not owned by the Interested Shareholder unless:

(i)	prior to the time that the person became an Interested Shareholder, the Board approved either the Business Combination or the transaction which resulted in the person becoming an Interested Shareholder; or

(ii)	upon consummation of the transaction which resulted in the person becoming an Interested Shareholder, the Interested Shareholder owned at least 85% of the issued and outstanding voting shares of the Company at the time the transaction commenced, excluding for the purposes of determining the number of shares issued and outstanding those shares owned (i) by persons who are Directors and also Officers and (ii) employee share plans in which employee participants do not have the right to determine whether shares held subject to the plan will be tendered in a tender or exchange offer.

(b)	The restrictions contained in this Regulation 71 shall not apply if:

(i)	a Member becomes an Interested Shareholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the Member ceases to be an Interested Shareholder; and (ii) would not, at any time within the three-year period immediately prior to a Business Combination between the Company and such Member, have been an Interested Shareholder but for the inadvertent acquisition of ownership; or

BW LPG Limited	Page 57

(ii)	the Business Combination is proposed prior to the consummation or abandonment of, and subsequent to the earlier of the public announcement or the notice required hereunder of, a proposed transaction which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a person who either was not an Interested Shareholder during the previous three years or who became an Interested Shareholder with the approval of the Board; and (iii) is approved or not opposed by a majority of the members of the Board then in office (but not less than one) who were Directors prior to any person becoming an Interested Shareholder during the previous three years or were recommended for election or elected to succeed such Directors by resolution of the Board approved by a majority of such Directors. The proposed transactions referred to in the preceding sentence are limited to:

a.	a merger, amalgamation or consolidation of the Company (except a merger or amalgamation in respect of which, pursuant to the Act, no vote of the Members is required);

b.	a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the Company or of any entity directly or indirectly wholly-owned or majority-owned by the Company (other than to the Company or any entity directly or indirectly wholly-owned by the Company) having an aggregate market value equal to 50% or more of either the aggregate market value of all of the assets of the Company determined on a consolidated basis or the aggregate market value of all the issued and outstanding shares of the Company; or

c.	a proposed tender or exchange offer for 50% or more of the issued and outstanding voting shares of the Company.

BW LPG Limited	Page 58

The Company shall give not less than 20 days’ notice to all Interested Shareholders prior to the consummation of any of the transactions described in subparagraphs a or b of the second sentence of this paragraph (ii).

(c)	For the purpose of this Regulation 71 only, the term:

(i)	"affiliate" means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person;

(ii)	"associate", when used to indicate a relationship with any person, means: (i) any company, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 15% or more of any class of voting shares; (ii) any trust or other estate in which such person has at least a 15% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person;

(iii)	"Business Combination", when used in reference to the Company and any Interested Shareholder of the Company, means:

a.	any merger, amalgamation or consolidation of the Company or any entity directly or indirectly wholly-owned or majority-owned by the Company, wherever incorporated, with (A) the Interested Shareholder or any of its affiliates, or (B) with any other company, partnership, unincorporated association or other entity if the merger, amalgamation or consolidation is caused by the Interested Shareholder;

BW LPG Limited	Page 59

b.	any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a shareholder of the Company, to or with the Interested Shareholder, whether as part of a dissolution or otherwise, of assets of the Company or of any entity directly or indirectly wholly-owned or majority-owned by the Company which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Company determined on a consolidated basis or the aggregate market value of all the issued and outstanding shares of the Company;

c.	any transaction which results in the issuance or transfer by the Company or by any entity directly or indirectly wholly-owned or majority-owned by the Company of any shares of the Company, or any share of such entity, to the Interested Shareholder, except: (A) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares of the Company, or shares of any such entity, which securities were issued and outstanding prior to the time that the Interested Shareholder became such; (B) pursuant to a merger or amalgamation with a direct or indirect entity wholly-owned by the Company solely for purposes of forming a holding company; (C) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares of the Company, or shares of any such entity, which security is distributed, pro rata to all holders of a class or series of shares subsequent to the time the Interested Shareholder became such; (D) pursuant to an exchange offer by the Company to purchase shares made on the same terms to all holders of such shares; or (E) any issuance or transfer of shares by the Company; provided however, that in no case under items (C)-(E) of this subparagraph shall there be an increase in the Interested Shareholder's proportionate share of any class or series of shares;

BW LPG Limited	Page 60

d.	any transaction involving the Company or any entity directly or indirectly wholly-owned or majority-owned by the Company which has the effect, directly or indirectly, of increasing the proportionate share of any class or series of shares, or securities convertible into any class or series of shares of the Company, or shares of any such entity, or securities convertible into such shares, which is owned by the Interested Shareholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any repurchase or redemption of any shares not caused, directly or indirectly, by the Interested Shareholder; or

e.	any receipt by the Interested Shareholder of the benefit, directly or indirectly (except proportionately as a shareholder of the Company), of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in subparagraphs a.-d. of this paragraph) provided by or through the Company or any entity directly or indirectly wholly-owned or majority-owned by the Company;

(iv)	"control", including the terms "controlling", "controlled by" and "under common control with", means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting shares, by contract or otherwise. A person who is the owner of 15% or more of the issued and outstanding voting shares of any company, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary; provided that notwithstanding the foregoing, such presumption of control shall not apply where such person holds voting shares, in good faith and not for the purpose of circumventing this provision, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity;

BW LPG Limited	Page 61

(v)	"Interested Shareholder" means any person (other than the Company and any entity directly or indirectly wholly-owned or majority-owned by the Company) that (i) is the owner of 15% or more of the issued and outstanding voting shares of the Company, (ii) is an affiliate or associate of the Company and was the owner of 15% or more of the issued and outstanding voting shares of the Company at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an Interested Shareholder or (iii) is an affiliate or associate of any person listed in (i) or (ii) above; provided, however, that the term "Interested Shareholder" shall not include (i) any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of action taken solely by the Company unless such person referred to in this proviso acquires additional voting shares of the Company otherwise than as a result of further corporate action not caused, directly or indirectly, by such person; or (ii) BW Group Limited and/or its affiliates or associates. For the purpose of determining whether a person is an Interested Shareholder, the voting shares of the Company deemed to be issued and outstanding shall include voting shares deemed to be owned by the person through application of paragraph (viii) below, but shall not include any other unissued shares which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise;

BW LPG Limited	Page 62

(vi)	"person" means any individual, company, partnership, unincorporated association or other entity;

(vii)	"voting shares" means, with respect to any company, shares of any class or series entitled to vote generally in the election of directors, provided that, when used in reference to a vote to approve a merger or amalgamation of the Company which the Act requires to be approved by the Members, such term includes any shares entitled to vote on such matter pursuant to the Act, whether or not they are otherwise entitled to vote and, with respect to any entity that is not a company, any equity interest entitled to vote generally in the election of the governing body of such entity; and references to percentages of "voting shares" shall be read as references to shares carrying such percentages of votes;

(viii)	"owner", including the terms "own" and "owned", when used with respect to any shares, means a person that individually or with or through any of its affiliates or associates:

a.	beneficially owns such shares, directly or indirectly; or

b.	has (A) the right to acquire such shares (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of shares tendered pursuant to a tender or exchange offer made by such person or any of such person's affiliates or associates until such tendered shares are accepted for purchase or exchange; or (B) the right to vote such shares pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any shares because of such person's right to vote such shares if the agreement, arrangement or understanding to vote such shares arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or

BW LPG Limited	Page 63

c.	has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (B) of subparagraph b of this paragraph), or disposing of such shares with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such shares.

71.2	In respect of any Business Combination to which the restrictions contained in Regulation 71.1 do not apply but which the Act requires to be approved by the Members:

(a)	where such Business Combination has been approved by the Board, the necessary general meeting quorum and Members' approval shall be as set out in Regulations 26 and 28 respectively; and

(b)	where such Business Combination has not been approved by the Board, the necessary Members' approval shall require the affirmative vote of at least 75% of all the issued and outstanding voting shares of the Company (unless a higher number is prescribed by the Act).

71.3	In respect of any merger or amalgamation which is not a Business Combination but which the Act requires to be approved by the Members:

(a)	where such merger or amalgamation has been approved by the Board, the necessary general meeting quorum and Members' approval shall be as set out in Regulations 26 and 28 respectively; and

BW LPG Limited	Page 64

(b)	where such merger or amalgamation has not been approved by the Board, the necessary Members' approval shall require the affirmative vote of at least 75% of all the issued and outstanding voting shares of the Company.

VOLUNTARY WINDING-UP AND DISSOLUTION

72.	Winding-Up

Subject to the Insolvency, Restructuring and Dissolution Act 2018 of Singapore, if the Company shall be wound up the liquidator may, with the sanction of a resolution of the Members, divide amongst the Members in specie or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in the trustees upon such trusts for the benefit of the Members as the liquidator shall think fit, but so that no Member shall be compelled to accept any shares or other securities or assets whereon there is any liability.

CHANGES TO CONSTITUTION

73.	Changes to Constitution

73.1	Subject to Regulation 73.2, no Regulation shall be rescinded, altered or amended and no new Regulation shall be made until the same has been approved by a resolution of the Board and by a special resolution of the Members.

73.2	Where the Board has, by a resolution passed by a majority of the Directors then in office and eligible to vote on that resolution, approved a revocation, alteration or amendment of Regulation 74, the revocation, alteration or amendment will not be effective unless approved by a resolution of the Members holding not less than four-fifths of the issued shares of the Company carrying the right to vote at general meetings at the relevant time.

BW LPG Limited	Page 65

74.	Change of Name

At such time as BW Group Limited and its affiliates’ shareholding in the Company fall to 30% or below of the entire issued and outstanding share capital of the Company, at the written request of BW Group Limited, the Company shall, as soon as practicable following the date of such written request, convene a general meeting of the Company to change the name of the Company to remove reference to “BW” in the name of the Company AND at such general meeting, in respect of any resolution on a proposed change of name of the Company only, the shares held by BW Group Limited and its affiliates shall be deemed to have the number of votes equalling a multiple of ten (10) times the entire number of shares represented at such meeting.

75.	Authentication of Documents

Any Director, the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors, and any books, records, documents and accounts relating to the business of the Company, and to certify copies of the same or extracts from them as true copies or extracts, and where any books, records, documents or accounts are elsewhere than at the registered office of the Company, the local manager and other officer of the Company having custody of them shall be deemed to be a person appointed by the Directors according to this Regulation. A document purporting to be a copy of a resolution of the Directors or an extract from the minutes of a meeting of Directors which is certified as such in accordance with the provisions of the last preceding Regulation shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such extract is a true and accurate record of a duly constituted meeting of the Directors.

BW LPG Limited	Page 66

76.	Personal Data

76.1	A member who is a natural person is deemed to have consented to the collection, use and disclosure of his personal data (whether such personal data is provided by that Member or is collected through a third party) by the Company (or its agents or service providers) from time to time for any of the following purposes:

(a)	implementation and administration of any corporate action by the Company (or its agents or service providers);

(b)	internal analysis and/or market research by the Company (or its agents or service providers);

(c)	investor relations communications by the Company (or its agents or service providers);

(d)	administration by the Company (or its agents or service providers) of that Member’s holding of shares in the capital of the Company;

(e)	implementation and administration of any service provided by the Company (or its agents or service providers) to the Members to receive notices of meetings, annual reports and other shareholder communications and/or for appointment of proxies, whether by electronic transmission or otherwise;

(f)	processing, administration and analysis by the Company (or its agents or service providers) of proxies and representatives appointed for any General Meeting (including any adjournment thereof) and the preparation and compilation of the attendance lists, minutes and other documents relating to any General Meeting (including any adjournment thereof);

(g)	implementation and administration of, and compliance with, any provision of these Regulations;

(h)	compliance with any applicable laws, regulations and/or guidelines; and

(i)	purposes which are reasonably related to any of the above purposes.

BW LPG Limited	Page 67

76.2	Any Member who appoints a proxy and/or representative for any General Meeting and/or any adjournment thereof is deemed to have warranted that such Member discloses the personal data of such proxy and/or representative to the Company (or its agents or service providers), that such Member has obtained the prior consent of such proxy and/or representative for the collection, use and disclosure by the Company (or its agents or service providers) of the personal data of such proxy and/or representative for the purposes specified in Regulation 76.1(f), and is deemed to have agreed to indemnify the Company in respect of any penalties, liabilities, claims, demands, losses and damages as a result of such Member’s breach of warranty.

EXCLUSIVE JURISDICTION

77.	Exclusive Jurisdiction

In the event that any dispute arises concerning the Act or out of or in connection with this Constitution, including any question regarding the existence and scope of any Regulation and/or whether there has been any breach of the Act or these Regulations by an Officer or Director (whether or not such a claim is brought in the name of a Member or in the name of the Company), any such dispute shall be subject to the exclusive jurisdiction of the courts of Singapore. Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, of the United States of America.

APPENDIX 6 - CONVENING ORDER

IN THE SUPREME COURT OF BERMUDA
CIVIL JURISDICTION
COMMERCIAL COURT
2024: No. 111

IN THE MATTER OF BW LPG LIMITED

AND IN THE MATTER OF SECTION 99 OF THE COMPANIES ACT 1981

ORDER TO CONVENE MEETING

UPON THE APPLICATION made by BW LPG LIMITED (the "Company") by Ex-Parte Originating Summons.

AND UPON HEARING Counsel for the Company.

AND UPON READING the Originating Summons and the first affidavit Samantha Wei Xu ("First SWX Affidavit") and exhibits thereto (including, inter alia, the Scheme and the Explanatory Statement as required by section 100 of the Companies Act 1981).

IT IS ORDERED THAT:

1.	The Company shall be at liberty to convene a scheme meeting (the "Scheme Meeting") pursuant to section 99 of the Companies Act 1981 for the purpose of considering, and if thought fit, approving (with or without modification) a scheme of arrangement under section 99 of the Companies Act 1981 proposed to be made between the Company and the holders of the Company's issued and outstanding common shares (the "Scheme Shareholders" and the "Scheme", respectively).

2.	For the purpose of ascertaining whether or not the requirement that a majority in number of the Scheme Shareholders approve the Scheme under section 99(2) of the Companies Act 1981 has been satisfied, each Scheme Shareholder shall count as one person and if holding its shares as nominee shall vote in accordance with the majority instructions received by the beneficial owners of such shares either for or against the Scheme.

1

3.	The Scheme Meeting shall be held on 12 June 2024 (or such date not more than three months from the date of this Order as the Company may decide) at Washington Mall Phase 2, 4th Floor, Suite 400, 22 Church Street, Hamilton HM 1189, Bermuda (or if such venue is not available, such other suitable venue in Bermuda or such other location as the Company may select).

4.	Not less than 14 calendar days' prior to the Scheme Meeting, the following Scheme Documents, each substantially in the form exhibited to the First SWX Affidavit, shall be made available to Scheme Shareholders entitled to vote at the Scheme Meeting:

a.	the Scheme;

b.	the Explanatory Statement as required pursuant to section 100 of the Companies Act;

c.	the notice of the Scheme Meeting; and

d.	the form of proxy card for use at the Scheme Meeting, (together, the "Scheme Documents")

5.	The Scheme Documents shall be provided to such Scheme Shareholders entitled to vote at the Scheme Meeting by email and/or physical mail and shall also be made available as follows:

a.	on the Company's website at www.bwlpg.com to which all Scheme Shareholders may access;

b.	electronically via the Oslo Stock Exchange's information system (Newsweb); and

c.	electronically via a Form 6-K filing with the U.S. Securities and Exchange Commission (www.sec.gov).

6.	The record date for the purpose of determining the Scheme Shareholders entitled to vote at the Scheme Meeting shall be at 5:00 p.m. (New York time) on 16 May 2024 or at such other date and/or time as may be notified to the Scheme Shareholders (the "Record Date"), provided that the Record Date shall not be less than 14 calendar days' prior to the date of the Scheme Meeting.

2

7.	The quorum for the Scheme Meeting shall be one or more persons present in person or by proxy representing at least 33% of the total issued and outstanding shares of the Company.

8.	Susan Barit, Vice President, Bermuda Operations of the Company, or failing her Shawn Angiers of Inchona Services Limited, Secretary of the Company, or failing him such other person as the Company may authorise, chair the Scheme Meeting and report the results of the Scheme Meeting to the Court including the number of votes cast in favour of the Scheme and the number of votes cast against the Scheme.

9.	Scheme Shareholders who are entitled to vote at the Scheme Meeting and wish to do so, must:

a.	either attend the Scheme Meeting (provided written notice is given in accordance with the Explanatory Statement) and vote in person, or by proxy (by sending a completed form of proxy as provided in the form accepted by the Chairman of the meeting ("Proxy")); and

b.	submit the appropriate documentation as provided in the Explanatory Statement and (if applicable) a completed form of Proxy, in accordance with such instructions and timeline as specified in the Explanatory Statement and/or the Proxy to the Secretary of the Company or to the Company's transfer agent, Equiniti Trust Company, LLC by email or otherwise, provided that in the case of Cede & Co Ltd. (or such other nominee of The Depository Trust Company which is a Scheme Shareholder) it may arrange under its normal procedures an omnibus or other Proxy whereby the shares of the Company it holds legal title to may be voted at the Scheme Meeting.

10.	Unless the Court orders otherwise, the accidental omission to serve any Scheme Shareholder entitled to vote at the Scheme Meeting with notice of the Scheme Meeting or the Proxy relating to the Scheme Meeting or the non-receipt of notice of the Scheme Meeting or a Proxy relating to the Scheme Meeting by a Scheme Shareholder shall not invalidate the proceedings at the Scheme Meeting.

11.	The form of proxy in the form or substantially in the form exhibited to the First SWX Affidavit and the provisions to be made permitting Scheme Shareholders entitled to vote at the Scheme Meeting to appoint a proxy, including by mail, telephone, electronically or otherwise, be and are hereby approved for use at the Scheme Meeting.

3

12.	A Scheme Shareholder may appoint any person as their proxy and, if the appointee is not the Chairman, may provide in the appointment that the appointee may vote in the appointee's absolute discretion. Any person validly appointed as proxy for a Scheme Shareholder entitled to vote at the Scheme Meeting may attend and speak at the Scheme Meeting.

13.	The Chairman shall:

a.	oversee voting;

b.	have discretion (without prejudice to the generality of paragraph 13(d) below):

i.	to accept the value in respect of which a Scheme Shareholder seeks to vote, in whole or in part, notwithstanding any failure by such Scheme Shareholder to comply with the requirements contained in the form of Proxy;

ii.	to accept otherwise incomplete or late Proxies (but, for the avoidance of doubt, provided that the form of Proxy is received before he closes the Scheme Meeting);

iii.	in the case of Cede & Co Ltd. (or such other nominee of The Depository Trust Company which is a Scheme Shareholder), to accept any Proxies and the value of any Proxies which may be submitted to the Company or to the Company's transfer agent, Equiniti Trust Company, LLC, pursuant to its normal procedures and via an omnibus or other Proxy whereby the shares of the Company it holds legal title to may be voted at the Scheme Meeting (but, for the avoidance of doubt, provided all such Proxies are received before he closes the Scheme Meeting); and

c.	be at liberty to rely on the electronic confirmations (in respect of electronic forms of Proxies) or signatures (in respect of hard copy forms of Proxies) as a warranty that the signatory (or person submitting such confirmation) has been duly authorised by the relevant Scheme Shareholder entitled to vote at the Scheme Meeting, as the case may be;

4

d.	be responsible for, and have discretion to determine, the entitlement of and value for which any Scheme Shareholder entitled to vote at the Scheme Meeting is permitted to vote at the Scheme Meeting;

e.	be at liberty to permit the attendance of persons who are not otherwise entitled to attend and vote at the Scheme Meeting provided that such a person shall not be entitled to speak at the Scheme Meeting without the permission of the Chairman and provided that no objection is received from a person entitled to attend the relevant Scheme Meeting;

f.	be at liberty to adjourn the Scheme Meeting to the same or another place in Bermuda, provided that, if adjourned, the Scheme Meeting recommences as soon as reasonably practicable thereafter; and

g.	have permission to apply for such further directions as he may consider necessary or appropriate.

14.	A representative from the Company, of appropriate seniority, will act as a scrutineer and be responsible for confirming the result of the Scheme Meeting and providing the Chairman with a report setting out the result of the Scheme Meeting.

15.	The Chairman shall file a report on the Scheme Meeting prior to any sanction hearing (assuming the requisite statutory majority of Scheme Shareholders in support of the Scheme is obtained at the Scheme Meeting).

16.	The Explanatory Statement in substantially the form exhibited to the First SWX Affidavit is hereby deemed to meet the requirements of section 100 of the Companies Act.

17.	Save as expressly stated in this Order, the Scheme Meeting shall be convened and held (and if so resolved, adjourned) in accordance with the bye-laws of the Company.

DATED this 15th day of May 2024

5

IN THE SUPREME COURT OF BERMUDA
CIVIL JURISDICTION
COMMERCIAL COURT
2024: No. 111

IN THE MATTER OF BW LPG LIMITED

AND IN THE MATTER OF SECTION 99 OF THE COMPANIES ACT 1981

ORDER TO CONVENE MEETING

CONYERS DILL & PEARMAN LIMITED
Clarendon House
2 Church Street
Hamilton, Bermuda

Attorneys for the Company

JSOM/axs/374605/24385167.1

6